AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2001


                                                     REGISTRATION NO. 333-61498

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM S-4/A

                               (AMENDMENT NO. 1)


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               UNITY BANCORP, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

            DELAWARE                              6022                        22-3282551
  (STATE OR OTHER JURISDICTION        (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)

                            ------------------------

                               UNITY BANCORP, INC.
                                64 OLD HIGHWAY 22
                            CLINTON, NEW JERSEY 08809
                                 (908) 730=7630

    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 JAMES A. HUGHES
                             CHIEF FINANCIAL OFFICER
                               UNITY BANCORP, INC.
                                64 OLD HIGHWAY 22
                            CLINTON, NEW JERSEY 08809
                                 (908) 730-7630

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                            ROBERT A. SCHWARTZ, ESQ.
                       WINDELS MARX LANE & MITTENDORF, LLP
                             120 ALBANY STREET PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08901
                                 (732) 448-2548

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     THE INFORMATION IN THIS PROSPECTUS MAY CHANGE. WE MAY NOT COMPLETE THE EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                               Dated June 28,2001


PRELIMINARY PROSPECTUS


                               UNITY BANCORP, INC.

                      1,150,000 SHARES OF COMMON STOCK AND
                    1,150,000 COMMON STOCK PURCHASE WARRANTS
                             (Subject to adjustment)
           In Exchange for 103,500 Shares of Series A Preferred Stock


     We are a Delaware corporation and bank holding company. Our common stock is traded on the Nasdaq National Market under the symbol "UNTY". We are offering an aggregate of up to 1,150,000 shares of our common stock and 1,150,000 common stock purchase warrants in exchange for the outstanding shares of our Series A Preferred Stock.

o We will exchange 10.1 shares of our common stock and 10.1 common stock purchase warrants for each share of the Series A Preferred Stock. Each warrant will allow the holder to purchase one share of our common stock for an exercise price of $5.50 per share for a period of fifteen months.

o In addition, we will exchange one share of common stock and one common stock purchase warrant in full satisfaction of each $4.95 in accrued but unpaid dividends on each share of Series A Preferred Stock tendered.

o The number of shares we are offering in exchange for the Series A Preferred Stock and in satisfaction of the accrued but unpaid dividends, and the exercise price of the warrants are all subject to adjustment, in the event the value of our common stock exceeds $4.20 per share as described under "Summary of the Exchange Offer - Adjustments to the Terms of the Offering" on p. 4:

o You may withdraw your tender of Series A Preferred Stock at any time before the expiration of this exchange offer. All shares of Series A Preferred Stock that are validly tendered and not validly withdrawn will be exchanged.

o The exchange offer will expire on July 13, 2001 at 5:00 p.m., New York City time, unless extended.

     Investment in the common stock and common stock purchase warrants to be issued in this exchange offer involves risks. See the risk factors section beginning on page 9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock and common stock purchase warrants or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                TABLE OF CONTENTS

                                                                            PAGE


Summary; Background and Description of Business................................2
Summary of the Exchange Offer..................................................4
Summary Consolidated Financial Data............................................8
Risk Factors...................................................................9
Use of Proceeds...............................................................12
Capitalization................................................................12
Market for the Common Stock...................................................13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations...................................................14
Management....................................................................39
Business......................................................................45
Description of Capital Stock..................................................49
Anti-Takeover Provisions......................................................51
Comparison of the Rights of our Common Stock and the Series A Preferred Stock.53
Procedures for Tendering Series A Preferred Stock.............................54
Certain U.S. Federal Income Tax Consideration.................................57
Plan of Distribution..........................................................59
Where You Can Find More Information...........................................59
Legal Matters.................................................................59
Experts.......................................................................59
Index to Consolidated Financial Statements...................................F-I

                                     SUMMARY

     This summary highlights some information from this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. Therefore, you should also read the entire prospectus, especially "Risk Factors," the consolidated financial statements and the notes to those statements and the documents we have referred you to.

BACKGROUND AND REASONS FOR THE EXCHANGE OFFER


     In March of 2000, we completed the sale of the Series A Preferred Stock to approximately 31 sophisticated investors without registration under the Securities Act of 1933. The Series A Preferred Stock has therefore been subject to transfer restrictions pursuant to SEC Rule 144. We originally sold the Series A Preferred Stock in order to increase our capital, which had been reduced through rapid growth and losses we incurred in 1999.

     The Series A Preferred Stock provides for a 10% cumulative annual dividend. Shares of the Series A Preferred Stock can be converted into our common stock at an assumed price of $7.25 per share (i.e., 6.8966 shares of common stock per preferred share). We may redeem the Series A Preferred Stock, at our option, after twenty-four (24) months upon the payment to the holders of the preferred shares of $50.00 per preferred share plus all accrued and unpaid dividends.

     We paid the first required partial period dividend on the Series A Preferred Stock in April of 2000. However, we have been prohibited by our federal and state regulators from paying subsequent dividends on the preferred shares, and no dividends beyond the April, 2000 dividend have been paid. As of March 31, 2001 there were $518 thousand in dividend arrearages accrued on the Series A Preferred Stock, or $5.00 per preferred share. We cannot predict when our regulators might permit us to begin paying dividends on the Series A Preferred Stock and when we will have the financial ability to do so. Dividends accrue at approximately $130,000, or $1.25 per share of Series A Preferred Stock, per quarter.

     In light of our inability to pay the dividend arrearages on the Series A Preferred Stock in the foreseeable future and in light of our continued losses through 2000, which make it likely we may need to raise additional capital in the near term, a special committee of our Board of Directors concluded it was in our best interests to convert the Series A Preferred Stock into common stock and retire the dividend arrearage. To the extent the exchange offer is accepted by holders of our outstanding Series A Preferred Stock, it will facilitate our ability to raise capital in the future by reducing the outstanding accrued but unpaid dividends and by retiring a senior security. Even to the extent that a small percentage of holders of the Series A Preferred Stock tender, it will reduce the amount of dividends in arrears and reduce our dividend cost going forward.


     In order to induce the holders of the Series A Preferred Stock to participate in the exchange offer, we are offering a 32% reduction in the exchange ratio for the Series A Preferred Stock. In addition, for each share of common stock due to holders in exchange for Series A Preferred Stock, holders will receive one common stock purchase warrant. Tendering holders of the Series A Preferred Stock will also receive one share of common stock and one common stock purchase warrant in satisfaction of each $4.95 in accrued but unpaid dividends. The 32% reduction in the exchange ratio reduces the assumed price of the common stock from $7.25 per share (or 6.8996 common shares per preferred share) to an assumed price of $4.95 per share (or 10.1 common shares per preferred share), subject to adjustment as described elsewhere in this prospectus. The shares of our common stock issued to holders of the Series A Preferred Stock will be in full satisfaction our obligation to pay the dividends in arrears on those shares of Series A Preferred Stock.

OUR BUSINESS

     We are a one-bank holding company incorporated under the laws of the State of Delaware to serve as a holding company for Unity Bank. The bank is a full-service commercial bank, providing a wide range of business and consumer financial services through its main office and twelve (12) branches located in Clinton, Colonia, Edison, Flemington, Highland Park, Linden, North Plainfield, Scotch Plains, South Plainfield, Springfield, Union and Whitehouse, New Jersey. Our primary service area encompasses the Route 22/Route 78 corridor between our Clinton, New Jersey main office and our Union, New Jersey branch. This service area includes communities in Essex, Hunterdon, Middlesex, Morris, Somerset, Union and Warren Counties, New Jersey.

     We have been operating under regulatory orders for the past year and one-half. In the second half of 1999, we incurred certain losses which, combined with our asset growth, caused our capital ratios to fall below levels required under federal regulation. As a result of the capital deficiency, in the first quarter of 2000, we entered into memoranda of understandings with our primary regulatory agencies. However, due to continued losses through the first two quarters of 2000, among other reasons, we entered into stipulations and agreements with each of our respective regulators on July 18, 2000. Under these agreements, we are required to take a number of affirmative steps, including hiring an outside consulting firm to review our management structure, adopting strategic and capital plans which will increase the bank's leverage ratio to 6% or above, reviewing and adopting various policies and procedures, adopting programs with regard to the resolution of certain criticized assets, and providing ongoing reporting to the various regulatory agencies with regard to our progress in meeting the requirements of the agreements. The agreements require us to establish a compliance committee of our Board of Directors to oversee our efforts in meeting all requirements of the agreements, and prohibit the bank from paying dividends to us and us from paying dividends on our common or preferred stock, without regulatory approval. As of December 31, 2000, we believe we are in compliance with the requirements of the agreements.

     As a result of the regulatory orders and our losses in 1999 and 2000, we undertook a number of steps during 2000 to restructure our balance sheet, enhance our capital ratios and restructure our management. In the first quarter of 2000, we undertook the offering of our Series A Preferred Stock. This resulted in $4.9 million in proceeds, net of offering expenses.

     Also during 2000, we engaged in certain sales of loan packages. In the first quarter of 2000, we sold $36.4 million in adjustable rate 1-4 family mortgages, recognizing a loss of $731 thousand. In the third quarter of 2000, we also sold $44.9 million in home equity loans, recognizing a loss of $1.2 million. The loan sales helped improve our liquidity as well as our capital ratios by reducing outstanding assets. In addition, the cash from the third quarter loan sale was used to fund the sale of five (5) of our branches in the fourth quarter of 2000. The branch sales involved the assumption of $48.0 million in deposits by the acquirers, who also assumed our lease obligations under the leases for the branch premises. We recognized an after tax gain of $2.0 million on these sales.

     Also in the fourth quarter of 2000, Certified Mortgage Associates, Inc., a subsidiary of the bank, ceased operations. CMA had been acquired in February 1999. However, CMA had not operated profitably since the second quarter of 1999. Certain members of management left the employment of CMA in the third and fourth quarters of 2000 and we elected to have CMA cease operations during the fourth quarter. In connection with CMA's termination of business, we wrote off $3.2 million in intangibles recorded on the acquisition of CMA, in the third and fourth quarters of 2000. During August 2000, Mr. Robert J. Van Volkenburgh, our former Chairman and Chief Executive Officer, resigned from his positions with us. In February 2001, Mr. Van Volkenburgh filed a complaint in the Superior Court of New Jersey alleging a breach of certain employment agreements. We intend to vigorously defend ourselves from any claims for payment under these agreements. We believe we have strong defenses to the claims made by Mr. Van Volkenburgh and he is not likely to succeed in this regard. No discovery has taken place. Our position is based upon what we know as of the date of this prospectus, and we may change our opinion based on future developments.

     Our principal executive offices are located at 64 Old Highway 22, Clinton, New Jersey 08809, and our telephone number is (908) 730-7630.

                          SUMMARY OF THE EXCHANGE OFFER



THE EXCHANGE OFFER...............................   We are offering to exchange 10.1 shares of common stock and 10.1 common stock purchase warrants for each share of Series A Preferred Stock, subject to adjustment as described below.

                                                    In addition, we will exchange one share of our common stock and one common stock purchase warrant in full satisfaction for each $4.95 in accrued but unpaid dividends, through the consummation of the exchange offer, on each share of
                                                    Series A Preferred Stock tendered, again subject to adjustment. Fractional shares which you may be entitled to will be rounded up to the nearest whole share, taking into account the entire number of common shares you are to receive and combining fractional shares to the extent possible.

THE WARRANTS.....................................   Each warrant will allow the holder to purchase one share of our common stock at an exercise price $5.50 per share, subject to adjustment as described below. The warrants may be exercised for fifteen (15) months after completion of this exchange offer. We may permit the warrant holders to satisfy the exercise price of warrants by surrendering previously outstanding shares of our common stock in lieu of paying the exercise price of the warrants in cash. The warrants will be freely transferable by the holder. However, we do not expect there to be a public market for the warrants, as there will be a limited number of holders.

ADJUSTMENTS TO THE TERMS OF
THE OFFERING ....................................   The terms of our exchange offer are subject to adjustment in the event the value of our common stock, determined in the manner described below, exceeds $4.20 per share. For the purposes of this offering, we are using an assumed value for our common stock of $4.95 per share. By using this assumed value, we have determined the exchange ratio of 10.1 shares of common stock and 10.1 common stock warrants for each share of Series A Preferred Stock.

                                                    If the value of our common stock exceeds $4.20 per share, we will adjust the assumed value upward by an amount equal to the amount the value exceeds $4.20 per share. For example, if the value of our common stock is $4.40 per share, we will increase the assumed value per common share by $.20, from $4.95 to $5.15 per share. Therefore, the exchange ratio would be adjusted to 9.7 shares of our common stock and 9.7 common stock purchase warrants per preferred share.

                                                    In addition, if the value of our common stock exceeds $4.20 per share, the exercise price for our warrants will also be adjusted upward. Therefore, if the value of our common stock is $4.40 per share, the exercise price for each warrant would be increased by $0.20 to $5.70 from $5.50.

                                                    Finally, the assumed value used in determining how many shares of our common stock each holder of Series A Preferred Stock will receive in satisfaction of accrued and unpaid dividends will also be adjusted upward in the same manner as the exchange ratio for our common stock and the exercise price of our warrants.
                                                    Therefore, if the value of our common stock is $4.40 per share, a shareholder would receive one share of common stock and one common stock purchase warrant for each $5.15 in accrued but unpaid dividends.

                                                    For the purposes of these adjustments, we will determine the value of our common stock by taking the average closing price of our common stock on the Nasdaq
                                                    National Market for the ten (10) trading days ending prior to the second business day preceding the expiration date of this exchange offer, as it may be extended from time to time. As of June 26, 2001, the average closing price for our common stock determined in this manner was $4.28



THE COMMON STOCK.................................   Our common stock is traded on the Nasdaq National Market under the symbol
                                                    "UNTY". The shares of common stock issued in the exchange offer will be freely transferable. There are currently 603 record holders of our common stock. As of
                                                    June 25, 2001, the last sale price of our common stock on the Nasdaq National
                                                    Market was $4.25. See "Market for Our Common Stock" on page 12.

OUTSTANDING COMMON SHARES........................   Prior to the exchange offer....................... 3,706,708
                                                    Upon consummation of the exchange offer(1)........ 4,856,708
                                                    Upon exercise of the warrants(2).................. 6,006,700

RIGHTS SURRENDERED UPON TENDER
OF PREFERRED STOCK...............................   In tendering your shares of Series A Preferred Stock in exchange for common stock, you will be forfeiting certain rights which you have under the Series A
                                                    Preferred Stock.

                                                    By its terms, the Series A Preferred Stock is entitled to receive a 10% annual, cumulative dividend, and we cannot pay dividends on our common stock until all dividends on the Series A Preferred Stock have been paid. The dividend on the
                                                    Series A Preferred Stock continues to accumulate until the Series A Preferred
                                                    Stock is redeemed or is converted into common stock.

                                                    We may not redeem the Series A Preferred Stock until March, 2002. If we redeem the Series A Preferred Stock after that date, we must pay all accrued and unpaid dividends. By accepting the exchange offer, you will stop the accrual of dividends on your shares, and you will receive shares of common stock in lieu of all dividends accrued through the date of exchange. Our common stock has no dividend preference, and you will receive dividends only as, when and if declared by the Board of Directors in compliance with all laws and regulations and policies governing us. Under our agreements with our regulators, we are not currently able to pay dividends.

                                                    In addition, upon liquidation, the Series A Preferred Stock has a preferred claim ahead of our common stock upon our assets, up to the amount of $50.00 per preferred share plus all accrued and unpaid dividends. Our common stock has no preference upon liquidation.

INTERESTS OF CERTAIN MEMBERS OF
MANAGEMENT IN THE TRANSACTION....................   Members of our Board of Directors and management own 24,400 shares of the Series
                                                    A Preferred Stock. Members of our Board and management who accept the offer will receive the same terms as unaffiliated holders of the Series A Preferred Stock.
                                                    All of the members of our Board and management that hold Series A Preferred
                                                    Stock have indicated their intention to exchange their Series A Preferred Stock pursuant to the offer.

CONDITIONS TO THE EXCHANGE
OFFER............................................   The exchange offer is not conditioned upon any minimum amount of Series A
                                                    Preferred Stock being tendered for exchange. However, we may terminate the exchange offer if, in our reasonable judgment, the exchange offer would violate any law, statute, rule or regulation. See "The Exchange Offer -- Conditions to the Exchange Offer."

PROCEDURES FOR TENDERING.........................   If you wish to tender your shares of Series A Preferred Stock in this exchange offer, you must complete and sign the letter of transmittal, which we have provided, according to the instructions contained in this prospectus. You must then mail, fax or hand deliver the letter of transmittal, together with the certificates representing the Series A Preferred Stock to be tendered, and any other required documents, to us at the address set forth on the letter of transmittal. You should allow sufficient time to ensure timely delivery.

                                                    If you own Series A Preferred Stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender Series A
                                                    Preferred Stock in this offering, you are urged to contact that person promptly.

                                                    We will act as the exchange agent for this offer. Questions regarding how to tender and requests for information should also be directed to us. See "The
                                                    Exchange Offer -- Procedures for Tendering Series A Preferred Stock."

------------------------
(1) Assumes all shares of Series A Preferred Stock are tendered for exchange and 1,150,000 common shares are issued and 1,150,000 warrants are issued, both upon exchange of the Series A Preferred Stock and in satisfaction of accrued and unpaid dividends of $518 thousand through March 31, 2001. Dividends will continue to accrue through consummation of this exchange offer. Dividends on the outstanding Series A Preferred Stock accrue at a rate of $1.25 per share per quarter.

(2)  Assumes warrants to purchase 1,150,000 shares are exercised.



EXPIRATION DATE; WITHDRAWAL......................   The exchange offer will expire on (1) the earlier of July 13,
                                                    2001, or the date when all Series A Preferred Stock has been tendered, or (2) a later date and time to which we may extend the offering. We will accept for exchange any and all shares of
                                                    Series A Preferred Stock that are validly tendered in the
                                                    exchange offer prior to 5:00 p.m., New York City time, on the expiration date. You may withdraw the tender of Series A
                                                    Preferred Stock at any time prior to the expiration date. Any
                                                    Series A Preferred Stock not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer. The shares of common stock and common stock purchase warrants issued in the exchange offer will be delivered promptly following the expiration date. See "The
                                                    Exchange Offer -- Terms of the Exchange Offer; Period for
                                                    Tendering Series A Preferred Stock" and "== Withdrawals of
                                                    Tenders."


GUARANTEED DELIVERY
PROCEDURES.......................................   If you wish to tender your Series A Preferred Stock and (1)
                                                    your Series A Preferred Stock is not immediately available or
                                                    (2) you cannot deliver your Series A Preferred Stock together with the letter of transmittal to the exchange agent prior to the expiration date, you may tender your Series A Preferred
                                                    Stock according to the guaranteed delivery procedures contained in the letter of transmittal. See "The Exchange Offer --
                                                    Procedures for Tendering Series A Preferred Stock -- Guaranteed
                                                    Delivery Procedures."

TAX CONSIDERATIONS...............................   For U.S. federal income tax purposes, the exchange of Series A
                                                    Preferred Stock for shares of common stock and common stock purchase warrants should not be considered a sale or exchange or otherwise a taxable event to the holders of the stock.
                                                    Receipt of shares of common stock in satisfaction of
                                                    outstanding dividends in arrears will be deemed taxable
                                                    dividends to you. See "Certain U.S. Federal Income Tax
                                                    Consequences"

USE OF PROCEEDS..................................   We will receive no proceeds from the exchange offer.

EXCHANGE AGENT...................................   We are serving as exchange agent in connection with the
                                                    exchange offer for the stock.


CONSEQUENCES OF NOT EXCHANGING
THE SERIES A PREFERRED STOCK.....................   If you do not tender your shares of Series A Preferred Stock, you will continue to hold and to have all of the rights and
                                                    obligations of the Series A Preferred Stock. Since the Series A
                                                    Preferred Stock was issued under an exemption from registration under the Securities Act of 1933, any transfers of the Series A
                                                    Preferred Stock must be undertaken in compliance with the
                                                    restrictions contained in SEC Rule 144.

                                                    In addition, under our agreements with our various regulators, we are not currently permitted to





                                                    pay dividends on any of our outstanding securities. We are unable to determine when these restrictions may be lifted. Therefore, we do not currently anticipate that holders of the Series A
                                                    Preferred Stock will receive current dividends on their stock, nor will dividends be paid for the foreseeable future.

                                                    Further, under the terms of the Series A Preferred Stock, we may redeem the Series A Preferred Stock beginning in March, 2002 for the full stated value of the Series A Preferred Stock plus any unpaid dividends. However, as a result of our agreements with our regulators and our capital position, we will not be able to redeem the Series A Preferred Stock for the foreseeable future.

                                                    You may, at any time, convert your Series A Preferred Stock into common stock at an assumed price of $7.25 per common share, a significant premium over the terms of the current exchange offer.
                                                    Further, we may require you to convert your Series A Preferred
                                                    Shares into common shares at an assumed price of $7.25 per common share after the Series A Preferred Stock has been outstanding for twenty-four (24) months and after our common stock has closed at or above $7.25 for ten (10) out of fifteen (15) consecutive trading days.

                                                    The terms of the Series A Preferred Stock will not be altered by the exchange offer, and any holder of Series A Preferred Stock electing not to participate in the exchange offer will continue to be bound by these terms.



                       SUMMARY CONSOLIDATED FINANCIAL DATA

     Set forth below is our summary consolidated financial data for the three
(3) years ended December 31, 2000, which are derived from our audited consolidated financial statements, and at and for the three month periods ended March 31, 2001 and 2000, which are derived from our unaudited financial statements at and for such dates. The following summary consolidated financial data should be read in conjunction with the selected financial data, the consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.


                                                             UNITY BANCORP, INC.

                                                    SELECTED CONSOLIDATED FINANCIAL DATA


(Dollar in thousands, except per share data)       Quarter Ended
                                                     March 31st                  At or for the Years Ended December 31st
                                               --------------------     ----------------------------------------------------------
                                                 2001        2000         2000         1999         1998        1997        1996
                                               --------    --------     --------     --------     --------    --------    --------
SELECTED RESULTS OF OPERATIONS
  Interest income                              $  6,016    $  7,101     $ 28,017     $ 23,688     $ 17,480    $ 15,025    $ 10,860
  Interest expense                                3,353       4,225       16,322       12,738        7,165       6,312       4,756
  Net interest income                             2,663       2,876       11,695       10,950       10,315       8,713       6,104
  Provision for loan losses                         150         246          716        1,743          804         497         417
  Other income                                    1,161         544        7,666        5,606        4,407       3,043       2,404
  Other expenses                                  3,540       4,899       23,718       20,578       10,499       7,985       6,403
  Tax expense (benefit)                               6        (709)         839       (2,387)       1,282       1,259         644
  Net income (loss)                                 128      (1,016)      (5,912)      (3,378)       2,137       2,015       1,044
PER SHARE DATA
  Net income (loss) per common
    share (basic)                                 (0.00)      (.027)       (1.71)       (0.91)        0.67        0.65        0.47
  Net income (loss) per common
    share (diluted)                               (0.00)      (0.27)       (1.71)       (0.91)        0.64        0.64        0.46
  Book value per common share                      4.38        5.58         4.32         5.88         7.01        6.39        5.82
  Cash dividend on common shares                     --          --           --         0.24         0.20        0.20        0.18
SELECTED BALANCE SHEET DATA
  Total assets                                  367,044     409,715      356,003      438,969      254,612     213,782     172,688
  Loans                                         223,948     287,069      226,140      322,532      166,792     134,176      97,827
  Allowance for loan losses                       2,550       2,387        2,558        2,173        1,825       1,322         886
  Investment securities                          79,163      73,526       70,837       74,349       40,929      41,308      37,153
  Deposits                                      331,088     377,339      320,318      357,538      226,860     192,414     153,555
  Borrowings                                     10,000           0       10,000       53,000           --          --          --
  Shareholders' equity                           21,680      25,603       21,314       21,792       26,346      19,990      17,990
FINANCIAL RATIOS
  Return on average assets                          .22%     (0.94%)      (1.44)%      (0.94)%        0.93%       1.05%       0.73%
  Return on average common equity                   .05%    (19.11%)     (33.43)%     (14.33)%       10.17%      10.78%       9.37%
  Net interest margin                              3.21%      3.02%         3.19%        3.49%        4.91%       4.72%       4.47%
  Net interest spread                              2.40%      2.47%         2.61%        3.01%        3.99%       3.60%       3.55%
ASSET QUALITY RATIOS
  Allowance for loan losses to loans               1.14%       .83%         1.13%        0.67%        1.09%       0.99%       0.91%
  Allowance for loan losses to
    non-performing loans                          44.63%     87.47%        61.27%      137.71%       46.83%      88.38%     103.02%
  Non-performing loans to total loans              2.51%       .95%         1.85%        0.49%        2.34%       1.11%       0.95%
  Non-performing assets to total assets            1.68%       .85%         1.21%        0.70%        1.97%       0.70%       0.54%
  Net charge-offs to average loans                  .28%       .04%          .12%        0.59%        0.21%       0.05%       0.12%
CAPITAL RATIOS - COMPANY
  Leverage ratio                                   6.12%      5.20%         5.50%        4.35%       10.87%       9.51%      11.09%
  Tier 1 risk-based capital ratio                  9.79%      7.70%         9.61%        6.17%       13.89%      13.29%      16.43%
  Total risk-based capital ratio                  10.94%      8.52%        10.76%        6.88%       14.85%      14.28%      17.24%
CAPITAL RATIOS - BANK
  Leverage ratio                                   5.80%      4.88%         5.24%        4.01%        7.09%       7.35%       7.09%
  Tier 1 risk-based capital ratio                  9.27%      7.19%         9.12%        5.62%        8.84%      10.13%      10.51%
  Total risk-based capital ratio                  10.42%      8.62%        10.26%        6.33%        9.80%      11.03%      11.32%


(1) The net interest margin is calculated by dividing net interest income by average interest earning assets.

(2) The net interest spread is the difference between the weighted average yield on interest earning assets and the weighed average cost of interest bearing liabilities.

                                  RISK FACTORS

     Holders of the Series A Preferred Stock should carefully consider the information set forth under the caption "Risk Factors" and all other information set forth in this prospectus before tendering their shares in the exchange offer. Certain statements in this prospectus are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "believes," "expects," is or are "expected" and "anticipated." These forward-looking statements are based on our current expectations. The risk factors set forth below are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

WE ARE CURRENTLY OPERATING UNDER AGREEMENTS WITH OUR PRIMARY REGULATORS.

     Due to the significant losses which we incurred in 1999 and 2000, among other reasons, on July 18, 2000 we entered into stipulations and agreements with our federal and state regulators. Under these agreements, we are required to take a number of affirmative steps, including hiring an outside consulting firm to review our management structures, adopting strategic and capital plans which will increase the bank's leverage capital ratio to 6% or greater, reviewing and modifying, where appropriate, or adopting, as appropriate, policies and procedures governing various aspects of our business, adopting programs with regard to the resolution of certain criticized assets, and providing on-going reports to the various regulatory agencies regarding our progress in meeting the requirements of these agreements. If we fail to comply with the terms of these agreements, the regulatory authorities may take a variety of actions against us, including requiring the bank to cease activities the regulators believe to be in violation with the agreement, requiring us to raise new capital, requiring us to sell the bank or, ultimately, terminating our Federal deposit insurance.

WE HAVE RECENTLY INCURRED SIGNIFICANT LOSSES.

     We incurred net losses from operations in the year ended December 31, 2000 of $5.9 million and in the year ended December 31, 1999 of $3.4 million. There can be no assurance that we will be able to grow the core deposits of the bank, restructure our funding mix, originate higher yielding assets and restore the company to profitability.

THE EXCHANGE OFFER VALUES OUR COMMON STOCK AT A PREMIUM TO CURRENT MARKET PRICE.

     Under the terms of the exchange offer, each share of Series A Preferred Stock with a stated value of $50.00 will be exchanged for 10.1 shares of our common stock and 10.1 common stock purchase warrants, subject to adjustment as provided for herein. Assuming no value is attributed to the common stock purchase warrants, this exchange will value our common stock at a minimum of $4.95 per share, a significant premium to the current market price for our common stock. On May 22, the closing price for our common stock on the Nasdaq market was $4.00. We can give you no assurances that the price for our common stock will increase to equal or exceed the assumed value of our common stock in the exchange offer.

OUR NON-PERFORMING ASSETS HAVE SIGNIFICANTLY INCREASED.

     From December 31, 1999 to December 31, 2000 our total non-performing assets have increased by $1.2 million, or 40%. This trend has continued through the first quarter as our total non-performing assets increased by 42.3% from December 31, 2000 to March 31, 2001. Our ratio of non-performing assets to loans and other real estate owned increased to 2.74% at March 31, 2001, from 1.21% at March 31, 2000. If our non-performing assets continue to increase, we will be required to take significant additional provisions for loan losses and our net income will be adversely affected. The level of our non-performing assets is affected by many factors, including some which are not within our control. These factors include general economic and business conditions, economic and business conditions within the New Jersey economy serviced by most of our borrowers, levels of employment and other economic conditions.

CURTAILMENT OF THE SMALL BUSINESS ADMINISTRATION LOAN PROGRAM COULD NEGATIVELY AFFECT THE COMPANY.

     The bank has generally sold the guaranteed portion and has occasionally sold part of the unguaranteed portion of SBA loans in the secondary market. There can be no assurance that the bank will be able to continue originating these loans, or that a secondary market will exist for, or that the bank will continue to realize premiums upon the sale of, the guaranteed and unguaranteed portions of the SBA loans. The federal government presently guarantees 75% to 85% of the principal amount of each qualifying SBA loan. There can be no assurance that the federal government will maintain the SBA program, or if it does, that such guaranteed portion will remain at its current funding level. Furthermore, there can be no assurance that the bank will retain its preferred lender status, which, subject to certain limitations, allows the bank to approve and fund SBA loans without the necessity of having the loan approved in advance by the SBA, or that if it does, that the federal government will not reduce the amount of such loans which can be made by the bank. In addition, the bank relies on the expertise of a few key officers in its SBA lending. The retention of such officers is important to the success of the SBA lending and the amount of income the bank derives from SBA lending. The bank believes that its SBA loan portfolio does not involve more than a normal risk of collectability. However, since the bank has sold the guaranteed portion of substantially all of its SBA loan portfolio, the bank incurs a credit risk on the non-guaranteed portion of the SBA loans. In the event of default on a SBA loan, the bank's pursuit of remedies against a borrower is subject to SBA approval, and where the SBA establishes that its loss is attributable to deficiencies in the manner in which the loan application has been prepared and submitted, the SBA may decline to honor its guarantee with respect to the bank's SBA loans or it may seek the recovery of damages from the bank. The SBA has never declined to honor its guarantees with respect to the bank's SBA loans, although no assurance can be given that the SBA would not attempt to do so in the future.

WE MAY BE SUBJECT TO HIGHER OPERATING COSTS AS A RESULT OF GOVERNMENT
REGULATION.

     We are subject to extensive federal and state legislation, regulation and supervision which is intended primarily to protect depositors and the Federal Deposit Insurance Corporation's Bank Insurance Fund, rather than investors. Legislative and regulatory changes may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors. In addition, because of our agreements with our regulatory agencies, our Federal deposit insurance premiums have significantly increased and will remain higher than premiums charged to our competitor institutions until our regulatory standing significantly improves. Higher Federal deposit insurance premiums will continue to place us at a competitive disadvantage.

WE CANNOT PREDICT HOW CHANGES IN TECHNOLOGY WILL IMPACT OUR BUSINESS.

     The financial services market, including banking services, is increasingly affected by advances in technology, including developments in:

     o    telecommunications;

     o    data processing;

     o    automation;

     o    Internet-based banking;

     o    telebanking; and

     o    debit cards and so-called "smart cards."

     Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future.

CHANGES IN LOCAL ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR LOAN PORTFOLIO.

     Our success depends to a great extent upon the general economic conditions of the local markets that we serve. Unlike larger banks that are more geographically diversified, we provide banking and financial services primarily to customers in the four counties in central New Jersey markets in which we have branches, so any decline in the economy of New Jersey could have an adverse impact on us.

     Our loans, the ability of borrowers to repay these loans and the value of collateral securing these loans, are impacted by economic conditions. In addition, a large portion of our income is generated from gains on the sale of SBA loans and the related servicing. Our financial results, the credit quality of our existing loan portfolio, and the ability to generate new loans with acceptable yield and credit characteristics may be adversely affected by changes in prevailing economic conditions, including declines in real estate values, changes in interest rates, adverse employment conditions and the monetary and fiscal policies of the federal government. Although economic conditions in our primary market area are strong and have aided our recent growth, we cannot assure you that these conditions will continue to prevail. We cannot assure you that positive trends or developments discussed in this prospectus will continue or that negative trends or developments will not have a significant adverse effect on us.

OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL LOSSES.

     Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and nonperformance. Our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses could materially and adversely affect results of our operations. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically, by an independent loan review function and by the audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and these losses may exceed current estimates. State and federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses and have in the past required an increase in our allowance for loan losses. Although we believe that our allowance for loan losses is adequate to cover probable and reasonably estimated losses, we cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could adversely affect our earnings.

WE ARE IN COMPETITION WITH MANY OTHER BANKS, INCLUDING LARGER COMMERCIAL BANKS WHICH HAVE GREATER RESOURCES THAN US

     The banking industry within the State of New Jersey is highly competitive. The bank's principal market area is served by branch offices of large commercial banks and thrift institutions. In addition, in 1999 the Gramm-Leach-Bliley Financial Modernization Act of 1999 was passed into law. The Modernization Act permits other financial entities, such as insurance companies and securities firms, to acquire or form financial institutions, thereby further increasing competition. A number of our competitors have substantially greater resources than we do to expend upon advertising and marketing, and their substantially greater capitalization enables them to make much larger loans. Our success depends a great deal upon our judgment that large and mid-size financial institutions do not adequately serve small businesses in our principal market area and our ability to compete favorably for such customers. In addition to competition from larger institutions, we also face competition for individuals and small businesses from recently formed banks seeking to compete as "home town" institutions. Most of these new institutions have focused their marketing efforts on the smaller end of the small business market we serve.

THERE IS A RISK THAT WE MAY NOT BE REPAID IN A TIMELY MANNER, OR AT ALL, FOR LOANS WE MAKE

     The risk of nonpayment (or deferred or delayed payment) of loans is inherent in commercial banking. Such non-payment, or delayed or deferred payment of loans to the bank, if they occur, may have a material adverse effect on our earnings and overall financial condition. Additionally, in compliance with applicable banking laws and regulations, the bank maintains an allowance for loan losses created through charges against earnings. As of March 31, 2001, the bank's allowance for loan losses was $2.6 million. The bank's marketing focus on small to medium-size businesses may result in the assumption by the bank of certain lending risks that are different from or greater than those which would apply to loans made to larger companies. We seek to minimize our credit risk exposure through credit controls which include evaluation of potential borrowers, available collateral, liquidity and cash flow. However, there can be no assurance that such procedures will actually reduce loan losses.

THE LAWS THAT REGULATE OUR OPERATIONS ARE DESIGNED FOR THE PROTECTION OF DEPOSITORS AND THE PUBLIC, BUT NOT OUR STOCKHOLDERS

     The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the deposit insurance funds and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. We can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely our business.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the issuance of the common stock offered in the exchange offer. In the event the warrants are exercised, we will receive the proceeds from that exercise. Assuming 1,150,000 warrants are issued as part of the exchange offer, all of those warrants are exercised and that the exercise price for each of the warrants is $5.50, we would receive $6,325,000 in proceeds. These proceeds would be used for general corporate purposes, to augment our capital and to provide additional capital to the bank.

     The net proceeds from the sale of the Series A Preferred Stock, after deducting offering expenses, was approximately $4.9 million. These proceeds were contributed to the bank to supplement its capital.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Unity Bancorp, Inc. as of March 31, 2001, based on common stock outstanding on that date of 3,706,708 shares:

     -    on an actual basis; and

     - on an as adjusted basis to give effect to the offering of the common stock, after deduction of estimated offering expenses, assuming all shares of Series A Preferred Stock outstanding are exchanged for stock on the terms set forth herein.

     - The capitalization information set forth in the table below is qualified by and should be read in conjunction with the more detailed consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus. The table below also reflects the estimated expenses of the proposed exchange, which must be recognized when incurred, and a deemed dividend payable to the preferred holders of $1.9 million (See "The Exchange Offer - Accounting Treatment").


                                                                         March 31,       As
                                                                           2001       Adjusted
                                                                        ---------     ---------
Shareholders' equity
  Preferred stock class A, 10% cumulative and convertible,
    103,500 shares issued and outstanding                               $   4,929     $       0
  Common stock, no par value, 7,500,000 shares authorized                  26,234        33,098
Treasury stock, at cost, 156,860 shares                                    (1,762)       (1,762)
Retained deficit                                                           (7,664)       (9,699)
Accumulated other comprehensive loss, net of tax benefit                      (57)          (57)
                                                                        ---------     ---------
       Total Shareholders' Equity                                       $  21,680     $  21,580
                                                                        ---------     ---------
Outstanding Common Shares                                               3,706,708     4,856,708

                           MARKET FOR THE COMMON STOCK

     Our common stock is traded on Nasdaq Market under the symbol "UNTY." The following table shows the high and low bid price for the common stock on the Nasdaq Market for the last two fiscal years and for the most recently completed quarter. High and low bid prices reported on the Nasdaq Market reflect inter-dealer quotations, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

                                      2001
                                      ----

                                          High         Low        Cash Dividend
                                         ------       -----       -------------
1st Quarter ........................     $ 4.00       $2.06          $0.00
2nd Quarter (through May 22, 2001)..     $ 5.00       $2.93          $0.00

                                      2000
                                      ----

                                          High         Low        Cash Dividend
                                         ------       -----       -------------
1st Quarter ....................         $ 6.68       $5.25          $0.00
2nd Quarter ....................         $ 6.25       $3.50          $0.00
3rd Quarter ....................         $ 4.94       $3.44          $0.00
4th Quarter ....................         $ 4.38       $2.00          $0.00

                                      1999
                                      ----

                                          High         Low        Cash Dividend
                                         ------       -----       -------------
1st Quarter ....................         $ 8.50       $4.75          $0.06
2nd Quarter ....................         $11.75       $6.38          $0.06
3rd Quarter ....................         $12.00       $9.63          $0.06
4th Quarter ....................         $11.00       $9.31          $0.06

     Under our stipulations and agreements with our federal and state regulators, we are not allowed to pay cash dividends on our securities. We have therefore not paid any cash dividends on common stock since the fourth quarter of 1999.

     As of March 31, 2001, we had 603 common shareholders of record.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior period's data throughout the following discussion and analysis for purposes of comparability with prior period data.

           RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2001

NET INCOME

     We recorded net income of $128 thousand or $0.00 per diluted common share for the quarter ended March 31, 2001 compared to net a net loss $1.0 million, or $0.27 loss per diluted common share for the first quarter of 2000. The improved operating results were primarily the result of a decrease in non-interest expense and an increase in non-interest income. Non-interest expense decreased $1.4 million, or 27.7 percent, as a result of the dissolution of our CMA subsidiary, the reduced number of branches resulting from the sale of five branches in December 2000, and improved expense control. Non-interest income increased $617 thousand as a result of a $731 thousand loss on the sale of mortgage loans in the first quarter of 2000.

NET INTEREST INCOME

COMPARATIVE AVERAGE BALANCE SHEETS

(Dollar amounts in thousands - Interest amounts and interest rates/yields on a fully tax-equivalent basis.)


For the Three months ended March 31                                          2001                              2000
                                                                --------------------------------------------------------------
                                                                 Average              Rate/     Average                  Rate/
                                                                 Balance   Interest   Yield     Balance     Interest     Yield
                                                                --------------------------------------------------------------
Assets
Interest Earning Assets
Commercial Loans                                                $ 85,992    $1,885     8.89%    $104,006     $2,250       8.77%
SBA Loans                                                         32,221       851    10.71%      17,564        442      10.21%
Mortgage Loans                                                    76,851     1,139     5.93%      97,760      1,436       5.88%
Consumer Loans                                                    28,991       557     7.79%      90,930      1,800       8.03%
                                                                --------------------------------------------------------------
Total Loans                                                      224,055     4,432     7.99%     310,260      5,928       7.72%
                                                                --------------------------------------------------------------
Securities Available for sale                                     42,467       657     6.19%      39,243        677       6.90%
Securities Held to maturity                                       31,852       473     5.94%      34,232        513       5.99%
Federal funds sold and interest bearing deposits                  33,257       454     5.54%         816         10       5.01%
                                                                --------------------------------------------------------------
Total Interest-earning assets                                    331,631    $6,016     7.26%     384,551      7,128       7.41%
Non-interest earning assets                                       25,221                          47,946
Allowance for loan losses                                          2,633                           2,265
                                                                --------                        --------
Total average assets                                            $354,219                        $430,232
                                                                ========                        ========

Liabilities and Equity
Interest-bearing liabilities
Interest bearing checking                                       $ 42,873    $  145     1.37%    $ 44,962      $ 203       1.83%
High yield checking                                               60,628       828     5.54%      65,239        937       5.82%
Savings deposits                                                  30,373       178     2.38%      36,257        229       2.56%
Time deposits                                                    132,962     2,007     6.12%     163,429      2,272       5.64%
                                                                --------------------------------------------------------------
Total Interest Bearing Deposits                                  266,836     3,158     4.80%     309,887      3,641       4.77%
                                                                --------------------------------------------------------------
Other debt                                                        12,902       195     6.13%      36,356        584       6.51%
                                                                --------------------------------------------------------------
Total interest-bearing liabilities                              $279,738    $3,353     4.86%    $346,243     $4,225       4.95%
                                                               ---------------------------------------------------------------
Non-interest bearing liabilities                                   1,225                           1,706
Demand deposits                                                   51,896                          59,948
Shareholders' equity                                              21,360                          22,335
                                                                --------                        --------
Total average liabilities and shareholders' equity              $354,219                        $430,232
                                                                ========                        ========

Tax equivalent net interest income                                           2,663                            2,903
                                                                            ======                           ======
Tax equivalent adjustment                                                       --                              (27)
                                                                            ======                           ======
Net interest income                                                          2,663                            2,876
                                                                            ======                           ======
Net interest rate spread                                                               2.40%                              2.47%
                                                                                       ====                               ====
Net interest margin on average earning assets                                          3.21%                              3.02%

     The following table presents the major factors by category that contributed to the changes in net interest income for the three months ended March 31, 2001 compared to the same period a year ago. Amounts have been computed on a full tax-equivalent basis, assuming a federal income tax rate of 34.0 percent.

   RATE VOLUME TABLE


                                                                        Increase (Decrease)
                                                                ---------------------------------
                                                                         Due to Change in
                                                                ---------------------------------
                                                                Volume         Rate        Total
                                                                -------        -----      -------
     ASSETS
     Interest Earning Assets
       Commercial Loans                                         $  (395)       $  30      $  (365)
       SBA Loans                                                    387           22          409
       Mortgage Loans                                              (310)          13         (297)
      Consumer Loans                                             (1,190)         (53)      (1,243)
                                                                -------        -----      -------
     Total Loans                                                 (1,508)          12       (1,496)

     Available for sale securities                                   50          (70)         (20)
     Held to maturity securities                                    (35)          (5)         (40)
     Federal funds sold and interest bearing deposits               443            1          444
                                                                -------        -----      -------
     Total Interest-earning assets                               (1,050)         (62)      (1,112)
                                                                -------        -----      -------
     Interest bearing checking                                       (7)         (51)         (58)
     High yield checking                                            (63)         (46)        (109)
     Savings deposits                                               (34)         (17)         (51)
     Time deposits                                                 (460)         195         (265)
                                                                -------        -----      -------
     Total Interest Bearing Deposits                               (564)          81         (483)
                                                                -------        -----      -------
     Borrowings                                                    (354)         (35)        (389)
                                                                -------        -----      -------
     Total interest-bearing liabilities                            (918)          46         (872)
                                                                -------        -----      -------
     Decrease in tax-equivalent net interest income             $  (132)       $(108)     $  (240)
                                                                =======        =====      =======

     Net interest income was $2.7 million for the quarter compared to $2.9 million a year ago. The decline in net interest income was a result of the planned reduction in earning assets as a result of the Company's capital restoration plan. Net interest margin was 3.21 percent for the quarter compared to 3.02 percent a year ago. The Company's net interest margin, although improved from a year ago, continues to be negatively impacted by the declining interest rate environment and the high cost of time deposits, the majority of which will reprice this year.

     Average interest earning assets were $331.6 million for the three months ended March 31, 2001, a decrease of $52.9 million, compared to $384.6 million for the same period a year ago. The decreases in average earning assets occurred primarily due to a $86.2 million decrease in the average loan portfolio, partially offset by an increase of $30.0 million in average Federal funds sold. The rate earned on interest earning assets was 7.26 percent for the three months ended March 31, 2001, a decrease of 15 basis points from 7.41 percent for the three months ended March 31, 2000, resulting from higher balances in lower yielding assets, primarily federal funds sold. Interest income on average interest earning assets was $6.0 million for the quarter ended March 31, 2001, a decrease of $1.1 million from the same period a year ago. Of the $1.1 million decline, $1.0 million is related to the decline in average balances, and $0.1 million is related to the rates earned on these investments.

     Average loans amounted to $224.1 million for the three months ended March 31, 2001, a decrease of $86.2 million from the same period a year ago. Consumer, mortgage and commercial loans all decreased partially offset by an increase in SBA loans. The decrease in consumer and mortgage loan portfolios is due to loan sales in 2000 of $37.4 million and $43.0 million, respectively. The decrease in the commercial loan portfolio is due to prepayments exceeding new volume. The average rate earned on the loan portfolio was 7.99 percent, an increase of 27 basis points from the same period a year ago.

     Average investments amounted to $74.3 million for the three months ended March 31, 2001, virtually unchanged from the same period a year ago. The average rate earned on the investment portfolio was 6.08 percent, a decrease of 26 basis points from the same period a year ago.

     Average interest bearing liabilities were $279.7 million for the three months ended March 31, 2001, a decrease of $66.5 million, compared to $346.2 million for the same period a year ago. The decreases in average interest bearing liabilities occurred in both interest-bearing deposits and other debt. The rate paid on interest bearing liabilities was 4.86 percent, a decrease of 9 basis points from the same period a year ago. Interest expense amounted to $3.4 million for the quarter ended March 31, 2001, a decrease of $0.9 million from the same period a year ago. Of the $872 thousand decrease, $918 thousand is related to the decline in average balance, offset by $46 thousand related to the rates paid on these liabilities.

     Total interest-bearing deposits were $266.8 million, a decline of $43.1 million from the same period a year ago. The decline in interest-bearing deposits was as a result of sales of $48.0 million in deposits in December 2000 and the planned reduction of higher costing governmental time deposits. The rate paid on interest bearing deposits was 4.80 percent for the quarter ended March 31, 2001, an increase of 3 basis points from last year. The increase in rate was due to higher promotional rates of interest to attract deposits to newer branch locations. The promotional rates were offered on time deposits and Top Banana premium money market product due to the first quarter liquidity needs in 2000.

     Other debt was $12.9 million for the quarter ended March 31, 2001, a decrease of $23.5 million from the same period a year ago.

     Non-interest bearing deposits amounted to $51.9 million, 16.3 percent of total deposits, for the quarter ended March 31, 2001, unchanged from the same period a year ago. In December 2000, $6.3 million of non-interest bearing deposits were sold.

PROVISION FOR LOAN LOSSES

     The provision for loan losses totaled $150 thousand for the three months ended March 31, 2001, a decrease of $96 thousand, compared with $246 thousand for the same period a year ago. The provision for loan losses approximated net charge offs for the quarter ended March 31, 2001. The provision is based on management's assessment of the adequacy of the allowance for loan losses.

NON-INTEREST INCOME

     Non-interest income consists of service charges on deposits, loan and servicing fees, gains and losses on sales of securities and loans and other income. Non-interest income was $1.2 million for the three months ended March 31, 2001, an increase of $617 thousand, compared to the $544 thousand for the same period a year ago.

     Deposit service charges were $327 thousand for the three months ended March 31, 2001, an increase of $59 thousand, or 22.0 percent from the $268 thousand reported a year ago. Deposit service charges increased as a result of improved collection of non-sufficient and unavailable funds fees.

     Loan and servicing fees increased $25 thousand, to $291 thousand for the three months ended March 31, 2001, through growth of the serviced SBA loan portfolio.

     Gain (losses) on loan sales reflects the participation in the SBA's guaranteed loan program. Under the SBA program, the SBA guarantees 75 percent to 85 percent of the principal of a qualifying loan. The guaranteed portion of the loan is then sold into the secondary market. SBA loan sales, all without recourse, totaled $7.5 million in the first quarter of 2001, compared to $5.1 million in the first quarter of 2000. Gains on SBA loan sales were $402 thousand for the three months ended March 31, 2001, compared to $367 thousand for the same period a year ago. Prior period results also include a $731 thousand loss on the sale of adjustable rate mortgages, and gains on the sale of mortgages of $231 thousand from CMA.

     Security gains amounted to $34 thousand for the three months ended March 31, 2001, compared to the $1 thousand for the first quarter of 2000.

     Other non-interest income amounted to $107 thousand for the three months ended March 31, 2001, a decrease of $35 thousand as a result of the cancellation of life insurance policies during 2000. Other income for the quarter ended December 31, 2000, included a gain of $3.3 million on the sale of five branches and deposits.

NON-INTEREST EXPENSE

     Non-interest expense was $3.5 million for the three months ended March 31, 2001, a decrease of $1.4 million, or 27.7 percent from the same period a year ago. Prior period non-interest expenses include the operations of CMA and five additional branches. The reduction in non-interest expense is directly related to the dissolution of CMA, branch sales and improved expense control.

     Compensation and benefits expense was $1.6 million for the quarter ended March 31, 2001, a decrease of $673 thousand or 29.2 percent from the same period a year ago. The decrease is related to the reduction in the number employees and fewer branches.

     Occupancy expense was $413 thousand for the three months ended March 31, 2001, a decrease of $271 thousand or 39.6 percent from the same period a year ago. The decrease is related to the reduction in the number of branches due to the branch sales in the fourth quarter of 2000.

     Processing and communications expense was $482 thousand for the three months ended March 31, 2001, a decrease of $112 thousand or 18.9 percent from the same period a year ago. The decrease is related to the reduction in the number of branches due to the branch sales in the fourth quarter of 2000.

     Furniture and equipment expense was $263 thousand for the three months ended March 31, 2001, an increase of $200 thousand from the same period a year ago. Included in the March 31, 2000 furniture and equipment expense was a $300 thousand one-time credit received from a data processing vendor.

     Professional fees were $207 thousand for the three months ended March 31, 2001 a decrease of $81 thousand, or 28.1 percent from the same period a year ago. The decrease is related to the lower consulting fees.

     Deposit insurance was $224 thousand for the three months ended March 31, 2001 an increase of $177 thousand from the same period a year ago. The increase in deposit insurance premiums is the result of a higher risk classification assessed by the FDIC starting in mid 2000.

     Loan servicing expense was $75 thousand for the three months ended March 31, 2001, a decrease of $252 thousand from the same period a year ago. The decrease is a result of our billing the SBA for its share of collection costs on loans serviced on its behalf.

     Other expense was $248 thousand for the three months ended March 31, 2001, a decrease of $347 thousand or 58.3 percent from the same period a year ago. The decrease is the result of lower advertising expense and no amortization expense due to the write off $3.2 million in intangibles related to CMA in the fourth quarter of 2000.

INCOME TAX EXPENSE

     In December 2000, the company substantially increased the tax valuation reserve against deferred tax assets, which are dependent on future taxable income. As a result of the first quarter profit, the current tax expense reflects the reversal of tax valuation reserves. The current period tax expense represents state tax provision for the investment company.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     For the year ended December 31, 2000, we realized an after-tax loss of $5.9 million, or $1.71 per diluted share, compared to a $3.4 million loss, or $0.91 per diluted share a year ago. The losses incurred in 2000 were significantly impacted by CMA's operating results and the write-off of CMA's goodwill resulting from the termination of the business. In total, CMA accounted for approximately $4.4 million of our $5.9 million loss. The two loan sales in the first and third quarter contributed $1.2 million to our losses, offset by the $2.0 million (net after-tax) gains on the deposit sales. Excluding the aforementioned transactions and the additional $1.7 million tax valuation reserve, our core after-tax operating losses in 2000 were approximately $.7 million.

     The core operating losses in 2000 were primarily the result of the expenses associated with the new branches acquired in 1999, compliance expenses under the regulatory agreements, and additional expenses related to loan collections and personnel changes. The losses in 1999 largely reflect growth in non-interest expenses due to the new branches, a valuation loss reclassifying certain loans from held-to-maturity to held-for-sale, the write-down of an impaired asset, the costs associated with the collection of non-performing loans, and the costs of expanding the loan portfolios.

     As a result of the dissolution of CMA, the reduction in the number of branches and certain other cost saving measures undertaken by management, our core operating results are expected to improve in 2001.

     In 2000, the net losses increased $2.5 million from the prior year. The change in the components of the net loss from 1999 to 2000 included a $0.7 million increase in net interest income, a $1.0 million decrease in the provision for loan losses, a $2.1 million increase in non-interest income, a $3.1 million increase in non-interest expense, and a $3.2 million increase in the provision for income taxes, related to reserves against our deferred tax assets.

     Net interest income, on a tax-equivalent basis for 2000, was $11.8 million compared to $11.0 million in 1999, an increase of 7.12%. The increase in net interest income was attributed to a $54.3 million, or 17.2%, increase in average interest-earning assets. The benefit of the increase in interest-earning assets was significantly impacted by the increased cost of funds from deposit promotions, reducing net interest spread from 3.01% in 1999, to 2.61% in 2000.

     Non-interest income for 2000 was $7.7 million, an increase of $2.1 million, or 36.7%, over 1999. The increase over the prior year is the result of the $3.5 million gain on the sales of deposits, primarily offset by losses from the first and third quarter loan sales.

     Non-interest expenses were $23.7 million in 2000, an increase of $3.1 million, or 15.3%, over $20.6 million recorded in 1999. The increase is primarily attributed to the $3.2 million write-off of CMA goodwill. Included in non-interest expense for 1999 was a write-down of $786 thousand and legal costs of $150 thousand relating to a check-kite.

     In 1999, we recorded $2.4 million of income tax benefits as a result of $5.8 million of pre-tax losses. Although pre-tax operating losses were $5.1 million in 2000, we recorded income tax expense of $0.8 million during the current year, for a net $3.2 million increase in income tax expense. The increase in income tax expense was the result of the establishment of tax valuation allowances against our deferred tax assets, which are dependent on future taxable income.

NET INTEREST INCOME

     Our results of operations depend substantially on its net interest income, which is the difference between the interest earned on its earning assets and the interest paid on funds borrowed to support those assets, such as deposits. Net interest margin is a function of the difference between the weighted average rates received on interest-earning assets as compared with that of interest-bearing liabilities.

     Net interest income, on a tax-equivalent basis increased $0.8 million, or 7.12%, to $11.8 million for 2000 from $11.0 million for 1999. This increase was due to the growth in interest-earning assets, partially offset by the increase in the cost of interest-bearing liabilities. On average, interest-earning assets increased $54.3 million, or 17.2%, to $370.2 million. The increase in earning-assets was primarily attributed to a $40.5 million increase in average loans. Total tax-equivalent interest income on earning assets was $28.1 million for 2000, an increase of $4.4 million over the prior year. Of the $4.4 million increase, $4.0 million was attributed to increased volume of average interest earning assets, with the remainder attributed to higher rates earned. The yield on interest-earning assets was 7.60% in 2000, compared to 7.52 the prior year. The increase in the yield was primarily related to the investment and Federal Funds sold portfolios as a result of the higher rate environment in 2000. The prime-lending rate increased 100 basis points in 2000 to end the year at 9.50%. The average yield on the loan portfolio was 7.95% in 2000, as compared to 8.02% in 1999. The decline in the average loan yield can be attributed to lower yielding mortgage loans closed in late 1999 and the increase in non-performing loans.

     Average interest-bearing liabilities increased 15.7%, or $44.3 million, to average $326.9 million for 2000. The cost of interest-bearing liabilities increased from 4.51% in 1999 to 4.99% in 2000. The increase in interest-bearing liabilities reflects our decision to offer higher promotional rates of interest to attract new customers to the new branch locations, more competitive rates paid on money market accounts and the increase in the interest rate environment. Interest expense on deposits and borrowed funds was $16.3 million in 2000, a $3.6 million increase over 1999. Of the $3.6 million increase, $1.4 million was attributed to higher levels of interest-bearing liabilities and the remainder attributed to increased cost of funds.

     Net interest spread, the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities, declined from 3.01% in 1999, to 2.61% in 2000. The decline in net interest spread is the result of the increased cost of interest-bearing deposits. As a result of the decline in net interest spread, net interest margin decreased to 3.19% in 2000, from 3.49% in 1999.

     The following table reflects the components of net interest income, setting forth for the periods presented herein, (1) average assets, liabilities and shareholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities and (5) net interest income/margin on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34%.

COMPARATIVE AVERAGE BALANCE SHEETS

(Dollar amounts in thousands - Interest amounts and interest rates/yields on a fully tax-equivalent basis.)


                                                     2000                          1999                       1998
                                       ---------------------------------------------------------------------------------------
                                        AVERAGE               RATE/    AVERAGE             RATE/    AVERAGE             RATE/
Year Ended December 31                  BALANCE    INTEREST   YIELD    BALANCE   INTEREST  YIELD    BALANCE  INTEREST   YIELD
------------------------------------------------------------------------------------------------------------------------------
ASSETS
------
Interest-earning assets:
------------------------
  Taxable loans
  (net of unearned income)              $278,257   $22,133    7.95%   $237,799   $19,067   8.02%   $143,940   $13,355   9.28%
  Tax-exempt securities                    3,259       317    9.73%      2,214       200   9.03%      1,615       112   6.94%
  Taxable investment securities           69,140     4,411    6.38%     63,279     3,804   6.01%     49,044     3,182   6.49%
  Interest-bearing deposits                  131         9    6.87%      1,934       171   8.84%      4,140       231   5.58%
  Federal funds sold                      19,400     1,255    6.47%     10,630       514   4.84%     11,925       638   5.35%
                                        ------------------            ------------------           ------------------
  Total interest-earning assets         $370,187   $28,125    7.60%   $315,856   $23,756   7.52%   $210,664   $17,518   8.32%
  Non-interest earning assets             43,823                        47,196                      20,525
  Allowance for loan losses              (2,434)                        (1,995)                      (1,409)
                                        --------                      --------                     --------
  Total Assets                          $411,576                      $361,057                     $229,780
                                        ========                      ========                     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Interest-bearing liabilities:
----------------------------
  High yield and NOW deposits           $ 95,817   $ 3,974    4.15%   $ 87,884   $ 3,441   3.92%   $ 36,162   $   591   1.63%
  Savings deposits                        35,491     1,106    3.12%     17,260       315   1.83%     13,811       312   2.26%
  Money market deposits                   20,724       831    4.01%     18,053       529   2.93%     18,557       928   5.00%
  Time deposits                          162,736     9,675    5.95%    139,187     7,212   5.18%     96,969     5,311   5.48%
                                        ------------------            ------------------           ------------------
  Total interest-bearing deposits       $314,768   $15,586    4.95%   $262,384   $11,497   4.38%   $165,499   $ 7,142   4.32%
  Other debt                              12,095       736    6.09%     20,159     1,241   6.16%        319        23   7.21%
                                        ------------------            ------------------           ------------------
  Total interest-bearing liabilities    $326,863   $16,322    4.99%   $282,543   $12,738   4.51%   $165,818   $ 7,165   4.32%
  Non-interest-bearing liabilities         2,212                         4,280                        1,692
  Demand deposits                         59,885                        50,663                       41,250
  Shareholders' equity                    22,616                        23,571                       21,020
                                        --------                      --------                     --------
LIABILITIES AND SHAREHOLDERS' EQUITY    $411,576                      $361,057                     $229,780
                                        --------                      --------                     --------
  Tax equivalent net interest income               $11,803                       $11,018                      $10,353
  Net interest spread                                         2.61%                       3.01%                         3.99%

  Net interest margin                                         3.19%                       3.49%                         4.91%

     The following table presents the major factors by category that contributed to the changes in net interest income for each of the years ended December 31, 2000, and 1999 as compared to each respective period. Amounts have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.


(Dollar Amounts in Thousands                        2000 VERSUS 1999                 1999 VERSUS 1998
on a Fully Tax Equivalent Basis)                    DUE TO CHANGE IN                 DUE TO CHANGE IN
                                              VOLUME       RATE        NET      VOLUME      RATE        NET
                                              ---------------------------------------------------------------
INTEREST INCOME:
Net loans                                     $ 3,252    $  (186)   $ 3,066    $ 8,707    $ (2,995)   $ 5,712
Tax-exempt securities                              95         22        117         42          46         88
Taxable investment securities                     352        255        607        924        (302)       622
Interest-bearing deposits                        (159)        (3)      (162)      (123)         63        (60)
Federal funds sold                                424        317        741        (69)        (55)      (124)
                                              ---------------------------------------------------------------
Total interest income                         $ 3,964    $   405    $ 4,369    $ 9,481    $ (3,243)   $ 6,238

INTEREST EXPENSE:
High yield and NOW deposits                      $311    $   223    $   534      $ 845    $  2,005    $ 2,850
Savings deposits                                  333        458        791         78         (75)         3
Money market deposits                              78        224        302        (25)       (374)      (399)
Time deposits                                   1,220      1,234      2,463      2,312        (411)     1,901
                                              ---------------------------------------------------------------
Total deposits                                $ 1,942    $ 2,148    $ 4,090    $ 3,210    $  1,145    $ 4,355
Other borrowings                                 (496)       (10)      (506)     1,431        (213)     1,218
                                              ---------------------------------------------------------------
Total interest expense                        $ 1,446    $ 2,138    $ 3,584    $ 4,641    $    932    $ 5,573
                                              ---------------------------------------------------------------
Net interest income                           $ 2,518    $(1,733)      $785    $ 4,840    $ (4,175)   $   665
                                              ===============================================================

PROVISION FOR LOAN LOSSES

     The provision for loan losses is based on management's evaluation of the adequacy of the allowance for loan losses which is maintained at a level sufficient to absorb estimated losses in the loan portfolio as of the balance sheet date. The provision for loan losses totaled $716 thousand for 2000, compared to $1.7 million a year ago. In 1999, we recorded $1.4 million of net charge-offs, compared to $331 thousand of net charge-offs in 2000. The net charge-offs in 1999 primarily related to one borrower. The lower 2000 provision for loan losses was a result of the reduced level of charge-offs and the decline in the size of the loan portfolio, somewhat mitigated by the increased level of non-performing loans. Total loans at December 31, 1999 were $322.5 million, compared to $226.1 million at year-end 2000.

NON-INTEREST INCOME

     Non-interest income consists of service charges on deposits, gains on sales of securities and loans and other income. Non-interest income was $7.7 million for 2000, an increase of $2.1 million, or 36.7%, compared to $5.6 million for 1999. The increase in non-interest income was primarily attributed to $3.5 million of gains realized on deposit sales in 2000.

     Service charges on deposits increased 50.9% for 2000, and totaled $1.2 million, compared to $778 thousand for the prior year. The increase in deposit service charges is attributed to the increased level of transaction accounts and improved collection of deposit fees and account charges for non-sufficient funds.

     The following table shows the total gains on sales of loans for each of the last three years.

GAIN ON LOAN SALES

   (IN THOUSANDS)                               2000         1999        1998
                                             --------------------------------
   Mortgage loan sales                       $   960     $ 3,059       $  600
   SBA loan sales                              2,142       1,418        1,794
   ARM loan sales/valuation                     (731)     (1,484)          --
   Home equity loan sales                     (1,202)         --           --
   Other loan sales                               13          70           --
                                             --------------------------------
   Total gain on loan sales                  $ 1,182     $ 3,063       $2,394
                                             ================================

     The total gain on loan sales was $1.2 million in 2000, a decrease of $1.9 million, or 61.4%, from $3.1 million realized in 1999. Gains on mortgage loans declined $2.1 million to $1.0, million, a 68.6% decline from the $3.1 million gain in 1999. The decline in mortgage loan sales was impacted by lower origination volumes attributed to the rising rate environment and the closing of CMA in 2000. As a result of the dissolution of CMA, we will no longer have significant gains on the sale of mortgages. In the fourth quarter of 2000, we entered into an agreement with First Hallmark Mortgage, under which we will perform certain closing services and First Hallmark will fund the loan. We will receive fees for our services, and there are no incremental costs incurred by we as a result of this agreement.

     Gains on SBA loan sales reflect the participation in the SBA's guaranteed loan program. Under the SBA program, the SBA guarantees between 75% to 85% of the principal of a qualifying loan. Generally, the guaranteed portion of the loan is then sold into the secondary market. Sales of guaranteed SBA loans totaled $30.4 million in 2000, as compared to $24.3 million of sales the prior year. These loans are sold servicing retained, and generally yield a servicing fee of approximately 100 basis points. As a result of the increased volume of loans sold and higher premiums realized, gains on sales of SBA loans totaled $2.1 million, an increase of 61.8%, or $0.8 million, over 1999.

     In December 1999, $37.8 million of adjustable rate mortgage (ARM) loans were reclassified from held-to-maturity to held-for-sale at a valuation of $36.4 million. Based on this reclassification, the company reported a valuation loss of $1.5 million in 1999. This portfolio was sold on March 7, 2000, servicing released and without recourse, for $35.6 million, resulting in an additional loss of $0.7 million recorded in 2000.

     In order to fund the fourth quarter sale of deposits, on September 29, 2000, we sold, servicing released and without recourse, $44.8 million of home equity loans originally purchased in 1999, realizing $43.6 million in proceeds and incurring a $1.2 million loss.

     The following table shows the components of other income for each of the last three years.

OTHER INCOME


  (IN THOUSANDS)                                                   2000     1999      1998
                                                                  ------------------------
  SBA fees                                                        $  785   $  671     $635
  Loan fees                                                          355      394       70
  Income from cash surrender value of life insurance                 108      248       --
  Non-deposit account charges                                        225      144       32
  Gain on sale of deposits                                         3,477       --       --
  Miscellaneous                                                      357      115      120
                                                                  ------------------------
  Total other income                                              $5,307   $1,572     $857
                                                                  ========================

     Other income increased $3.7 million in 2000, and totaled $5.3 million, as compared to $1.6 million for 1999. Included in other income for 2000, are $3.5 million of gains from the five-branch deposit sales. The branches were sold to reduce our operating expenses and to improve our capital ratios. Excluding the gains on the branch sales, other income increased $0.3 million, to $1.8 million, a 16.4% increase over the $1.6 million in 1999. The major component of other income is SBA servicing fees on sold SBA loans. The portfolio of serviced SBA loans as of December 31, 2000 and 1999 was $86.5 million and $65.7 million, respectively. As a result of the increase in the serviced portfolio, SBA servicing fees increased to $0.8 million in 2000 as compared to $0.7 million in 1999. In September, we liquidated the corporate owned life insurance policy on a senior executive, resulting in a decrease in income on the policy in 2000 from the prior year.

NON-INTEREST EXPENSES

     Total non-interest expenses totaled $23.7 million in 2000, a $3.1 million, or 15.3%, increase from the $20.6 million in 1999. Salaries and benefits increased $0.5 million to $9.2 million from $8.7 million in the prior year. The increase is primarily related to lower levels of deferred salary expense resulting from lower mortgage originations in 2000. As a result of the dissolution of CMA and the branch sales, salaries and benefits expense are expected to be reduced in 2001. As of December 31, 2000 and 1999, there were 133 and 165 full time equivalent employees, respectively.

     Occupancy expenses increased $0.2 million to $2.2 million, from $2.4 million in 1999. Occupancy expenses increased as a result of the full year impact of the branch expansion in 2000 over the prior year. In 2001, occupancy expense will decline as a result of the reduction in the branch network from 17 to 12 branches and the dissolution of CMA.

     The following table presents a breakdown of other operating expenses for each of the last three years:

OTHER EXPENSE

   (IN THOUSANDS)                          2000           1999          1998
                                         ------------------------------------
   Professional services                 $ 1,471        $1,386         $  887
   Office expenses                         1,885         1,986          1,042
   Advertising expenses                      815           881            370
   Communication expenses                    877           767            240
   Bank services                           1,052           802            491
   FDIC insurance                            311           192            116
   Director fees                              98           236            298
   Operational losses                         43           848(1)         370(2)
   Loan expense                            1,280         1,265            430
   Amortization of intangibles               387           393             13
   Write-off of CMA intangibles            3,208            --             --
   Other expenses                            863           729            462
                                         ------------------------------------
   Total other expense                   $12,290        $9,485         $4,719
                                         ====================================

(1) Includes a $786 thousand write-down of uncollected assets associated with the check-kiting scheme.

(2) Includes a $300 thousand write-down of uncollected assets associated with the check-kiting scheme.

     Other operational expenses increased $2.8 million to $12.3 million for 2000, compared to $9.5 million in 1999. Included in other expenses in 2000 was the $3.2 million write-off of intangibles associated with the dissolution of CMA.

     On a year-to-year comparison, 2000 to 1999, most of the operating expenses are comparable. Professional services for both 1999 and 2000 were impacted by increased legal expenses associated with suits against the company and increased accounting and auditing fees as a result of increased regulatory supervision. Bank services for 2000, which includes item processing costs and third party ATM charges, increased 31.2% in 2000 to $1.1 million, as a result of the increase in transactions for the new branches and new account charges.

     FDIC insurance premiums increased in 2000 to $0.3 million from $0.2 million as a result of the increased risk classification assessed by the FDIC in the first half of 2000. The Bank's risk classification was adjusted downward again in the second half of 2000, which will increase FDIC insurance premium charges for 2001.

     Director's fees declined 58.5% in 2000, as a result of the elimination of fees paid to the directors for our meetings and a reduction in the number of directors. Operational losses declined to $43 thousand in 2000, as compared to $0.8 million in 1999. Included in 1999 was a one-time $786 thousand check kiting loss. Amortization of intangibles for 1999 and 2000 primarily represents the normal amortization of goodwill associated with the acquisition of CMA. Because CMA was dissolved in 2000, and all the related goodwill was expensed, we will not have amortization of intangibles expense in future periods.

INCOME TAX EXPENSE

     For 2000, we reported $0.8 million of income tax expense as compared to a tax benefit of $2.4 million in 1999. Although we realized a $5.1 million pre-tax loss in 2000, under current accounting rules tax benefits cannot be recorded until we generate taxable earnings. We have $5.0 million of gross tax assets including $2.4 million of deferred tax assets, for which we have established tax valuation reserves of $2.1 million. The tax benefits recorded in 1999 were primarily supported by net operating losses in carry-back periods.

                               FINANCIAL CONDITION

AT MARCH 31, 2001

     Total assets at March 31, 2001, were $367.0 million compared to $409.7 million a year ago and $356.0 million from the year-end 2000. The decline in assets from a year ago was in accordance with our capital restoration plan. The increases in assets from December 31, 2000, were the result of deposit generation primarily invested in securities available for sale and Federal funds sold.

INVESTMENT PORTFOLIO


                                                         MARCH 2001                                   DECEMBER 2000
                                        -------------------------------------------  ---------------------------------------------
(in thousands)                                       Gross       Gross    Estimated                Gross      Gross      Estimated
                                       Amortized  Unrealized  Unrealized    Fair     Amortized  Unrealized  Unrealized     Fair
                                         Cost        Gains      Losses      Value        Cost      Gains      Losses       Value
                                        -------------------------------------------  ---------------------------------------------
AVAILABLE FOR SALE
US Treasury                             $ 6,339      $  2       $  --      $ 6,340    $ 7,097     $ --        $ (22)       $ 7,075
US Government Agencies                    6,905        96          (6)       6,996      9,067       24          (39)         9,052
Corporate Debt securities                 2,910        --        (105)       2,805        964       --          (56)           908
Mortgage backed                          34,462       178        (194)      34,446     17,912        5         (275)        17,642
Federal Home Loan Bank stock              2,720        --          --        2,720      2,720       --           --          2,720
Equity                                      254        14         (79)         190        523       --         (111)           412
                                        ------------------------------------------    --------------------------------------------
TOTAL SECURITIES AVAILABLE FOR SALE     $53,590      $290       $(383)     $53,497    $38,283     $ 29        $(503)       $37,809
                                        ==========================================    ============================================

HELD TO MATURITY
US Government Agencies                  $12,246      $ 15       $(236)     $12,025    $20,246     $ --        $(620)       $19,626
Corporate Debt securities                 1,012         9         --         1,021       --         --           --           --
Mortgage backed securities               12,408         9          (7)      12,410     12,782       --         (255)        12,527
                                        ------------------------------------------    --------------------------------------------
TOTAL HELD TO MATURITY                  $25,666      $ 33       $(243)     $25,456    $33,028     $ --        $(875)       $32,153
                                        ==========================================    ============================================

     Securities available for sale are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Securities held to maturity, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase. The investment security portfolio is maintained for asset-liability management purposes, an additional source of liquidity, and as an additional source of earnings. The portfolio is comprised of U.S. Treasury securities, obligations of U.S. Government and government sponsored agencies, collateralized mortgage obligations and corporate and equity securities. Approximately 83 percent of the total investment portfolio has a fixed rate of interest. In the normal course of business, we accept government deposits that require investment securities to be held as collateral. As of March 31, 2000, $14.0 million of securities were required to be pledged for governmental deposits.

     Securities available for sale were $53.5 million at March 31, 2001, an increase of $15.7 million, or 41.5 percent from year-end 2000. During the quarter $19.3 million of securities available for sale were purchased, (predominately collateralized mortgage obligations) and funded by deposit generation and calls and maturities on securities held to maturity.

     Securities held to maturity were $25.7 million at March 31, 2001, a decrease of $7.4 million or 22.3 percent from year-end 2000. The decline in held to maturity securities was a result of calls and maturities, and their reinvestment in the securities available for sale portfolio. As of March 31, 2001, and December 31, 2000 the market value of held to maturity securities was $25.5 million and $32.2 million, respectively. The improvement in the market value of the portfolios was primarily due to the declining interest rate environment.

LOAN PORTFOLIO

     The following table sets forth the classification of loans by major category at March 31, 2001, and December 31, 2000.

Loans By Type                    03/31/2001                     12/31/2000
                            -------------------          -------------------
                                          % of                         % of
                             Amount       Total           Amount       Total
                            -------------------          -------------------
SBA Loans                   $ 33,588      15.0%          $ 30,177      13.3%
Commercial                    85,971      38.4%            88,375      39.1%
Mortgage                      76,026      33.9%            76,924      34.0%
Consumer                      28,363      12.7%            30,664      13.6%
                            -------------------          -------------------
  Total Loans               $223,948     100.0%          $226,140     100.0%
                            ===================          ===================

     The loan portfolio, which represents our largest asset group, is a significant source of both interest and fee income. The portfolio consists of commercial, Small Business Administration ("SBA"), mortgage and consumer loans. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. Loans decreased $2.2 million, or 0.97 percent to $223.9 million at March 31, 2001.

     SBA loans originated inside and outside of our market place provide guarantees of between 75 percent and 85 percent of the principal from the SBA. SBA loans are generally sold in the secondary market with the non-guaranteed portion held in the portfolio. SBA loans amounted to $33.6 million at March 31, 2001, an increase of $3.4 million from year-end 2000. We expect to continue to grow this portfolio in 2001.

     Commercial loans are made for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $86.0 million at March 31, 2001, a decrease of $2.4 million from year-end December 2000. The reduction in commercial loans for the quarter was a result of repayments exceeding new originations.

     Mortgage loans consist of loans secured by residential property. These loans amounted to $76.0 million at March 31, 2001, a decrease of $900 thousand from year-end December 2000. Residential mortgages are no longer being originated for the portfolio. In the fourth quarter of 2000, we established a relationship with First Hallmark Mortgage, under which First Hallmark will table fund loan originations for resale. There are no incremental costs incurred by us as a result of this relationship.

     Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $28.4 million at March 31, 2001 a decrease of $2.3 million from year-end December 2000. The decrease in the consumer loan portfolio was the result of auto loan pay-downs.

         The following table sets forth the repricing of loans for the period ended March 31, 2001.


                              Within 1 Year      1 - 5 Years     After 5 Years    Total
                              -------------      -----------     -------------  --------
SBA loans                         33,588                --              --        33,588
Commercial loans                  44,984            34,826           6,161        85,971
Mortgage loans                     2,440            70,054           3,532        76,026
Consumer loans                    17,178            10,007           1,178        28,363
                                 -------          --------         -------      --------
  Total loans                    $98,190          $114,887         $10,871      $223,948
                                 =======          ========         =======      ========


ASSET QUALITY

     Inherent in the lending function is the possibility a customer may not perform in accordance with the contractual terms of the loan. A borrower's inability to pay its obligations according to the contractual terms can create the risk of past due loans and ultimately credit losses, especially on collateral deficient loans.

     Non-performing loans consist of loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt, and loans past due 90 days or greater, still accruing interest. Management has evaluated the loans past due 90 days or greater and still accruing interest and determined that they are well collateralized and in the process of collection. The majority of loans 90 days past due and still accruing interest are loans where customers continue to make the monthly principal and interest payments. The loans have matured and are pending renewal. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

     Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures. Due diligence on loans begins upon the origination of a loan with a borrower. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors are analyzed before a loan is submitted for approval. The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm has been used to conduct independent credit reviews.

     The following table sets forth information concerning non-accrual loans and non-performing assets at March 31, 2001 and 2000, and December 31, 2000:


   Nonperforming loans
   (In thousands)                                                 MARCH 31,    DECEMBER 31,    MARCH 31,
                                                                    2001          2000           2000
                                                                  --------------------------------------
   Nonaccrual by category
   Commercial                                                      $2,098        $2,064         $1,403
   Real Estate                                                      1,250           807            214
   Consumer                                                            28            32             --
   ---------------------------------------------------------------------------------------------------
   Total                                                            3,376         2,903          1,617
   ---------------------------------------------------------------------------------------------------
   Past Due 90 or more and still accruing interest
   Commercial                                                         845           578            650
   Real Estate                                                      1,480           694            448
   Consumer                                                            14            --             14
   ---------------------------------------------------------------------------------------------------
   Total                                                            2,339         1,272          1,112
   ---------------------------------------------------------------------------------------------------
   Total Non Performing Loans                                       5,715         4,175          2,729
   ---------------------------------------------------------------------------------------------------
   OREO Property                                                      427           142            758
   ---------------------------------------------------------------------------------------------------
   Total Non-Performing Assets                                     $6,142        $4,317         $3,487
   ===================================================================================================
   Non-Performing assets to total assets                             1.68%         1.21%          0.85%

   Non-Performing assets to loans and OREO                           2.74%         1.91%          1.21%

   Allowance for loans losses as a
     percentage of non-performing loans                             44.63%        61.27%         87.47%

     Nonaccrual loans amounted to $3.4 million at March 31, 2001, an increase of $0.4 million from $2.9 million at year-end 2000. Included in nonaccrual loans are $0.7 million of loans guaranteed by the SBA. Loans 90 days or more past due increased $1.0 million from $1.3 million at December 31, 2000 to $2.3 million at March 31, 2001. The majority of loans 90 days past due and still accruing interest are loans where customers continue to make the monthly principal and interest payments. The loans have matured and are pending renewal.

     Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in non-performing loans as they continue to perform. Potential problem loans, which consist primarily of commercial loans, were $0.1 million and $0.3 million at March 31, 2001 and December 31, 2000 respectively.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level deemed sufficient by management to absorb estimated credit losses as of the balance sheet date. Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected and loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process, which includes the determination of the adequacy of the allowance for loan losses, is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

     Provisions charged to expense increase the allowance and the allowance is reduced by net charge-offs (i.e., loans judged to be not collectable are charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate to provide for potential losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower's financial condition and changes in market conditions. In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses. These agencies have in the past and may in the future require the bank to make additional adjustments based on their judgments about information available to them at the time of their examination.

     The allowance for loan losses totaled $2.5 million, $2.6 million, and $2.4 million at March 31, 2001, December 31, 2000, and March 31, 2000, respectively with resulting allowance to loan ratios of 1.14 percent, 1.13 percent and 0.83 percent respectively. The increase in the ratios between March 31, 2001 and March 31, 2000 is due to the decrease in the loan portfolios, through the 2000 sales.

     The following is the allocation of the allowance for loan losses at March 31, 2001, and December 31, 2000.


                                                 March 2001                      December 2000
                                      --------------------------------   -------------------------------
(In thousands)                                     % of        % of                   % of       % of
                                      Amount     Allowance   All Loans   Amount    Allowance    All Loans
----------------------------------------------------------------------   --------------------------------
Balance Applicable to:
SBA loans                              $   684       26.8%       15.0%    $   506       19.8%      13.3%
Commercial loans                         1,340       52.6%       38.4%      1,522       59.5%      39.1%
Mortgage loans                             229        9.0%       33.9%        233        9.1%      34.0%
Consumer loans                             297       15.7%       12.7%        297       11.6%      13.6%
                                       -------------------------------    ------------------------------
Total                                  $ 2,550      100.0%      100.0%    $ 2,558      100.0%     100.0%
                                       ===============================    ==============================

     The following is a reconciliation summary of the allowance for loan losses for March 31, 2001 and 2000 and December 31, 2000:

ALLOWANCE FOR LOAN LOSS ACTIVITY


 (In thousands)                                           March 31, 2001        December 31, 2000       March 31, 2000
                                                          ------------------------------------------------------------
Balance at beginning of quarter                              $ 2,558                 $ 2,545              $ 2,173
Charge-offs:
    Commercial and industrial                                    185                     222                   --
    Real estate                                                   --                      --                   --
    Consumer                                                       3                      60                   43
                                                          ------------------------------------------------------------
Total Charge-offs                                                188                     282                   43
Recoveries:
     Commercial and industrial                                    20                       4                    1
     Real estate                                                   9                       1                   --
     Consumer                                                      1                      --                   10
                                                          ------------------------------------------------------------
Total recoveries                                                  30                       5                   11
                                                          ------------------------------------------------------------
Total net charge-offs                                            158                     277                   32
                                                          ------------------------------------------------------------
Provision charged to expense                                     150                     290                  246
                                                          ------------------------------------------------------------
Balance of allowance at end of quarter                       $ 2,550                 $ 2,558              $ 2,387
                                                          ------------------------------------------------------------
 Net charge-offs to average loans outstanding                    0.27%                   0.48%                0.04%

Allowance for loan losses to total loans                         1.14%                   1.13%                0.85%

DEPOSITS

     Deposits, which include non-interest and interest bearing demand deposits and interest-bearing savings and time deposits, are the primary source of our funds. We offer a variety of products designed to attract and retain customers, with primary focus on building and expanding relationships. For the March 31, 2001 quarter, we realized continued growth in deposits. This growth was achieved through emphasis on customer service, competitive rate structures and selective marketing. We attempt to establish a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.

     Total deposits increased $10.8 million, or 3.4 percent, to $331.1 million at March 31, 2001 from $320.3 million at December 31, 2000. The increase in deposits was primarily the result of a $9.6 million increase in time deposits totaling $139.9 million at March 31, 2001 compared to $130.3 million at December 31, 2000.

     Non-interest bearing demand deposits remained virtually unchanged, totaling $53.0 million at March 31, 2001 compared to $53.1 million at December 31, 2000, representing 16.0 percent of total deposits at March 31, 2001. Interest bearing and saving deposits increased $1.3 million.

The maturity distribution of time deposits for March 31, 2001 is as follows:


                                           Within        1 to 2        2 to 3         3 to 4       Over
                                           1 year         years         years         years       4 years
                                          --------       -------       -------        ------       -------
$100,000, or more                         $ 37,546       $ 2,660       $   906        $  --        $  --
Less than $100,000                        $ 79,885       $10,548       $ 7,509        $ 476        $ 358

BORROWINGS

The following table is the period-end and average balance of FHLB borrowings for the periods ended March 31, 2001, and December 31, 2000.

                                   March 31, 2001           December 31, 2000
                                  ------------------       -------------------
(In thousands)                     Amount      Rate         Amount      Rate
                                  -------      -----       -------      -----
Period end balance                $10,000      4.92%       $10,000      4.92%
Average balance                   $10,000      4.92%       $ 1,413      4.92%

INTEREST RATE SENSITIVITY

     The principal objectives of the asset and liability management function are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within the Board approved guidelines. We seek to reduce the vulnerability of the operations to changes in interest rates, and actions in this regard are taken under the guidance of the Asset/Liability Management Committee ("ALCO") of the Board of Directors. The ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

     We utilize Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models to measure the impact of longer-term asset and liability mismatches beyond two years. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. Our variance in the economic value of equity, as a percentage of assets with rate shocks of 200 basis points, is a decline of 1.2 percent in a rising rate environment and a decline of 0.8 percent in a falling rate environment. Both variances are within the board-approved guidelines of +/= 3.00 percent. At December 31, 2000 the economic value of equity with rate shocks of 200 basis points was a decline of
1.5 percent in a rising rate environment and a decline of 0.08 percent in a falling rate environment.

OPERATING, INVESTING, AND FINANCING CASH

     Cash was $16.0 million at March 31, 2001, an increase of $2.3 million from December 31, 2000. Net cash provided by operating activities, amounted to $2.2 million, primarily due to the $1.8 million tax refund. Net cash used in investing activities amounted to $10.6 million, primarily from the funding of the loan portfolio, increased investment in securities available for sale and fed funds, partially offset by maturities of securities and proceeds of loan sales. Net cash provided by financing activities, amounted to $10.8 million at March 31, 2001, attributable to deposit growth.

LIQUIDITY

     Our liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Holding Company

     The principal source for funds for the holding company is dividends paid by the bank. The bank is currently restricted from paying dividends to the holding company. At March 31, 2001, we had $955 thousand in cash and $190 thousand in marketable securities. At March 31, 2001, the holding company has accumulated $518 thousand of dividend payments in arrears on its preferred stock.

Consolidated Bank

     Liquidity is a measure of the ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Total deposits amounted to $331.1 million as of March 31, 2001. At March 31, 2001, $17.9 million was available for additional borrowings from the FHLB of New York. Pledging additional collateral in the form of 1=4 family residential mortgages or investment securities can increase the line with the FHLB. An additional source of liquidity is Federal Funds sold, which were $36.5 million at March 31, 2001.

     As of March 31, 2001 deposits included $30.5 million of Government deposits, as compared to $31.7 million at December 31, 2000. These deposits are generally short in duration, and are very sensitive to price competition. We have significantly reduced our reliance on these deposits as a source of funds, and believes the current portfolio of these deposits to be appropriate. Included in the portfolio are $23.7 million of deposits from two municipalities. The withdrawal of these deposits, in whole or in part would not create a liquidity shortfall. At March 31, 2001, the bank had approximately $47.9 million of loan commitments, which will generally either expire or be funded within one year.

CAPITAL

     A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets, and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent.

     Our capital amounts and ratios are presented in the following table.


                                        -------------------------------------------------------------------
                                                                                      To Be Well Capitalized
                                                                     For Capital      Under Prompt Corrective
                                               Actual             Adequacy Purposes      Action Provisions
                                        ------------------
     (In thousands)                      Amount      Ratio       Amount      Ratio       Amount       Ratio
                                        --------------------------------------------------------------------
  AS OF MARCH 31, 2001
   Leverage Ratio                       $ 21,696     6.12%    -> $ 14,171    4.00%    -> $  17,714    5.00%
                                        -------------------------------------------------------------------
   Tier I risk-based ratio              $ 21,696     9.79%    -> $  8,961    4.00%    -> $  13,292    6.00%
                                        -------------------------------------------------------------------
   Total risk-based ratio               $ 24,246    10.94%    -> $ 17,723    8.00%    -> $  22,154   10.00%
                                        -------------------------------------------------------------------

AS OF DECEMBER 31, 2000
                                        -------------------------------------------------------------------
   Leverage Ratio                       $ 21,539     5.50%    -> $ 15,670    4.00%    -> $  19,588    5.00%
                                        -------------------------------------------------------------------
   Tier I risk-based ratio              $ 21,539     9.61%    -> $  8,961    4.00%    -> $  13,442    6.00%
                                        -------------------------------------------------------------------
   Total risk-based ratio               $ 24,097    10.76%    -> $ 17,922    8.00%    -> $  22,403   10.00%
                                        ===================================================================

     The Bank's capital amounts and ratios are presented in the following table.


                                        -------------------------------------------------------------------
                                                                                      To Be Well Capitalized
                                                                     For Capital      Under Prompt Corrective
                                               Actual             Adequacy Purposes      Action Provisions
                                        ------------------
     (In thousands)                      Amount      Ratio       Amount      Ratio       Amount       Ratio
                                        --------------------------------------------------------------------
  AS OF MARCH 31, 2001-
   Leverage Ratio (a)                   $ 20,508      5.80%   -> $ 14,151    4.00%    -> $ 17,689     5.00%
                                        -------------------------------------------------------------------
   Tier I risk-based ratio              $ 20,508      9.27%   -> $  8,848    4.00%    -> $ 13,272     6.00%
                                        -------------------------------------------------------------------
   Total risk-based ratio               $ 23,058     10.42%   -> $ 17,696    8.00%    -> $ 22,120    10.00%
                                        -------------------------------------------------------------------

  AS OF DECEMBER 31, 2000-
                                        -------------------------------------------------------------------
   Leverage Ratio (a)                   $ 20,394      5.24%   -> $ 15,579    4.00%    -> $ 19,474     5.00%
                                        -------------------------------------------------------------------
   Tier I risk-based ratio              $ 20,394      9.12%   -> $  8,946    4.00%    -> $ 13,419     6.00%
                                        -------------------------------------------------------------------
   Total risk-based ratio               $ 22,952     10.26%   -> $ 17,892    8.00%    -> $ 22,365    10.00%
                                        ===================================================================

(a) In connection with the branch expansion the New Jersey Department of Banking and Insurance imposed a tier 1 capital to total assets ratio of 6%.


     Shareholders' equity increased $0.4 million, 1.7 percent, to $21.7 million at March 31, 2001 compared to $21.3 million at December 31, 2000. This increase was the result of the $128 thousand net operating profit before unpaid preferred stock dividend for the first quarter of 2001 and $238 thousand of accumulated other comprehensive income, as a result of appreciation in the securities portfolio. As of March 31, 2001, $518 thousand of preferred dividends were in arrears. We are is under agreements with bank regulatory agencies to defer making any dividend payments on either its common or preferred stock.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the operations. Unlike most industrial companies, nearly all our assets and liabilities are monetary. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

AT DECEMBER 31, 2000

     Total assets declined $83.0 million, or 18.9%, to $356.0 million at December 31, 2000, compared to $439.0 million at December 31, 1999. Net loans decreased $96.8 million, or 30.2%, to $223.6 million at December 31, 2000, compared to $320.4 million at December 31, 1999. The securities portfolio, including held to maturity and available for sale, decreased $3.5 million, or 4.7%, to $70.8 million at December 31, 2000, compared to $74.3 million at December 31, 1999. The decline in period-end financial assets was a result of the loan and deposit sales to enhance our liquidity and capital levels. On average for the year ended December 31, 2000, total assets were $411.6 million, a $50.5 million increase over the prior year $361.1 million average balance. The increase in average assets was due to the growth in average loans primarily attributed to loan originations and loan purchases from the prior year. At December 31, 2000, we had $31.5 million of Federal Funds sold. There were no Federal Funds sold for the prior year-end period.

     Period-end deposits declined $37.2 million, or 10.4%, to $320.3 million at December 31, 2000. On average, deposits grew $52.4 million to $314.8 million in 2000, as a result of the 1999 branch expansion and core deposit generation. In December 2000, $48.0 million of deposits were sold in conjunction with the branch sales. In addition, in 2000, we reduced higher costing government deposits by $36.8 million. We do not have any brokered deposits. Total borrowings declined $43.0 million, from $53.0 million at year-end 1999, to $10.0 million at December 31, 2000. The decline in borrowings reflects our improved liquidity position, resulting from deposit generation and the reduction in the loan and investment portfolios.

     At December 31, 2000, total shareholders' equity declined $0.5 million to $21.3 million. Total equity to total assets as of December 31, 2000 and 1999 was 5.99% and 4.96%, respectively. To bolster our capital ratios, in the first quarter of 2000, we consummated a private placement of approximately $4.9 million (net of $0.3 million of offering expenses) of cumulative preferred stock. The preferred stock bears a 10% dividend rate. Under regulatory agreement, we are prohibited from declaring or paying dividends on our preferred or common stock. As of December 31, 2000, we had accumulated unpaid preferred dividends of $388 thousand. The increase in our capital from the preferred stock offering was offset by operational losses incurred in 2000.

LOAN PORTFOLIO

     Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. Real estate loans consist of loans secured by commercial or residential property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. We originate loans under SBA programs that provide for SBA guarantees of between 75% and 85% of the principal. The guaranteed portion of the SBA loan is generally sold in the secondary market with the non-guaranteed portion held in the portfolio. The loans are primarily to businesses located in New Jersey and its neighboring states. We have not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers in our marketplace.

     Average loans increased $40.5 million, or 17.0%, from $237.8 million in 1999 to $278.3 million in 2000. The increase in average loans is due primarily to the growth in the loan portfolio which occurred late in 1999. Period-end loans actually declined $96.4 million, or 30.0%, to $225.1 million at December 31, 2000 compared to $321.5 at December 31, 1999. The decline in the loan portfolio reflects the first quarter loan sale of $36.4 million of adjustable rate mortgages and the third quarter loan sale of $44.8 million home equity loans. As a result of the loan sales and mortgage originations being sold in the secondary market, residential mortgage loans declined $87.6 million, or 49.2%, to $90.6 million as of December 31, 2000, from $178.1 million the prior year end. Residential mortgages are no longer being originated for the portfolio. We have established a relationship with First Hallmark Mortgage, and in 2001 will be paid commissions for referred mortgage loan applications. We expect to continue to grow the higher yielding commercial and SBA loan portfolios.

     The following table sets forth the classification of loans by major category for the past five years at December 31:


                            --------------------------------------------------------------------------------------------------------
          Loans by Type             2000                 1999                 1998                  1997                  1996
                            --------------------------------------------------------------------------------------------------------
                                        % of                 % of                 % of                  % of                  % of
(In thousands)                Amount    Total      Amount    Total      Amount    Total       Amount    Total       Amount    Total
------------------------------------------------------------------------------------------------------------------------------------
Commercial & industrial     $  61,427    27.2    $  43,523    13.5    $  41,546    24.9     $  20,368    15.2     $  18,002    18.4
Real Estate
  Non-residential
    properties                 48,770    21.6       52,359    16.2       59,884    35.9        66,526    49.6        41,674    42.6
  Residential
    properties                 91,371    40.4      178,963    55.5       26,642    16.0        28,891    21.5        23,044    23.6
  Construction                  5,784     2.5       17,837     5.5       16,237     9.7        13,014     9.7        10,223    10.4
Consumer                       18,788     8.3       29,850     9.3       22,483    13.5         5,419     4.0         4,924     5.0
                            --------------------------------------------------------------------------------------------------------
Total Loans                 $ 226,140   100.0%   $ 322,532   100.0%   $ 166,792   100.0%    $ 134,218   100.0%    $  97,867   100.0%
====================================================================================================================================


     As the above table depicts, the composition of the loan portfolio has changed significantly in 2000. As of December 31, 2000, 51.3% of the loan portfolio is now housed in commercial loans compared to 35.3% at the prior year end. Total commercial loans, including C&I loan, commercial mortgages, and construction loans were $116.0 million, an increase from the prior year total of $113.7 million. The increase in commercial loans was primarily in the SBA portfolio, which increased $13.3 million, or 79.1%, to $30.2 million from the prior year $16.9 million. Construction loans declined to $5.8 million from $17.8 million the prior year end. The decline in construction loans was attributed to the completion of several projects outstanding at year-end 1999. Residential real estate loans declined $87.6 million as a result of the $81.2 million of loan sales. Approximately $36.5 million of the residential mortgage portfolio, with a borrowing value of $27.6 million, is available to collateralize borrowing from the FHLB of New York. Consumer loans declined $11.1 million to $18.7 million from the prior year primarily as a result of payoffs on indirect auto loans, which declined $8.2 million, to $14.2 million at December 31, 2000.

     There are no concentrations of loans to any borrowers or group of borrowers exceeding 10% of the total loan portfolio. There are no foreign loans in the portfolio. As a preferred SBA lender, we do make SBA loans outside of our marketplace. A portion of the SBA loan portfolio is not located in New Jersey.

     The following table shows the maturity distribution of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2000.

LOAN MATURITIES AND FLOATING/FIXED INTEREST RATES


                                            --------------------------------------------------------------------
(In thousands)                              WITHIN 1 YEAR       1 - 5 YEARS      AFTER 5 YEARS             TOTAL
----------------------------------------------------------------------------------------------------------------
Commercial                                       $ 40,274          $ 13,625           $  7,528         $  61,427
Commercial mortgages                               20,563            17,057             10,700            48,770
Construction loans                                  5,740                44               --               5,784
Residential mortgages                              10,501             7,218             73,652            91,371
Consumer loans                                      2,175            16,472                141            18,788
                                            --------------------------------------------------------------------
          Total                                  $ 79,253          $ 54,866           $ 92,021         $ 226,140
                                            ====================================================================
Amount of loans based upon:
   Fixed interest rates                                                                                $  78,118
   Floating or adjustable interest rates                                                               $ 148,022
                                                                                                   -------------
          Total                                                                                        $ 226,140
---------------------------------------------------------------------------------------------------=============



ASSET QUALITY

     Inherent in the lending function is the possibility a customer may not perform in accordance with the contractual terms of the loan. A borrower's inability to repay its obligation can create the risk of nonaccrual loans, past due loans, and potential problem loans, which can have a material impact on our results of operations.

     Non-performing loans are loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt, and loans past due 90 days or greater, still accruing interest. Management has evaluated the loans past due 90 days or greater and still accruing interest and determined that they are both well collateralized and in the process of collection. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

     Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures. Due diligence on loans begins upon the origination of a loan with a borrower. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source of funds for repayment of the loan, and other factors are analyzed before a loan is submitted for approval. The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm has been used to conduct independent credit reviews.

     The following table sets forth information concerning non-performing loans and non-performing assets at December 31 for the past five years:


                                                      ------------------------------------------------
(In thousands)                                          2000       1999     1998      1997      1996
                                                      ------------------------------------------------
NON-ACCRUAL BY CATEGORY
Commercial                                            $ 2,064   $   692   $    --   $    --   $    27
Real Estate                                               807       720     2,297       861       639
Consumer                                                   32        --        --        82         3
------------------------------------------------------------------------------------------------------
Total                                                 $ 2,903   $ 1,412   $ 2,297   $   943   $   669
======================================================================================================
PAST DUE 90 OR MORE AND STILL ACCRUING INTEREST
Commercial                                            $   578   $     0   $   803   $   346   $    77
Real Estate                                               694       159       790       206       156
Consumer                                                   --         7         7        --        28
------------------------------------------------------------------------------------------------------
Total                                                 $ 1,272   $   166   $ 1,600   $   552   $   261
======================================================================================================
------------------------------------------------------------------------------------------------------
TOTAL NON-PERFORMING LOANS                            $ 4,175   $ 1,578   $ 3,897   $ 1,495   $   930
======================================================================================================
OREO                                                      142     1,505        --        --        --
Other asset - (1)                                          --        --     1,131        --        --
------------------------------------------------------------------------------------------------------
TOTAL NON-PERFORMING ASSETS                           $ 4,317   $ 3,083   $ 5,028   $ 1,495   $   930
======================================================================================================
Non-performing loans to total loans                      1.85%     0.49%     2.34%     1.11%     0.95%
Non-performing assets to total assets                    1.21%     0.70%     1.97%     0.70%     0.54%
Allowance for loans losses as a
  percentage of non-performing loans                    61.27%   137.71%    46.83%    88.43%    95.27%
======================================================================================================


(1) Reflects the value of an impaired asset associated with an unauthorized overdraft

     Nonaccrual loans increased $1.5 million from $1.4 million at year-end 1999, to $2.9 million at December 31, 2000. The increase in nonaccrual loans is due primarily to increased levels of non-performing commercial accounts. Loans past due 90 days or more and still accruing increased $1.1 million from December 31, 1999 to $1.3 million primarily as a result of loans which have matured pending renewal. These loans do not represent a material risk of default to us. Other real estate owned (OREO) properties declined by $1.4 million in 2000, from $1.5 million at year-end 1999, as a result of sales. OREO are carried at the lower of cost or market, less estimated selling costs. Total non-performing assets increased $1.2 million, to $4.3 million at year-end 2000, from $3.1 million the prior year.

     Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in non-performing loans as they continue to perform. Potential problem loans, which consist primarily of commercial loans, were $0.3 million and $0.4 million at December 31, 2000 and 1999, respectively.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level sufficient to absorb estimated credit losses in the financial statements as of the balance sheet date. Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process which includes the determination of the adequacy of the allowance for loan losses, is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

     Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e., loans judged to be not collectable are charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate to provide for potential losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower's financial condition and changes in market conditions. In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses. These agencies have in the past and may in the future require the Bank to make additional adjustments based on their judgments about information available to them at the time of their examination.

     The allowance for loan losses totaled $2.6 million as of December 31, 2000, compared to $2.2 million the prior year end. The increase in the allowance for the current year is due the current provision for loan losses or $0.7 million exceeding $0.3 million of net charge-offs. Although the loan portfolio declined in 2000, the allowance for loan losses was increased due to a shift in the portfolio from loans secured by residential properties to commercial loans and an increase in non-performing loans. Commercial loans generally have a higher risk of loss than a loan secured by residential real estate.

     The following is a reconciliation summary of the allowance for loan losses for the past five years:


                                              ------------------------------------------------------
(In thousands)                                  2000        1999       1998        1997       1996
----------------------------------------------------------------------------------------------------
Balance at beginning of year                  $ 2,173     $ 1,825    $ 1,322     $   886    $   562
Charge-offs:
    Commercial and industrial                     278         432         60          10         44
    Real estate                                    19         871        254          55         --
    Consumer                                       75         130         15           3         49
                                              ------------------------------------------------------
Total Charge-offs                                 372       1,433        329          68         93
Recoveries:
     Commercial and industrial                     12          16         --          --         --
     Real estate                                   17           2         23           6         --
     Consumer                                      12          20          5          --         --
                                              ------------------------------------------------------
Total recoveries                                   41          38         28           6         --
                                              ------------------------------------------------------
Total net charge-offs                         $   331     $ 1,395     $  301     $    62    $    93
                                              ------------------------------------------------------
Provision charged to expense                  $   716     $ 1,743     $  804     $   498    $   417
                                              ------------------------------------------------------
Balance at end of year                        $ 2,558     $ 2,173     $ 1,825    $ 1,322    $   886
                                              ======================================================
Net charge-offs to average loans                 0.12%       0.59%       0.21%      0.05%      0.12%
Allowance to total loans (1)                     1.17%       0.77%       1.12%      1.01%      0.93%
----------------------------------------------------------------------------------------------------
(1)  Total loans exclude loans held for sale.


     The ratio of allowance to total loans, excluding loans held for sale, increased to 1.17% in 2000 from .77% in 1999, due to the decline in the loan portfolio and the shift in the portfolio mix. At December 31, 1999, the residential mortgage portfolio was $178.1 million as compared to $90.6 million at December 31, 2000. Residential mortgage loans have a general reserve rate of
 .25%. As of December 31, 2000, the commercial and industrial portfolio increased $17.9 million, to $61.3 million. Commercial and industrial loans have general reserve rates of 1.00% to 1.25% depending on the product. As a result of the shift in the portfolio from being predominately retail in 1999 to commercial in 2000, the decrease in loans, and the increase in non-performing loans, the level of the allowance to total loans increased. In addition, in 1999 the Company carried a portfolio of purchased loans valued at the amount of undiscounted estimated future cash collections and therefore had no allocated allowance. This portfolio was sold in 2000.

     The following table sets forth, for each of the major lending areas, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31, of each year. The allocated allowance is the total of identified specific and general reserves by loan. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the portfolio.


                             -------------------------------------------------------------------------------------------------------
                                     2000                 1999                 1998                 1997                 1996
                             -------------------------------------------------------------------------------------------------------
(In thousands)                            % of                 % of                 % of                 % of                 % of
                              Amount   All Loans   Amount   All Loans   Amount   All Loans   Amount   All Loans   Amount   All Loans
------------------------------------------------------------------------------------------------------------------------------------
Balance Applicable to:
Commercial & Industrial      $ 1,332       27.2%  $   738       13.5%  $   741       24.9%  $   267       15.2%  $   152       18.4%
Real Estate:
  Non-residential
     properties                  641       21.6%      404       16.2%      663       35.9%      555       49.6%      336       42.6%
  Residential properties         298       40.4%      461       55.5%       96       16.0%      340       21.5%      247       23.6%
  Construction                    98        2.5%      316        5.5%      160        9.7%      107        9.7%       82       10.4%
Consumer                         189        8.3%      254        9.3%      165       13.5%       53        4.0%       69        5.0%
                             -------------------------------------------------------------------------------------------------------
Total                        $ 2,558      100.0%  $ 2,173      100.0%  $ 1,825      100.0%  $ 1,322      100.0%  $   886      100.0%
------------------------------------------------------------------------------------------------------------------------------------


INVESTMENT SECURITY PORTFOLIO

     Securities available for sale are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Securities held to maturity, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. The investment security portfolio is maintained for asset-liability management purposes, an additional source of liquidity, and as an additional source of earnings. The portfolio is comprised of U.S. Treasury securities, obligations of U.S. Government and government sponsored agencies mortgage-backed securities, corporate debt securities and equity securities. Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase.

     Average investments increased $6.9 million in 2000, to average $72.4 million. At December 31, 2000, the investment security portfolio totaled $70.8 million, comprised of $37.8 million in securities available for sale and $33.0 million in securities held to maturity. The total investment portfolio declined $3.5 million, or 4.7%, from the prior year balance of $74.3 million. The decline in investment securities primarily represents payments and maturities of investments, reinvested in other financial assets.

     The tax-equivalent yield on the investment portfolios for 2000 was 6.53%, as compared to 6.11% for the prior year. The increase in the yield was a result of paydown and maturities of lower yielding securities and the repricing of floating rate investments in a rising rate environment. Approximately 85% of the investment portfolio has a fixed rate of interest.

     Net gains on sales of securities for 2000 were $3.0 thousand, as compared to $193.0 thousand for the year ended December 31, 1999. As of year-end 2000 and 1999, the total net unrealized loss on the investment portfolios was $1.3 million and $3.3 million, respectively. The improvement in the market value of the portfolio was primarily due to the declining interest rate environment at the end of 2000.

     In the normal course of business, the company accepts government deposits, for which investment securities are required to be held as collateral. As of December 31, 2000, $20.1 million of securities were required to be pledged for these deposits.

DEPOSITS

     Deposits, which include non-interest bearing demand deposits and interest-bearing savings and time deposits, are the primary source of our funds. For the year, we realized continued growth in average deposits. This growth was achieved through the expansion of the branch network, emphasis on customer service, competitive rate structures and selective marketing. We attempt to establish a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.

     The following are average deposits for each of the last three years.


                                  ------------------------------------------------------------
                                          2000                 1999                 1998
                                  ------------------------------------------------------------
   (In Thousands)                   Amount       %       Amount       %       Amount       %
----------------------------------------------------------------------------------------------
High-yield and NOW deposits       $  95,817    25.6%   $  87,884    28.1%   $  36,162    17.5%
Savings deposits                     35,491     9.5%      17,260     5.5%      13,811     6.6%
Money market deposits                20,724     5.5%      18,053     5.8%      18,557     9.0%
Time deposits                       162,736    43.4%     139,187    44.4%      96,969    46.9%
Demand deposits                      59,885    16.0%      50,663    16.2%      41,250    20.0%
                                  ------------------------------------------------------------
Total deposits                    $ 374,653   100.0%   $ 313,047   100.0%   $ 206,749   100.0%
                                  ============================================================


     On average, total deposits grew 19.7%, or $61.6 million, for 2000, to average $374.7 million. The increase in average deposits was primarily the result of deposit generation related to the new branch openings in 1999, partially offset by a reduction in higher-costing municipal deposits. As a result of the $48.0 million of deposit sales and the $36.8 million planned reduction of municipal deposits, period end deposits declined 10.4%, or $37.2 million, from the prior year end to $320.3 million at December 31, 2000.

     The following are period-end deposit balances for each of the last three years.


                                  ------------------------------------------------------------
                                          2000                 1999                 1998
                                  ------------------------------------------------------------
(In Thousands)                      Amount       %       Amount       %       Amount       %
---------------------------------------------------------------------------------------------
High-yield and NOW deposits       $ 100,121    31.3%   $ 104,343    29.2%    $ 40,585    17.9%
Savings deposits                     23,223     7.2%      18,448     5.2%      15,098     6.7%
Money market deposits                13,552     4.2%      19,462     5.4%      19,222     8.4%
Time deposits                       130,314    40.7%     150,206    42.0%     101,835    44.9%
Demand deposits                      53,108    16.6%      65,079    18.2%      50,120    22.1%
                                  ------------------------------------------------------------
Total deposits                    $ 320,318   100.0%   $ 357,538   100.0%   $ 226,860   100.0%
                                  ============================================================


     Non-interest bearing demand deposits represented 16.6% of total deposits at December 31, 2000, down from 18.2% in 1999. The decline in non-interest bearing deposits can be attributed to the migration of customer balances to interest-bearing accounts. The average cost of interest bearing deposits in 2000 was 4.95% compared to 4.38% for 1999. The increase in the cost of deposits can be attributed to the increase in interest rates and higher costing promotional deposit rates that were offered in late 1999 and early 2000. The increase in the cost of deposits was the primary cause of the decline in our net interest margin in 2000.

BORROWED FUNDS

     Borrowed funds consist of advances from the Federal Home Loan Bank of New York. These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation. Residential mortgages collateralize the borrowings from the FHLB. As of December 31, 2000, total borrowings were $10.0 million, a decline of $43.0 million from the prior year end. The decline in borrowings was a result of increased liquidity generated from loan sales and deposit generation. At December 31, 2000, we had $17.6 million of additional availability at the FHLB. The $10.0 million FHLB borrowing at December 31, 2000 is a ten-year borrowing at a cost of 4.92% and is callable after November 2001.

ASSET/LIABILITY MANAGEMENT

     Based on our business, the two largest risk we face are credit risk and market risk. Market risk is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. This risk is managed by the Asset/Liability Committee (ALCO). The principal objectives of the ALCO are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk with the Board approved guidelines. The ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

     We use various techniques to evaluate risk levels on both a short and long-term basis. One of the monitoring tools is the "gap" ratio. A gap ratio, as a percentage of assets, is calculated to determine the maturity and repricing mismatch between interest rate-sensitive assets and interest rate-sensitive liabilities. A gap is considered positive when the amount of interest rate-sensitive assets repricing exceeds the amount of interest rate-sensitive liabilities repricing in a designated time period. A positive gap should result in higher net interest income with rising interest rates, as the amount of the assets repricing exceed the amount of liabilities repricing. Conversely, a gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest-rate-sensitive assets, and lower rates should result in higher net interest income.

     The following table sets forth the gap ratio at December 31, 2000. Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity. Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest bearing sources of funds. Core deposits, such as demand interest, savings, and money market deposits, are allocated based on their expected repricing in relation to changes in market interest rates.


                                  ----------------------------------------------------------------------------------------------
                                                               MORE THAN     MORE THAN    MORE THAN     MORE THAN
                                                 SIX MONTHS    ONE YEAR      TWO YEARS   FIVE YEARS     TEN YEARS
                                   UNDER SIX      THROUGH       THROUGH        THROUGH   THROUGH TEN     AND NOT
(In thousands)                      MONTHS        ONE YEAR     TWO YEARS     FIVE YEARS     YEARS       REPRICING      TOTAL
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash & due from banks             $         0   $         0   $         0   $         0   $        0   $   13,740   $    13,740
Fed Funds sold                         31,500             0             0             0            0            0        31,500
Investment Securities                  16,197         3,710        14,103        20,802        9,026        6,999        70,837
Loans                                  81,972        10,841        16,515       107,829        4,908        4,075       226,140
Other assets                                0             0             0             0            0       13,786        13,789
                                  ----------------------------------------------------------------------------------------------
   Total Assets                   $129,669.00   $ 14,551.00   $ 30,618.00   $128,631.00   $13,934.00   $38,600.00   $356,006.00
                                                                                                                        356,003
                                  ==============================================================================================
LIABILITIES AND SHAREHOLDERS'
EQUITY

Non interest demand               $         0   $         0   $         0   $         0   $        0   $   53,108   $    53,108
Savings and checking                   94,550             0         5,201        30,006        7,139            0       136,896
Time deposits                          68,285        41,327         6,616        13,824          262            0       130,314
Other debt                                  0             0             0        10,000            0            0        10,000
Other liabilities                           0             0             0             0            0        4,371         4,371
Shareholders' equity                        0             0             0             0            0       21,314        21,314
                                  ----------------------------------------------------------------------------------------------
Liabilities and shareholders'     $162,835.00   $ 41,327.00   $ 11,817.00   $ 53,830.00   $ 7,401.00   $   78,793   $356,003.00
   equity                             162,835
                                  ==============================================================================================
GAP                               $   (33,166)  $   (26,776)  $    18,801   $    74,801   $    6,533   $ (40,193)            --
CUMULATIVE GAP                    $   (33,166)  $   (59,942)  $   (41,141)  $    33,660   $   40,193                         --
Cumulative Gap to total assets           -9.3%        -16.8%        -11.6%          9.5%       11.3%         0.0%           0.0%
                                  ----------------------------------------------------------------------------------------------


     Repricing of mortgage-related investments are shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate. Callable agency securities are shown based upon their option-adjusted spread modified duration date ("OAS"), rather than the next call date or maturity date. The OAS date considers the coupon on the security, the time to next call date, the maturity date, market volatility, and current rate levels. Fixed rate loans are allocated based on expected amortization.

     At December 31, 2000, there was a six-month liability-sensitive gap of $33.2 million and a one-year liability gap of $59.9 million, as compared to $157.9 million and $168.3 million for the prior year, respectively. The improvement in the liability gap is primarily a result of the reduction in borrowed funds and the increase in Federal funds sold.

     Other models are also used in conjunction with the static gap table, which is not able to capture the risk to changing spread relationships over time, the effects of projected growth in the balance sheet, or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interest rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 300 basis points. Results outside of guidelines require action by the ALCO to correct the imbalance. Simulations are typically created over a 12=24 month time horizon. At December 31, 2000 these simulations show that with a 300 basis point immediate increase in interest rates, net interest income would increase by approximately $.4 million, or 3.3%. An immediate decline of 300 basis points in interest rates would decrease net interest income by approximately $.3 million or 2.9%. These variances in net interest income are within the board-approved guidelines of +/= 7%.

     Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, we utilize Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. Our variance in the economic value of equity, as a percentage of assets with rate shocks of 200 basis points, is a decline of 1.5% in a rising rate environment and a decline of 0.08% in a falling rate environment. The decline in the EVPE is within board-approved guidelines of +/= 3.00%.

OPERATING, INVESTING, AND FINANCING

     Cash and cash equivalents increased $30.1 million to $45.2 million at December 31, 2000 from $15.1 million at December 31, 1999. Net cash used in operating activities decreased $3.8 million, totaling $2.7 million at December 31, 2000 compared to a $6.5 million in 1999. This was primarily due to the $5.9 million loss reduced by the intangible write-off of $3.2 million and a $3.5 million gain on sale of deposits. Net cash provided by investing activities increased $297.4 million to $104.7 million in 2000, compared to cash used by investing activities in 1999 of $192.7 million. This was primarily from loan sales and fewer loan originations in 2000. Net cash used in financing activities increased $253.7 million to $71.8 million for 2000, compared to $181.8 million provided in 1999. This change was attributable to the deposit sale in 2000, the reduction of borrowed funds and the increase in deposits in 1999.

LIQUIDITY

     Our liquidity is a measure of our ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

BANK HOLDING COMPANY

     The principal sources of funds for our holding company are dividends paid by the bank. Under regulatory agreement, the Bank is currently restricted from paying dividends to us because its tier 1 capital to average assets ratio is less than six percent. We are also under agreement with its regulators not to pay dividends on our preferred or common stock. Excluding the payment of dividends to shareholders, we only pay expenses that are specifically for the benefit of us, rather than the bank. Other than our investment in the bank, we do not actively engage in other transactions or business. As a result the annual expenses are not material. At December 31, 2000 we had $0.7 million in cash and $.4 million in marketable securities, valued at fair market value.

CONSOLIDATED BANK

     Liquidity is a measure of the ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

     Total deposits and borrowings amounted to $330.3 million, as of December 31, 2000. We have augmented our liquidity with $10.0 million in borrowings from the FHLB of New York. At December 31, 2000, $17.6 million was available for additional borrowings from the FHLB of New York. Pledging additional collateral in the form of 1=4 family residential mortgages or investment securities can increase the line with the FHLB. An additional source of liquidity is Federal Funds sold, which were $31.5 million at December 31, 2000 and loans held for sale.

     As of December 31, 2000 deposits included $31.7 million of Government deposits, as compared to $68.5 million the prior year end. These deposits, are generally short in duration, and are very sensitive to price competition. We have significantly reduced our reliance on these deposits as a source of funds, and believes the current portfolio of these deposits to be appropriate. Included in the portfolio are $25.9 million of deposits from two municipalities. The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall. At December 31, 2000, the Bank had approximately $42.0 million of loan commitments, which will either expire or be funded, generally within one year.

     Management believes our liquidity profile was significantly enhanced in 2000. This area will be actively monitored in 2001.

CAPITAL

     A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0% and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0%.

     In addition to the risk-based guidelines, regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 4%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process. In connection with the branch expansion the New Jersey Department of Banking and Insurance imposed a tier 1 leverage ratio of 6% for the Bank. Due to losses incurred during 1999, we failed to meet the total risk-based capital requirement of 8% at both September 30, 1999 and December 31, 1999. Because the Bank failed to satisfy the minimum capital requirements, it was deemed to be "undercapitalized" under the Prompt Corrective Action provisions of the Federal Deposit Insurance Act and the regulations of the FDIC.

     The following table summarizes our risk-based and leverage capital ratios at December 31, 2000 and 1999, as well as the required minimum regulatory capital ratios:


                                         -----------------------------------------------
                                                             ADEQUATELY         WELL
                                                            CAPITALIZED      CAPITALIZED
     COMPANY                              2000     1999     REQUIREMENTS     PROVISIONS
----------------------------------------------------------------------------------------
Leverage ratio                            5.50%    4.35%         4.00%          5.00%
Tier 1 risk-based capital ratio           9.61%    6.17%         4.00%          6.00%
Total risk-based capital ratio           10.76%    6.88%         8.00%         10.00%
----------------------------------------------------------------------------------------

     The following table summarizes the Bank's risk based and leveraged capital ratios at December 31, 2000 and 1999, as well as the required minimum regulatory capital ratios.


                                         -----------------------------------------------
                                                             ADEQUATELY        WELL
                                                            CAPITALIZED     CAPITALIZED
     BANK                                 2000     1999     REQUIREMENTS    PROVISIONS
----------------------------------------------------------------------------------------
Leverage ratio (1)                        5.24%    4.01%         4.00%         5.00%
Tier 1 risk-based capital ratio           9.12%    5.62%         4.00%         6.00%
Total risk-based capital ratio           10.26%    6.33%         8.00%        10.00%
----------------------------------------------------------------------------------------


(1) The New Jersey Department of Banking and Insurance has imposed a ratio of 6%.

     At December 31, 2000, shareholders' equity was $21.3 million, a $0.5 million decline from the prior year end. The reduction in shareholders' equity was a result of the $5.9 million operating loss, somewhat offset by the $4.9 million of proceeds from the preferred stock offering and $0.5 million of unrealized gains on securities available for sale. At December 31, 2000, there were $388 thousand of preferred stock dividends in arrears that have not been declared.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998


     For the year ended 1999, we incurred a loss of $3.4 million, or $0.91 loss per basic and diluted share, compared to net income of $2.1 million, or $0.67 earnings per basic share and $0.64 earnings per share diluted for 1998. The loss largely reflects the growth in non-interest expense due to the opening of nine new branches, a realized valuation loss as a result of reclassifying certain loans from held-to-maturity to held-for-sale, the write-down of an impaired asset and legal costs associated with an unauthorized overdraft that was detected in the fourth quarter of 1998, the costs associated with the collection of non-performing loans, the costs of maintaining expanding loan portfolios, along with an increase in the provision for loan losses.

     The changes in the components of net income included a $0.6 million increase in net interest income before provision for loan losses, a $0.9 million increase in the provision for loan losses, a $1.2 million increase in non-interest income, a $10.1 million increase in non-interest expense, and a $3.7 million decrease in the provision for income taxes.

NET INTEREST INCOME

     Net interest income increased $0.6 million, or 6.2% to $10.9 million for 1999 from $10.3 million for 1998. The growth in interest income was primarily attributable to an increase of $105.2 million (49.9%) in average earning assets for 1999 totaling $315.9 million over the prior year's $210.7 million. The increases in average earning assets occurred across the entire balance sheet, with most increases in the loan portfolio. Average loans equaled $237.8 million in 1999, which represented an increase of $93.9 million (65.3%) from the $143.9 million recorded in 1998. Growth in the loan portfolio was primarily comprised of $101.9 million of residential adjustable rate mortgages (ARM) and $56.0 million of purchased home equity loans. The 1999 yield on average earning assets decreased to 7.52% for 1999 from 8.32% for 1998, partially offsetting the volume related gains in interest income, as a result of the increased mortgages in the portfolio.

     Increases in interest-earning assets were primarily funded through an increase of $126.2 million (61.0%) in average deposits and borrowings to $333.2 million for 1999 from $207.0 million for 1998. Average deposits increased $106.3 million to $313.0 million for 1999 from $206.7 million in 1998. Average borrowings increased $19.8 million to $20.2 million for 1999 from $0.3 million in 1998.

     During 1999, the cost of interest bearing liabilities increased to 4.51% for 1999 from 4.32% for 1998. The increase in interest-bearing liabilities and the cost of funds reflects our decision to offer higher, promotional rates of interest to attract new customers to the new branch locations, as well as a shift in the deposit structure toward time deposits and the money market product. The promotional rates of interest were offered both on time deposits and through the money market product, which paid an introductory rate of 6.05%. Although this product was discontinued at September 30, 1999, the product was again offered in December 1999 in order to ease liquidity and provide funding for committed loans. As a result of these higher costing deposits, net interest margin declined to 3.49% during 1999 from 4.91% in 1998.

PROVISION FOR LOAN LOSSES

     The provision for loan losses totaled $1.7 million for 1999, a 116.8% increase over the prior year's provision of $0.8 million. The increase in the provision is primarily attributable to the growth in the loan portfolio of $155.9 million (93.0%) and the 1999 net charge-offs of $1.4 million, primarily related to one borrower. In addition, the change is attributable to an increase in the reserve factors used to determine reserve levels on certain types of loans. During 1999, the ratio of non-performing loans to total loans decreased to 0.49% at December 31, 1999 from 2.34% at December 31, 1998.

NON-INTEREST INCOME

     Non-interest income increased $1.2 million, or 27.2%, to $5.6 million for 1999 from $4.4 million for 1998. This increase is a result of a $0.7 million increase in loan sale gains and a $0.7 million increase in other income. The $0.7 million increase in loan sale gain is primarily from an increase in mortgage loan sales of $2.4 million, less a held for sale valuation loss of $1.4 million and a decrease in SBA loan sale gains of $0.3 million.

     Mortgage loan sale gains increased $2.4 million, totaling $3.0 million for 1999 compared to $0.6 million for 1998. The mortgage loan sale gains are the result of loans simultaneously funded by purchasing investors at the time of closing by the Bank's mortgage subsidiary, CMA.

     The gain on sale of SBA loans reflects the participation in the SBA's guaranteed loan program. SBA sales without recourse totaled $24.3 million in 1999. In 1998, SBA sales without recourse totaled $20.6 million. Commercial loan sale gains were $70 thousand in 1999, based on $3.0 million loans sold without recourse. There were no such sales in 1998.

     At December 31, 1999, $37.8 million of ARM loans were reclassified from held-to-maturity to held-for-sale. Based on December 31, 1999 market values, this resulted in an after tax realized valuation loss of $891 thousand. These adjustable rate one-to-four family mortgages (ARM's) were sold on March 7, 2000, resulting in an additional after tax loss of $439 thousand in 2000.

     In addition to the loans sales, other income, representing SBA servicing fees, loan fees, income on cash surrender value of life insurance, non-deposit account transaction charges, and other fee income increased $0.7 million (83.5%) to $1.6 million for 1999 compared to $0.9 million for 1998. The primary increases were loan fees of $323 thousand (459.5%) primarily associated with the mortgage originations, income on cash surrender value of insurance of $248 thousand, and non-deposit account transaction charges of $112 thousand primarily as a result of automated teller machine charges to non-customers of the Bank.

     Deposit service charges decreased from 1998's $901 thousand to 1999's $778 thousand, a 13.74% decrease. The decrease in deposit service charges was primarily the result of customers maintaining appropriate balances.

NON-INTEREST EXPENSE

     Other non-interest expense increased $10.1 million, or 96.0%, to $20.6 million for 1999 from $10.5 million for 1998. Salaries and benefits increased $4.0 million to $8.7 million from $4.7 million, occupancy expenses increased $1.4 million to $2.4 million from $1.0 million, and other operating expenses increased $4.7 million to $9.4 million to $4.7 million for 1999 compared to 1998. These increases were substantially attributable to the growth in the branch network, as ten additional branches were opened, the acquisition of CMA during February 1999, the $786 thousand write-down and $ 150 thousand legal costs associated with a check-kiting scheme that occurred in the fourth quarter of 1998, the costs associated with the collection of non-performing loans and the costs of administering the expanding loan portfolios. In addition, salary expense increased because of the need to hire additional administrative staff. The prior period does not reflect any operating expenses associated with CMA. Total non-interest expense associated with CMA for 1999 was $4.8 million.

     The increases in professional services, office expense, communication expense, bank services and FDIC insurance is the result of the addition of ten new branches, growth in assets, and CMA expenses. Goodwill amortization expenses relating to the acquisition of CMA totaled $380.8 thousand during the 1999 period. As a result of 1999's loss, a tax benefit of $2.4 million was recorded, compared to a provision of $1.3 million in the prior year.

                                   MANAGEMENT

     In accordance with our Certificate of Incorporation and Bylaws, the Board of Directors has fixed the number of directors constituting the Board at five.

     The following tables set forth for each of our directors their names, their ages, a brief description of their recent business experience, including present occupations and employment, certain directorships held by each, the year in which each became a director and the year in which their terms as director expire.


----------------------------------------------------------------------------------------------
NAME, AGE AND POSITION WITH    PRINCIPAL OCCUPATION DURING PAST FIVE        DIRECTOR    TERM
COMPANY(1)                     YEARS                                        SINCE(2)   EXPIRES
----------------------------------------------------------------------------------------------
Allen Tucker, 75               President, Tucker Enterprises                  1995      2004
Vice-Chairman                  Real Estate Builder & Investor

----------------------------------------------------------------------------------------------
David D. Dallas, 46            Chairman and Corporate Secretary of the        1990      2002
Chairman and                   Company; Chairman of the Bank; Chief
Corporate Secretary            Executive Officer of Dallas Group of
                               America (Chemicals)
----------------------------------------------------------------------------------------------
Peter P. DeTommaso, 75         Retired President Home Owners Heaven, Inc.     1991      2002
Director                       (Hardware and Lumber Retail)
----------------------------------------------------------------------------------------------
Charles S. Loring, 59          Owner, Charles S. Loring,                      1990      2003
Director                       Certified Public Accountant
----------------------------------------------------------------------------------------------


------------
(1)  Each director of the Company is also a director of the Bank.
(2)  Includes prior service on the Board of Directors of the Bank.

     None of our directors is also a director of any other company registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

COMPENSATION OF DIRECTORS

     Directors do not receive cash compensation for their service on our Board of Directors. However, directors are eligible to participate in the 1994 Stock Option and Stock Bonus Plans for Non-Employee Directors, the 1997 Stock Option and Bonus Plans, the 1998 Stock Option Plan and the 1999 Stock Option Plan, all as described below.

     Directors of the bank receive $300 for attendance at each Bank Board of Directors meeting, $150 for attendance at each Bank Committee meeting, and $75 for attendance at each meeting of the Compliance Committee. In addition, Bank directors also participate in our various stock option plans.

     We maintain the 1994 Stock Option Plan for Non-Employee Directors (the "Directors Plan") which provides for options to purchase shares of Common Stock to be issued to non-employee directors. Individual directors to whom options are granted under the Directors Plan are selected by the Board of Directors, which has the authority to determine the terms and conditions of options granted under the Directors Plan and the exercise price therefore. For the fiscal year ended December 31, 2000, no options were granted to non-employee directors under the Directors Plan.

     We maintain the 1994 Stock Bonus Plan (the "1994 Bonus Plan"), under which 25,548 shares of Common Stock are currently reserved for issuance. Officers, employees and directors may participate in the 1994 Bonus Plan. Our Board of Directors administers and supervises the 1994 Bonus Plan. The Board has the authority to determine the employees or directors who will receive awards under the 1994 Bonus Plan and the number of shares awarded to each recipient. During 2000, no members of the Company's Board of Directors received grants of Common Stock under the 1994 Bonus Plan.

     We maintain the 1997 Stock Bonus Plan (the "1997 Bonus Plan") under which the Board of Directors may authorize grants of up to 78,750 shares of Common Stock in the form of bonuses. Members of the Board of Directors and officers are eligible to participate in the 1997 Bonus Plan. The 1997 Bonus Plan is administered by the Board of Directors, which has the authority to determine the participants to whom bonuses will be granted, the amount of any bonus, and any terms and conditions which may be attached to any shares underlying a bonus. During 2000, no members of the Board of Directors received grants of Common Stock under the 1997 Bonus Plan.

     We maintain the 1997, 1998 and 1999 Stock Option Plans, under which options to purchase shares of the common stock may be granted to members of the Board of Directors and officers and employees. The terms of all three plans are substantially similar. These plans are administered by the Board of Directors, which has the authority to select the persons to whom stock options will be granted. Options granted under these plans may either be incentive stock options under the Internal Revenue Code of 1986, as amended or non-qualified options. Incentive stock options granted under the plans must have an exercise price of 100% of the fair market value of our common stock on the date of grant. Non-qualified stock options may have an exercise price of not less than 85% of the fair market value of the common stock on the date of grant, with the actual exercise price determined by the Board of Directors. The 1997 Stock Option Plan provides for the grant of options for up to 78,750 shares of common stock; the 1998 Stock Option Plan provides for the grant of options for up to 236,250 shares of common stock; and the 1999 Stock Option Plan provides for the grant of options for up to 300,000 shares of common stock. In 2000, no members of the Board of Directors received grants of options to purchase shares of Common Stock under these plans.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT


     The following table sets forth, as of March 15, 2001, certain information concerning the ownership of shares of Common Stock by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the issued and outstanding Common Stock, (ii) each director and nominee for director of the Company, (iii) each named executive officer described in this Proxy Statement under the caption "Executive Compensation," and (iv) all directors and executive officers of the Company as a group.



-------------------------------------------------------------------------------------------------------------
                       NAME AND POSITION                                NUMBER OF SHARES              PERCENT
                        WITH COMPANY(1)                              BENEFICIALLY OWNED (2)          OF CLASS
-------------------------------------------------------------------------------------------------------------
  David D. Dallas, Chairman and Corporate Secretary                        497,279(3)                 12.97%
-------------------------------------------------------------------------------------------------------------
  Peter P. DeTommaso, Director                                             186,170(4)                  5.00%
-------------------------------------------------------------------------------------------------------------
  Charles S. Loring, Director                                              129,328(5)                  3.48%
-------------------------------------------------------------------------------------------------------------
  Allen Tucker, Director                                                    86,109(6)                  2.31%
-------------------------------------------------------------------------------------------------------------
  Anthony J. Feraro,  President and Chief Executive  Officer of            18,925(7)                   0.51%
  the Company and the Bank
-------------------------------------------------------------------------------------------------------------
  James Hughes,  Exec. V.P. and Chief Financial  Officer of the                0                       0.00%
  Company and the Bank
-------------------------------------------------------------------------------------------------------------
  James Loney, Exec. V.P. and Chief Operating Officer of                       0                       0.00%
  the Bank
-------------------------------------------------------------------------------------------------------------
  Kevin J.  Killian,  former  Exec. V.P. and Chief Financial                32,627 (8)                 0.84%
  Officer of the Company and the Bank
-------------------------------------------------------------------------------------------------------------
  Robert J. Van Volkenburgh, Sr., former Chairman and                      523,377(9)                 13.81%
  Chief Executive Officer of the Company and the Bank
-------------------------------------------------------------------------------------------------------------
  Directors  and  Executive  Officers of the Company as a Group          1,473,815(10)                36.73%
  (9  persons)
-------------------------------------------------------------------------------------------------------------
  5% Shareholders:

  Robert Dallas, Director of the Bank                                     451,557(11)                 11.84%
-------------------------------------------------------------------------------------------------------------


========================

(1) The address for Kevin J. Killian is 43 Doyle Lane, Belle Mead, New Jersey 08502. The address for Robert J. Van Volkenburgh is P.O. Box 5301, Clinton, New Jersey 08809. The address for all other listed persons is c/o Unity Bank, 64 Old Highway 22, Clinton, New Jersey 08809.

(2) Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by other persons if the named person has the right to acquire such shares within sixty (60) days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person.

(3) Includes 50,925 shares issuable upon the exercise of immediately exercisable options held by Mr. Dallas and 6,900 shares issuable upon the conversion of preferred shares. Also includes 6,743 shares held by Jessica Lynn Dallas and 6,743 shares held by David Tyler Dallas, Mr. Dallas' minor children. Shares also disclosed as beneficially owned by Mr. Dallas include 35,147 shares held by Dallas Group of America, Inc. Employees' Profit Sharing Trust, 101,295 shares held by Dallas Group of America, Inc., 105,478 shares and 69,000 shares issuable upon the conversion of the Company's Series A Preferred Stock (the "Preferred Stock") held by Dallas Financial Holdings, LLC and 28,666 shares held by Trenton Liberty Ins. Co. These shares are also disclosed as beneficially owned by Mr. Robert Dallas.

(4) Includes 163,210 shares owned jointly with Mr. DeTommaso's spouse. Also includes 8,474 shares issuable upon the exercise of immediately exercisable options and 9,660 shares issuable upon conversion of Preferred Stock.

(5) Includes 9,898 shares held by Mr. Loring's spouse in her name, 21,600 shares owned jointly with his spouse, and 12,048 shares held by The Loring Partnership. Mr. Loring disclaims beneficial ownership of the shares held by his spouse. Also includes 7,340 shares issuable upon the exercise of immediately exercisable options and 6,900 shares issuable upon conversion of Preferred Stock.

(6) Includes 12,443 shares issuable upon the exercise of immediately exercisable options, 6,900 shares issuable upon the conversion of Preferred Stock, and 18,427 shares held by his spouse in her name. Mr. Tucker disclaims beneficial ownership of the shares held by his spouse.

(7) Includes 2,757 shares held by Mr. Feraro's spouse in her own name, and 13,800 shares issuable upon conversion of Preferred Stock.

(8) Includes 6,900 shares issuable upon the conversion of Preferred Stock, and 23,925 shares issuable upon the exercise of immediately exerciseable options.

(9) The Company is not aware of whether Mr. Van Volkenburgh's ownership is of a direct or indirect nature.

(10) Includes 79,182 shares issuable upon the exercise of immediately exercisable options and 202,860 shares issuable upon conversion of Preferred Stock.

(11) Includes 6,587 shares held by Mr. Dallas' son, 31,238 shares issuable upon the exercise of immediately exercisable options held by Mr. Dallas and 6,900 shares issuable upon the conversion of Preferred Stock. Also disclosed as beneficially owned by Mr. Dallas are 35,147 shares held by Dallas Group of America, Inc. Employees' Profit Sharing Trust, 101,295 shares held by Dallas Group of America, Inc., 105,478 shares and 69,000 shares issuable upon the conversion of Preferred Stock held by Dallas Financial Holdings, LLC and 28,666 shares held by Trenton Liberty Ins. Co. These shares are also disclosed as beneficially owned by Mr. David Dallas.


     The following table sets forth, as of June 19, 2001, certain information concerning the ownership of shares of Series A Preferred Stock by (i) each executive officer of the company, (ii) each director of the company, and
(iii) each person controlling the company.


============================================================== ================================== ===============

                                                                    Number of Shares
                    Name and Position                               Series A Preferred Stock          Percent
                     With Company(1)                                Beneficially Owned (2)            of Class
-------------------------------------------------------------- ---------------------------------- ---------------
David D. Dallas, Chairman and Corporate Secretary                           11,000(3)                 10.63%
-------------------------------------------------------------- ---------------------------------- ---------------

Peter P. DeTommaso, Director                                                 1,400(4)                  1.35%
-------------------------------------------------------------- ---------------------------------- ---------------

Charles S. Loring, Director                                                  1,000                     0.97%
-------------------------------------------------------------- ---------------------------------- ---------------

Samuel Stothoff, Director                                                    5,800(5)                  5.60%
-------------------------------------------------------------- ---------------------------------- ---------------

Allen Tucker, Director                                                       1,000(6)                  0.97%
-------------------------------------------------------------- ---------------------------------- ---------------

Anthony J. Feraro, President and Chief Executive Officer of                  2,000(7)                  1.93%
the Company and the Bank
============================================================== ================================== ===============

------------------------

(1) The address for all listed persons is c/o Unity Bank, 64 Old Highway 22, Clinton, New Jersey 08809.

(2) Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by other persons if the named person has the right to acquire such shares within sixty (60) days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person.

(3)  Includes 10,000 shares held by Dallas Financial Holdings, LLC.

(4)  All shares held as joint tenant with Mr. DeTommaso's spouse.

(5) Includes 5,000 shares held jointly with Mr. Stothoff's spouse. Also includes 800 shares held by Flemington Raritan Commercial Partnership.

(6) Includes 1,000 shares held by Mr. Tucker's spouse in her name. Mr. Tucker disclaims beneficial ownership of the shares held by his spouse.

(7)  All shares held in an IRA account for the benefit of Mr. Feraro.


                             EXECUTIVE COMPENSATION

     The following table sets forth a summary for the last three fiscal years of the cash and non-cash compensation awarded to, earned by, or paid to the Chief Executive Officer of the Company and each highly compensated executive officer of the Company or the Bank whose individual remuneration exceeded $100,000 for the last fiscal year.

                           SUMMARY COMPENSATION TABLE
                         CASH AND CASH EQUIVALENT FORMS
                                 OF REMUNERATION










-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   LONG-TERM
                                                                                                  COMPENSATION
                                              ANNUAL COMPENSATION                                    AWARDS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             OTHER                            SECURITIES
                                                                             ANNUAL         RESTRICTED        UNDERLYING
NAME AND PRINCIPAL              YEAR       SALARY            BONUS        COMPENSATION        STOCK            OPTIONS/
POSITION                                     ($)              ($)            ($)(1)         AWARDS($)          SARs(#)
-----------------------------------------------------------------------------------------------------------------------------------
Anthony J. Feraro               2000        250,000          125,000         38,865               0                   0
President & Chief Executive
Officer of the Bank
-----------------------------------------------------------------------------------------------------------------------------------
                                1999         33,065(2)             0              0               0                   0
-----------------------------------------------------------------------------------------------------------------------------------
Kevin J. Killian
Former Executive Vice           2000        124,000                0          5,400               0                   0
President & Chief Financial
Officer of the Bank
-----------------------------------------------------------------------------------------------------------------------------------
                                1999        112,121            2,440(4)           0               0              20,000
-----------------------------------------------------------------------------------------------------------------------------------
                                1998         41,735(3)             0              0               0               8,925
-----------------------------------------------------------------------------------------------------------------------------------
Robert J.
Van Volkenburgh, Sr.            2000        137,778                0          3,900               0                   0
Former Chairman &
Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
                                1999        280,000          114,718(6)       6,450               0                   0
-----------------------------------------------------------------------------------------------------------------------------------
                                1998        125,000(5)      $124,658(7)      $6,150               0              94,763
-----------------------------------------------------------------------------------------------------------------------------------


(1) Other annual compensation includes director fees, if applicable, insurance premiums and the personal use of automobiles, if applicable.

(2) Mr. Feraro was hired as the Company's Chief Operating Officer and Executive Vice President in November 1999.

(3) Mr. Killian was hired as the Company's Chief Financial Officer in July 1998 and continued in that capacity until December 2000.

(4) Represents the value of 227 shares issued to Mr. Killian under the Company's 1994 Stock Bonus Plan.

(5)  Consists of Mr. Van Volkenburgh's annual retainer as Chairman of the Board.

(6) Represents the value of 10,713 shares issued to Mr. Van Volkenburgh under the Company's 1997 Stock Bonus Plan.

(7) Represents the value of 9,450 shares issued to Mr. Van Volkenburgh under the Company's 1997 Stock Bonus Plan.

     In December, 2000 the Company hired Mr. James A. Hughes as its Chief Financial Officer. Mr. Hughes' annual salary is $125,000.

EMPLOYMENT AGREEMENTS

     On October 18, 1999, we entered into an employment agreement with Mr. Anthony J. Feraro to serve as Executive Vice President and Chief Operating Officer. Mr. Feraro was subsequently promoted to President and Chief Executive Officer.

     Mr. Feraro's employment agreement provides for a two=year term, automatically renewable on each anniversary date for an additional one-year period unless, 90 days prior to such anniversary date, either party provides written notice of its intention not to renew. The employment agreement provides that Mr. Feraro will receive an annual base salary, to be reviewed annually by the Board of Directors. Mr. Feraro's initial salary under the agreement is $250,000. In addition, under his employment agreement, Mr. Feraro was entitled to receive a $125,000 bonus assuming he met certain performance related criteria during the six (6) months ended March 31, 2000. The Board concluded that Mr. Feraro satisfied those criteria and so paid his $125,000 bonus. Mr. Feraro's employment agreement also provides for the payment to him of commissions based upon the origination of SBA loans of up to $75,000 per year. In light of our performance and our regulatory capital position, Mr. Feraro has agreed to waive his right to these commissions. The agreement permits us to terminate Mr. Feraro's employment for cause at any time. The agreement defines cause to mean personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation or final cease and desist order for material breach of any provision of this agreement. In the event that Mr. Feraro is terminated for any reason other than cause during the first year of the agreement, Mr. Feraro will be entitled to receive his then-current base salary for 12 months. If such termination occurs during the second year of his employment, Mr. Feraro will be entitled to receive his then-current base salary, pro rated, for a period of nine months. Thereafter, if Mr. Feraro's employment is terminated without cause, Mr. Feraro will be entitled to receive his then-current base salary, pro rated, for a period of three months. Mr. Feraro has the right to terminate his employment upon the occurrence of a change in control and shall be entitled to receive a lump sum payment equal to his then-current base salary. The employment agreement also prohibits Mr. Feraro from competing with the Bank for a period of one year following the termination of his employment.

STOCK BENEFIT PLANS FOR EMPLOYEES

     We maintain the 1994 Incentive Stock Option Plan (the "Employee Plan"), under which 35,049 shares of common stock are currently reserved for issuance, subject to adjustments as set forth therein. Officers and other key employees (including officers and employees who are directors), may participate in the Employee Plan. The Board of Directors administers the Employee Plan, and has the authority to determine the employees who will receive options under the Employee Plan, the terms and conditions of options granted under the Employee Plan and the exercise price therefor.

     We maintain the 1994 Stock Bonus Plan (the "1994 Bonus Plan"), under which 25,548 shares of common stock are currently reserved for issuance. Officers and other key employees may participate in the 1994 Bonus Plan. Our Board of Directors administers and supervises the 1994 Bonus Plan. The Board has the authority to determine the employees or directors who will receive awards under the 1994 Bonus Plan and the number of shares awarded to each recipient.

     In addition, officers and employees are eligible to participate in each of the 1997, 1998 and 1999 Stock Option Plans and the 1997 Stock Bonus Plan, discussed under the heading "Compensation of Directors."

     No stock options were granted to any named executive officer in 2000.

     At year-end 2000, no executive officers listed in the summary compensation table had outstanding stock options.

                 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
                        YEAR AND FY-END OPTION/SAR VALUES


----------------------------------------------------------------------------------------------------------
                                                                                           VALUE OF
                                                                                           UNEXERCISED
                                                                                           IN-THE-MONEY
                                                                                           OPTIONS/SARS
                                                                NUMBER OF SECURITIES       AT FY-END ($)
                                                                UNDERLYING UNEXERCISED     (BASED ON $2.00
                                  SHARES         VALUE          OPTIONS/SARS AT FY-END     PER SHARE)
                                  ACQUIRED ON    REALIZED       (#) EXERCISABLE/           EXERCISABLE/
              NAME                EXERCISE (#)   ($)            UNEXERCISABLE              UNEXERCISABLE
----------------------------------------------------------------------------------------------------------
Anthony Feraro                        N/A            N/A                N/A                    N/A
----------------------------------------------------------------------------------------------------------
Kevin Killian                         N/A            N/A         23,925(E)/5,000(U)            N/A(1)
----------------------------------------------------------------------------------------------------------
Robert J. Van Volkenburgh             N/A            N/A                N/A                    N/A
----------------------------------------------------------------------------------------------------------

==================
(1) None of these options were in the money at year end.

CERTAIN TRANSACTIONS WITH MANAGEMENT

     The Bank has made in the past and, assuming continued satisfaction of generally applicable credit standards, expects to continue to make loans to directors, executive officers and their associates (i.e. corporations or organizations for which they serve as officers or directors or in which they have beneficial ownership interests of ten percent or more). These loans have all been made in the ordinary course of the Bank's business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

     We lease our headquarters and our Scotch Plains office from partnerships consisting of Messrs. D. Dallas, R. Dallas and R. Van Volkenburgh. Under the leases for these facilities, the partnerships received in 2000 rental payments of $569,347. we believe that these rent payments reflect market rents and that the leases reflect terms, which are comparable to those which could have been obtained in a lease with an unaffiliated third party. The annual base rent will increase by the higher of the Urban Consumer Price Index or 3% annually.

                                    BUSINESS

     We are a Delaware corporation and bank holding company registered under the Bank Holding Company Act. Our principal activities are owning and supervising our bank subsidiary, Unity Bank. The bank engages in the general business of commercial banking. We are also an active participant in the Small Business Administration's guaranteed loan program. Our deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to applicable limits. We provide a wide-range of commercial banking products and services, including personal and business checking accounts and time deposits, money market accounts and regular savings accounts, as well as commercial, consumer and mortgage loans.

LOANS

     We lend to individuals and businesses for personal and commercial purposes. We emphasize the origination of loans with adjustable rates of interest tied to our prime rate. The interest rates on these adjustable rate loans are repriced from time to time to reflect changes, up or down, in the prime rate. In order to be competitive with other banking institutions in our trade area, we charge rates which are generally comparable to those charged by other lenders.

The following is a summary of the components of our loan portfolio:

SBA Loans

     We have been very active in providing loans to small businesses through the United States Small Business Administration guaranteed loan program. Under the SBA program, loans are available to small businesses which meet certain criteria. Up to 85% of the principal of a loan to a qualified business may be guaranteed by the United States Government. We sell the guaranteed portion of SBA loans into the secondary market and derive premium income. Our ability to offer SBA loans on an ongoing basis is dependent upon, among other factors, appropriation of funds by the federal government to the SBA program. The SBA has designated us a "preferred lender" for the states of New Jersey, Delaware, New York and Pennsylvania. This means that we may originate SBA guaranteed loans without prior SBA approval.

Commercial Loans

     Our commercial loans are generally secured by business assets, personal guarantees of the principals of closely held businesses and often by the personal assets of such principals. The loans are made to small and mid-sized businesses in our trade area. Federal and state law and regulations restrict how much any bank may lend to a single customer with the restrictions stated as a percentage of our primary capital. We believe that we can attract commercial borrowers by providing competitive rates, superior service, local decision-making and flexibility in loan structure.

Consumer Loans

     We grant home equity loans and both secured and unsecured personal loans to finance the purchase of automobiles, durable goods or other consumer goods. We believe that competitive interest rates and superior service (which includes, among other things, convenience, personal attention and prompt local decision-making) are important competitive factors in attracting personal loans from credit-worthy consumers.

     We strive to offer competitive rates for our services, thereby encouraging consumers and business entities in our service area to avail themselves of our credit and non-credit products services.

Lending Limit

     Under New Jersey law, our per customer legal lending limit is 15% of our equity capital for most loans, and 25% of equity capital for loans secured by readily marketable collateral. Based on our equity capital at December 31, 2000, our legal lending limit for most loans was approximately $3.1 million, while our lending limit for loans secured by readily marketable collateral was $ 5.1 million. In order to compete for customer relationships with larger institutions having higher regulatory lending limits, we from time to time engaged in loan participation agreements with other financial institutions in order to make loans, which would otherwise be above our lending limit. We expect to continue to engage in participation relationships as we seek to grow our customer base.

EMPLOYEES

     As of December 31, 2000, we had 115 full time employees and 24 part-time employees. Our employees are not members of any collective bargaining group, and we consider our relations with our employees to be good.

COMPETITION

     We face stiff competition for deposits and creditworthy borrowers. We compete with both New Jersey and regionally based commercial banks, savings banks and savings and loan associations, most of which have assets, capital and lending limits greater than ours. Other competitors include mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions and issuers of commercial paper and other securities. In addition, in 1999 the Gramm-Leach-Bliley Financial Modernization Act was passed into law. The Modernization Act permits certain financial entities, such as insurance companies and securities firms, to acquire or form financial institutions. The Modernization Act will increase competition in the financial services industry.

     In addition to having established deposit bases and loan portfolios, competitor institutions, particularly the large regional commercial and savings banks, have the ability to finance extensive advertising campaigns and to allocate considerable resources to locations and products perceived as profitable. Significantly, these institutions have larger lending limits and, in certain cases, lower funding costs (the price a bank must pay for deposits and other borrowed monies used to make loans to customers) than we do. Many of these institutions also offer certain services, such as trust services, which we do not currently offer.

     We seek to meet the competitive advantages of these larger institutions principally on the basis of high quality, personal service to customers, customer access to decision makers, and competitive interest rates and fees. In addition, to augment our regulatory legal lending limit, we enter into loan participations with other financial institutions, enabling us to meet the credit needs of customers with larger borrowing requirements.

LEGAL PROCEEDINGS

     We are a party to routine litigation incidental to our business. Except as discussed below, we believe that none of these proceedings would, if adversely determined, have a material effect on our consolidated financial condition or materially impact our results of operations

     During August, 2000, Mr. Robert J. Van Volkenburgh, our former Chairman of the Board and Chief Executive Officer, resigned from his positions with us. In February, 2001, Mr. Van Volkenburgh filed a complaint in the Superior Court of New Jersey alleging breach of certain employment agreements. We intend to vigorously defend ourselves from any claims for payment under these agreements. We believe we have strong defenses to the claims made by Mr. Van Volkenburgh and he is not likely to succeed in this regard. No discovery has taken place. Our position is based upon what we know as of the date of this prospectus, and we may change our opinion based on future developments.

PROPERTIES

     We conduct business through twelve (12) offices, including our home office at 64 Old Highway 22, Clinton, New Jersey. The following table provides certain information about these properties.



                             Leased     Date Leased      Lease       2000 Annual
     Location               or Owned    or Acquired    Expiration     Rental Fee
     --------               --------    -----------    ----------     ----------

Clinton, NJ                  Leased        1996           2006        $  423,520
Flemington, NJ               Leased        1998           2003            55,725
North Plainfield, NJ         Owned         1991            --                --
Springfield, NJ              Leased        1998           2003            27,000
Union, NJ                    Leased        1996           2006            57,600
Linden, NJ                   Owned         1991            --                --
South Plainfield, NJ         Leased        1999           2024            78,000
Edison, NJ                   Leased        1999           2024            90,000
Colonia, NJ                  Leased        1995           2005            30,780
Whitehouse, NJ               Owned         1998            --                --
Highland Park, NJ            Leased        1999           2024            65,000
Scotch Plains, NJ            Leased        1996           2006            70,812


                           SUPERVISION AND REGULATION

     We and our bank subsidiary are extensively regulated under federal and New Jersey law. These laws and regulations are primarily intended to protect depositors and the deposit insurance fund of the Federal Deposit Insurance Corporation, not our shareholders. The following information is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws, regulations or regulatory policies may have a material effect on our business, operations and prospects. We are unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on our business and earnings in the future.

BANK HOLDING COMPANY REGULATION

     General. As a bank holding company registered under the Bank Holding Company Act, we are subject to the regulation and supervision of the Board of Governors of the Federal Reserve System. We are required to file with the Federal Reserve Board annual reports and other information regarding our business operations and those of our subsidiaries. Under the Bank Holding Company Act, our activities and those of our subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for our subsidiaries or engaging in any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

     The Bank Holding Company Act requires, among other things, the prior approval of the Federal Reserve Board if a bank holding company proposes to

     o    acquire all or substantially all of the assets of any other bank,

     o acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank's voting stocks) or

     o    merge or consolidate with any other bank holding company.

     The Federal Reserve Board will not approve any acquisition, merger, or consolidation that would have a substantially anticompetitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest. When reviewing acquisitions or mergers, the Federal Reserve Board also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served.

     The Bank Holding Company Act also prohibits, with certain limited exceptions, a bank holding company from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries. However, such activities will not be prohibited if such non-banking business is determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the Federal Reserve Board is required to weigh the expected benefits to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

     Federal laws and regulations impose a number of obligations and restrictions on bank holding companies and their bank subsidiaries that are designed to minimize potential loss in the event the bank becomes in danger of default. The Federal Reserve Board policies require a bank holding company to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions. The Federal Reserve Board also has the authority to require a bank holding company to terminate any activity or to give up control of a non-bank subsidiary if the Federal Reserve Board's determines that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary.

     Capital Adequacy Guidelines for Bank Holding Companies. In January 1989, the Federal Reserve Board adopted risk-based capital guidelines for bank holding companies. These guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The risk-based guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more.

     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier 1 Capital," consisting of common Shareholders' equity and qualifying preferred stock, less certain goodwill items and other intangible assets. The remainder ("Tier 2 Capital") may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted assets, (b) non-qualifying preferred stock, (c) hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the Federal Reserve Board (determined on a case by case basis or as a matter of policy after formal rule-making).

     Bank holding company assets are given risk weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk weight. In converting off-balance sheet items, direct credit substitutes including general guarantees and standby letters of credit backing financial obligations are given a 100% risk weighting. Transaction related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk weighing. Short-term commercial letters of credit have a 20% risk weighting and certain short-term unconditionally cancelable commitments have a 0% risk weighting.

     In addition to the risk-based capital guidelines, the Federal Reserve Board has adopted a minimum Tier 1 capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum.

BANK REGULATION

     As a New Jersey-chartered commercial bank, we are subject to the regulation, supervision, and control of the New Jersey Department of Banking and Insurance. As an FDIC-insured institution, we are subject to regulation, supervision and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the New Jersey Department of Banking and Insurance impact virtually all of our activities, including the minimum level of capital we must maintain, our ability to pay dividends, our ability to expand through new branches or acquisitions and various other matters.

     Insurance Deposits. Our deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund of the FDIC. The FDIC has established a risk-based assessment system for all insured depository institutions. Under the risk based assessment system, deposit insurance premium rates range from 0-27 basis points of assessed deposits. In addition, we are required to pay an assessment which is used to repay amounts borrowed by the Federal Financing Corporation to help pay for the thrift bailout of the 1980s. This payment, equal to .0013% of assessed deposits, is in addition to the deposit insurance premiums discussed above. For the year ended December 31, 2000, we paid $311 thousand in deposit insurance premiums. This expense is expected to significantly increase in 2001.

     Capital Adequacy Guidelines. The FDIC has promulgated risk-based capital guidelines which are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These guidelines are substantially similar to the Federal Reserve Board guidelines discussed above.

     In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier 1 capital (leverage) ratio. This measurement is substantially similar to the Federal Reserve Board leverage capital measurement discussed above.

     In addition to the capital adequacy requirements of the Federal Reserve Board and the FDIC discussed above, pursuant to the stipulations and agreements with our federal and state regulators, the bank is required to maintain a leverage ratio of equity capital to average assets of at least 6%.

     Dividends. The bank may pay dividends as declared from time to time by the Board of Directors out of funds legally available, subject to certain restrictions. Under the New Jersey Banking Act of 1948, the bank may not pay a cash dividend unless, following the payment, the bank's capital stock will be unimpaired and the bank will have a surplus of no less than 50% of the bank's capital stock or, if not, the payment of the dividend will reduce the surplus. In addition, the bank cannot pay dividends in such amounts as would reduce the bank's capital below regulatory imposed minimums. Currently, the bank may not pay any dividends.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The company is incorporated under the laws of the State of Delaware. Therefore the rights of holders of the company's stock will be governed by the Delaware General Corporation Law and the company's Certificate of Incorporation. The authorized capital stock of the company consists of 7,500,000 shares of common stock without par value and 500,000 shares of preferred stock, without par value. As of March 31, 2001, 3,706,708 shares of common stock were issued and outstanding and 103,500 shares of Class A Preferred Stock were issued and outstanding.

COMMON STOCK

Dividend Rights

     The holders of the company's common stock will be entitled to dividends, when, as, and if declared by the company's Board of Directors, subject to the restrictions imposed by Delaware law. The only statutory limitation applicable to the company is that dividends must be paid out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or out of the preceding year's net profit. However, as a practical matter, unless the company expands its activities, its only source of income will be the bank. Therefore, the dividend restrictions applicable to the bank described under the heading "SUPERVISION AND REGULATION" will continue to impact the company's ability to pay dividends.

Voting Rights

     Each share of the company's common stock is entitled to one vote per share. Cumulative voting is not permitted. Under Delaware Law, a merger or consolidation may be approved by a majority of the votes cast at a meeting at which a quorum is present. Also, Delaware law permits the Board of Directors to authorize certain mergers, amend the certificate of incorporation in certain respects and take similar actions without a shareholder vote.

     Delaware law also permits a corporation to adopt provisions in its certificate of incorporation requiring greater than a majority vote to approve specified actions. The company has not adopted such provisions. Delaware law also permits a corporation in its certificate of incorporation to classify its directors so that different classes are elected at different annual meetings, and the company's Certificate of Incorporation does so provide for a classified Board. See "Directors" below.

Preemptive Rights

     Under Delaware law, shareholders may have preemptive rights if these rights are provided in the certificate of incorporation. The Certificate of Incorporation of the company does not provide for preemptive rights.

Appraisal Rights

     Under Delaware law, dissenting shareholders of the company have appraisal rights (subject to the broad exception set forth in the next sentence) upon certain mergers or consolidations. Appraisal rights are not available in any such transaction if shares of the corporation are listed for trading on a national securities exchange or designated as a national market system security on the Nasdaq system held of record by more than 2,000 holders.

Directors

     Under Delaware law and the Company's Certificate of Incorporation, the company is to have a minimum of 3 directors and a maximum of 25, with the number of directors at any given time to be fixed by the Board of Directors. In addition, the company's Certificate of Incorporation provides that the Board of Directors is to be divided into three classes, consisting of as nearly an equal number of directors as possible, with the term of office of one class expiring each year.

PREFERRED STOCK


     The preferred stock may be issued from time to time in one or more classes or series when authorized by our Board of Directors, up to the number of authorized but unissued shares of preferred stock set forth in our certificate of incorporation, as amended from time to time. The series designation, dividend rate (or method of determining dividend rate), redemption prices and other terms of each series are determined by the Board of Directors to the extent not fixed by the certificate of incorporation. The dividend rate, dividend payment dates, redemption, and the other terms and provisions of the preferred stock will be set by the Board of Directors. Currently, the Series A Preferred Stock is the only outstanding preferred stock.


WARRANTS

     If all shares of the Series A Preferred Stock are tendered for exchange, we will issue warrants to purchase 1,150,000 shares of our common stock. Each warrant will entitle the holder to purchase one share of our common stock at a purchase price of $5.50, as adjusted for stock dividends, stock splits and certain other capital transactions. As discussed elsewhere herein, the initial exercise price of the warrants is also subject to adjustment based upon the average closing price of our common stock for the ten (10) trading days prior to our acceptance of tenders. We may permit the exercise price for the warrants to be satisfied through the surrender of previously outstanding shares of our common stock, at our discretion. Shares will be valued at their then fair market value, based upon the average closing price for our stock on the Nasdaq market for the five (5) trading days prior to exercise. The warrants may be exercised for a period of fifteen (15) months after their issuance. Any warrant not exercised on or before the expiration date will expire and no longer be exercisable. Holders of the warrants do not have the rights and privileges of holders of our common stock.

     We will deliver to investors participating in the exchange offer certificates representing the warrants. Each warrant certificate will indicate the total number of shares for which the warrant may be exercised. Because of the limited number of warrants to be issued, we will not retain a separate warrant agent, and we will act as the transfer agent for recording transfers of the warrants. We do not anticipate that any secondary market for the warrants will develop, due to the limited number of outstanding warrants and the small number of holders.

     Each warrant may be exercised by surrendering the warrant certificate, with the form of election to purchase properly completed and executed, together with the payment of the exercise price, to us. The warrants may be exercised in whole or in part while they are still outstanding, but no fractional shares of common stock will be issued upon exercise of a warrant.

                            ANTI-TAKEOVER PROVISIONS

     Under the Federal Change in Bank Control Act, a 60-day prior written notice must be submitted to the Federal Reserve Board if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of the company, unless the Federal Reserve Board determines that the acquisition will not result in a change of control of the company. Under the Control Act, the Federal Reserve Board has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition. Under the Bank Holding Company Act, a company is generally required to obtain prior approval of the Federal Reserve Board before it may obtain control of a bank holding company. Control is generally described to mean the beneficial ownership of 25% or more of all outstanding voting securities of a company.

     Pursuant to the company's Certificate of Incorporation, the Board of Directors of the company is divided into three classes, each of which shall contain approximately one-third of the whole number of the members of the Board. Each class shall serve a staggered term, with approximately one-third of the total number of directors being elected each year. The company's Certificate of Incorporation and Bylaws provide that the size of the Board shall be determined by a majority of the directors. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the company.

     Certain provisions of Delaware law are designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporate Law, is intended to discourage certain takeover practices by impeding the ability of a hostile acquirer to engage in certain transactions with the target company.

     In general, Section 203 provides that a "Person" (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such "Person" became an Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

     The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, with the number of shares outstanding for this purpose calculated without regard to those shares owned by the corporation's directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by Section
203. At the present time, the Board of Directors does not intend to propose any such amendment.


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


                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING SERIES A PREFERRED STOCK


     The Series A Preferred Stock was sold by us on March 23, 2000 to 31 sophisticated investors in a private placement not registered under the Securities Act of 1933. As set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Series A Preferred Stock that is properly tendered on or prior to the expiration date and not withdrawn as permitted below. The term "expiration date" means 5:00 p.m., New York City time on July 13, 2001; provided however, that if we extend the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which the exchange offer is extended.

     We will exchange 10.1 shares of our common stock and 10.1 common stock purchase warrants for each share of the Series A Preferred Stock as long as the value of our common stock does not exceed $4.20 per share, determined in the way described below. Each warrant will allow the holder to purchase one share of our common stock for an exercise price of $5.50 per share for a period of fifteen
(15) months. In addition, one additional share of common stock and one additional common stock purchase warrant will be exchanged in full satisfaction of each $4.95 in accrued but unpaid dividends through the date of consummation of the exchange offer on each share of Series A Preferred stock tendered. Fractional shares to which a tendering shareholder may be entitled will be rounded up to the nearest whole share, taking into account the entire number of common shares each holder is to receive and combining fractional shares to the extent possible.

     If the value of our stock exceeds $4.20 per share, then, for the purposes of determining the exchange rate of the Series A Preferred Stock, the assumed per share value of the common stock will be adjusted upward from the $4.95 used to determine the 10.1 share exchange ratio, by an amount equal to the amount the value of our common stock exceeds $4.20 per share. For example, if the value of our common stock, as determined below, is $4.40 per share, each share of the Series A common stock would be exchanged for 9.7 shares of our preferred stock and 9.7 common stock purchase warrants.

     In addition, the exercise price for our warrants will be adjusted upward by the same amount. Therefore, if the value of our common stock, as determined below, is $4.40 per share, the exercise price for each warrant would be $5.70.

     Finally, the assumed valued used in determining how many shares of our common stock each holder of Series A Preferred Stock will receive in satisfaction of accrued and unpaid dividends will also be adjusted upward in the same manner as the exchange ratio of our common stock and the exercise price of our warrant. Therefore, if the trading price of our common stock as determined below is $4.40 per share, a shareholder would receive one share of common stock and one common stock purchase warrant for each $5.15 in accrued but unpaid dividends. The value of our common stock will be determined by taking the average closing price of our common stock on the Nasdaq National Market for the ten (10) trading days ending prior to the second business day preceding the expiration date of this exchange offer, as it may be extended from time to time. As of June 26, 2001, the average closing price for our common stock determined in this manner was $4.28. Beginning on the second day preceding the expiration date of the offer, you may call, toll free, 800-618-BANK to find out what the final adjustment to the exchange ratio will be.


     As of the date of this prospectus, 103,500 shares of Series A Preferred Stock are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date set forth on the cover page to all holders of Series A Preferred Stock at the addresses set forth in the security register we maintain. Our obligation to accept Series A Preferred Stock for exchange is subject to conditions set forth under "-- Conditions to the Exchange Offer" below.

     We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any Series A Preferred Stock, by mailing written notice of an extension to the holders of Series A Preferred Stock as described below. During any extension, all Series A Preferred Stock previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Series A Preferred Stock not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

     We will mail written notice of any extension, amendment, non-acceptance or termination to the holders of the Series A Preferred Stock as promptly as practicable. This notice will be mailed to the holders of record of the Series A Preferred Stock no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date or other event giving rise to the notice requirement.

BACKGROUND OF AND REASONS FOR THE EXCHANGE OFFER

     Due to losses incurred in 1999 and our significant expansion in 1998 and 1999, we failed to satisfy a federal minimum capital requirement and also failed to satisfy a requirement imposed on us by the New Jersey Department of Banking and Insurance that the bank maintain a leverage capital ratio of 6%. As part of an effort to recapitalize and return to profitability, we issued the Series A Preferred Stock in March of 2000 and paid the first required partial period dividend payment on the Series A Preferred Stock in April of 2000. However, due to continued losses in 2000, among other things, we entered into stipulations and agreements with our federal and state regulators which require, among other things, that we cease all dividend payments on any outstanding securities, including the Series A Preferred Stock. Due to this requirement, at March 31, 2001 there were $518 thousand of preferred stock dividends in arrears, or $5.00 per Series A Preferred Share.

     Because of our continued losses in 2000, it is likely we will be required to raise additional capital in the foreseeable future. Our Board believes it likely that it would be difficult for us to raise additional capital, particularly in the form of common stock, with an outstanding senior security on which we had dividends in arrears. The Board therefore elected to explore the concept of undertaking an exchange offer for the Series A Preferred Stock, under which the Series A Preferred Stock would be exchanged for shares of our common stock and then retired. The Board appointed a special committee to review the issue, to determine whether to undertake an exchange offer and to determine the terms of the exchange offer. The special committee determined that the exchange offer would be in our best interests by eliminating or substantially reducing the dividend arrearages and eliminating or substantially reducing the outstanding Series A Preferred Stock, thereby putting us in a better financial position to redeem the remaining outstanding preferred stock in the future, and reducing our dividend cost going forward.

     In determining the terms of the exchange offer, the special committee sought to balance the need to induce holders of the preferred stock to tender their shares by offering a discount to the conversion terms currently provided for under the preferred stock with the committee's desire to protect the interests of the common shareholders by setting a reasonably high value for the common stock. In settling on an assumed value of $4.95, the committee provided a discount of approximately 32% to the holders of Series A Preferred Stock compared to the existing terms of the preferred stock. However, at the same time, the committee set the value of the common stock at a premium of approximately 25% to the market price of approximately $4.00 at the time the terms of the transaction were finalized by the committee. In setting this premium to the common stock, the committee noted that the common stock had traded at below $4.00 per share for most of the first four months of the year. Since the committee's goal was to ensure broad acceptance of the offer by holders by the Series A Preferred Stock, the committee was concerned with the setting an assumed value which could be deemed excessive or not otherwise supported by the market by the holders of the Series A Preferred Stock. On balance, the committee believed that the approximately discount offered to holders of the Series A Preferred Stock and the approximately 25% premium over the recent trading price of the common stock would protect the rights of the common shareholders while inducing the preferred holders to tender into the offer.


COMPARISON OF THE RIGHTS OF OUR COMMON STOCK AND THE SERIES A PREFERRED STOCK.

     The terms of our common stock are governed by our certificate of incorporation and the Delaware General Corporation Law. The terms of the Series A Preferred Stock are governed by the certificate of designations which we have filed with the Secretary of State of Delaware. The following is a summary of the most material differences between our common stock and the Series A Preferred
Stock:

Voting Rights

     The Series A Preferred Stock does not have voting rights, except in certain limited circumstances provided for under Delaware law. Our common stock has voting rights on all matters required to be presented to the shareholders under the Delaware corporation law, including the election of directors (which must be approved by the majority of the votes cast at a duly convened meeting) and certain corporate transactions, such as a merger, consolidation or sale of all of the assets of the corporation. In addition, holders of our common stock are entitled to vote on certain benefit plans, such as the adoption of stock option plans.

Dividends

     The Series A Preferred Stock is entitled to a cumulative 10% dividend to be paid quarterly as, when and if declared by our Board of Directors. Until such time as all accrued dividends are paid the outstanding Series A Preferred Stock, no dividends may be paid on our common stock. Since dividends on the Series A Preferred Stock are cumulative, any dividends not declared and paid when due are not lost, but rather continue as an obligation of the company to pay to the holders of the Series A Preferred Stock. Holders of our common stock are entitled to dividends as when and if declared by our Board of Directors, subject to legal or regulatory restrictions on payment. Under the Delaware General Corporation Law, a corporation may not pay dividends if the payment would render the corporation insolvent. As a bank holding company, we are not generally permitted to pay dividends if the payment would reduce our capital level below these required under federal regulation. As discussed elsewhere in this prospectus, under our agreement with our regulators, we are not currently permitted to pay dividends on any of our outstanding securities.

Redemption Rights

     We may redeem the Series A Preferred Stock at any time and from time to time commencing in March 2002. In order to redeem the Series A Preferred Stock, we must pay the $50.00 stated value for each share of the stock plus the accrued and any unpaid dividends. We have no right to redeem our common stock. Subject to any regulatory restrictions, we may offer to repurchase shares of our common stock from time to time. However, due to the terms of our regulatory agreements, we are not currently permitted to repurchase or redeem any of our outstanding securities.

Payments Upon Liquidation

     Upon a liquidation, the Series A Preferred Stock is entitled to a preferred claim, ahead of our common stock, on our assets for an amount equal to $50.00 per share and all accrued and un-paid dividends. Upon a liquidation, our common stock will share rateably in all assets remaining after satisfaction of all prior claims, including those of our creditors.

PROCEDURES FOR TENDERING SERIES A PREFERRED STOCK

     To tender in the exchange offer, a preferred stockholder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or a facsimile, together with the Series A Preferred Stock and any other required documents, to us in our capacity as exchange agent. The exchange agent must receive these documents at the address set forth below prior to 5:00 p.m., New York City time on the expiration date.

     By executing a letter of transmittal, each holder will make to us the representations set forth below under the heading "-- Resale of New Shares."

     The tender by a holder and the acceptance by us will constitute an agreement between the holder and us in accordance with the terms subject to the conditions set forth in this prospectus and in the letter of transmittal.

     The method of delivery of Series A Preferred Stock and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, it is recommended that preferred holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the us, in our capacity as exchange agent, before the expiration date. Holders may request their brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

     Any beneficial owner whose Series A Preferred Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the shares of Series A Preferred Stock tendered:

     - are signed by the registered holder, unless the holder has completed the box entitled "special exchange instructions" or "special delivery instructions" on the letter of transmittal; or

     -    are tendered for the account of an eligible institution.

     In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "eligible institution").

     If a letter of transmittal is signed by a person other than the registered holder of any shares of Series A Preferred Stock listed on the letter of transmittal, the shares of Series A Preferred Stock must be endorsed or accompanied by a properly completed stock power, signed by the registered holder as the registered holder's name appears on the Series A Preferred Stock, with the signature guaranteed by an eligible institution.

     If a letter of transmittal or any Series A Preferred Stock or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or other acting in a fiduciary or representative capacity, the persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

     All questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered Series A Preferred Stock and withdrawal of tendered Series A Preferred Stock will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all shares of Series A Preferred Stock that are not properly tendered or any Series A Preferred Stock our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular shares of Series A Preferred Stock. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Series A Preferred Stock must be cured within the time period we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Series A Preferred Stock, none of us, or our agents or any other person will incur any liability for failure to give this notification. Tenders of Series A Preferred Stock will not be deemed to have been made until defects or irregularities have been cured or waived. Any shares of Series A Preferred Stock received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in letter of transmittal, as soon as practicable following the expiration date.

GUARANTEED DELIVERY PROCEDURE

     Holders who wish to tender their Series A Preferred Stock and (1) whose Series A Preferred Stock is not immediately available, (2) who cannot deliver their Series A Preferred Stock, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

     -    the tender is made through an eligible institution;

     - prior to the expiration date, we, as exchange agent, receive from the eligible institution a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery;

     -    setting forth the name and address of the holder;

     - setting forth the certificate number(s) of the shares of Series A Preferred Stock and the amount tendered, stating that the tender is being made; and

     - guaranteeing that, within three NEW YORK STOCK EXCHANGE trading days after the expiration date, the letter of transmittal or facsimile together with the certificate(s) representing the Series A Preferred Stock or a book-entry confirmation of the Series A Preferred Stock into the exchange agent's account at the book-entry transfer facility and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

     - a properly completed and executed letter of transmittal for facsimile, as well as the certificate(s) representing all tendered Series A Preferred Stock in proper form for transfer and all other documents required by the letter of transmittal, are received by the exchange agent within three NEW YORK STOCK EXCHANGE trading days after the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Series A Preferred Stock according to the guaranteed delivery procedures set forth above.

WITHDRAWALS OF TENDERS

     Except as otherwise provided in this prospectus, tenders of Series A Preferred Stock may be withdrawn at any time prior to 5:00 p.m., New York City time on the expiration date.

     To withdraw a tender of Series A Preferred Stock in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at the address set forth below prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

     - specify the name of the person having deposited the Series A Preferred Stock to be withdrawn (the "depositor");

     - identify the shares of Series A Preferred Stock to be withdrawn, including the certificates number(s) and number of shares of the Series A Preferred Stock;

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Series A Preferred Stock were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have transfer of the Series A Preferred Stock registered into the name of the person withdrawing the tender; and

     - specify the name in which any of the Series A Preferred Stock is to be registered, if different from that of the depositor.

     All questions as to the validity, form and eligibility, including time or receipt, of the notices will be determined by us. Our determination will be final and binding on all parties. Any Series A Preferred Stock so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no common stock or common stock purchase warrants will be issued in exchange unless the shares of Series A Preferred Stock so withdrawn are validly retendered. Any Series A Preferred Stock which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Series A Preferred Stock may be retendered by following one of the procedures described above under "-- Procedures for Tendering Series A Preferred Stock" at any time prior to the expiration date.

CONDITIONS TO THE EXCHANGE OFFER


     Notwithstanding any other terms of the exchange offer, we will not be required to accept for exchange, or exchange common stock or common stock purchase warrants for, any shares of Series A Preferred Stock, and may terminate the exchange offer prior to the expiration date if, in our reasonable judgment, the exchange offer would violate any law, statute, rule or regulation or an interpretation thereof of the Staff of the Commission. If we determine in our reasonable discretion that this condition is not satisfied, we may:


     - refuse to accept any Series A Preferred Stock and return all tendered Series A Preferred Stock to the tendering holders;

     - extend the exchange offer and retain all Series A Preferred Stock tendered prior to the expiration date, subject, however, to the rights of holders to withdraw the Series A Preferred Stock (see "-- Withdrawals of Tenders"); or

     - waive the unsatisfied conditions with respect to the exchange offer and accept all validly tendered Series A Preferred Stock which have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during that five to ten business-day period.

EXCHANGE AGENT

     We will as the exchange agent for the exchange offer of the Series A Preferred Stock. The executed letter of transmittal should be directed to us, as exchange agent, at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

         By mail or by hand:        Unity Bancorp, Inc.
                                    64 Old Highway 22
                                    Clinton, New Jersey 08809
                                    Attention: Corporate Secretary

         By Facsimile: (908) 730-8781

         Confirm Facsimile by Telephone: (908) 713-4304

     Delivery of a letter of transmittal to an address other than that for the exchange agent as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of a letter of transmittal.

FEES AND EXPENSES

     We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

TRANSFER TAXES

     Holders who tender their Series A Preferred Stock for exchange generally will not be obligated to pay any transfer tax in connection with the exchange. However, holders who instruct us to register common stock and common stock purchase warrants in the name of a person other than the registered tendering holders, or request that Series A Preferred Stock not tendered or not accepted in the exchange offer be returned to a person other than the registered tendering holder, will be responsible for the payment of any applicable transfer tax.

ACCOUNTING TREATMENT

     When convertible preferred stock is converted to common securities pursuant to an inducement offer, the fair value of all securities and other consideration (including warrants) transferred in the transaction to the holders of the convertible preferred stock over the fair value of securities issuable under the original conversion terms is subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. All costs of the exchange offer are to be expensed in the period incurred.

     According to the original terms of the Series A Preferred Stock, each share of Series A Preferred Stock is convertible at an assumed value of $7.25 per share of common (i.e., each Preferred share is convertible into 6.896 shares of our common stock). To induce the preferred holders to convert, the exchange ratio has been increased to an assumed value of $4.95, subject to adjustment as described elsewhere herein. As a result, the preferred holder will receive and additional 3.20 shares of common stock. In addition, the preferred holders will receive warrants, which have an estimated fair value or $0.54 per warrant based solely upon application of the Black-Scholes option valuation model. For accounting purposes, the total value of the additional shares and warrants issued will result in an additional dividend to the preferred holders. The amount of the dividend will increase the retained deficit and increase common stock by an equal amount.

     The cost of the exchange will reduce our total capital. Both the conversion of preferred to common and the payment of dividends will have no impact on total capital.

     Assuming 10.1 shares of common stock and 10.1 warrants are issued to holders of the Series A Preferred Stock, and assuming a market value of $4.20 for our common stock, the amount of the dividend for accounting purposes only, which will be subtracted from earnings available for common shares, will be approximately $1.9 million.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following is a summary of the material United States federal income tax consequences to the holders of shares of Series A Preferred Stock who, pursuant to the exchange described herein, exchange such shares for shares of common stock and the warrants. Unless otherwise stated, this summary deals only with shares of common stock and the warrants held as capital assets by persons who exchange shares of Series A Preferred Stock. It does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, foreign governments or with persons that hold shares of common stock, the warrants or Series A Preferred Stock as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to stockholders, partners or beneficiaries of a holder of shares of common stock or the warrants. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to persons holding shares of common stock or the warrants or to a holder's decision to exchange shares of Series A Preferred Stock for shares of common stock or the warrants. This summary is based on the Internal Revenue Code of 1986, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis.


     This summary is based upon an opinion of counsel we have received from Windels Marx Lane & Mittendorf, our counsel for the exchange offer. Because the extent to which the holders will participate in the exchange offer cannot be predicted, this discussion is qualified as to certain matters, as set forth below. Holders should also note that the Windels Marx opinion is not binding on the Internal Revenue Service or the courts and that we have not sought, and do not intend to seek, a ruling from the Service as to the United States federal income tax consequences of the exchange offer.


     ALL HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN EXCHANGE OF SHARES OF SERIES A PREFERRED STOCK FOR SHARES OF COMMON STOCK AND THE WARRANTS RECEIVED IN THE EXCHANGE OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

FEDERAL INCOME TAX TREATMENT OF THE EXCHANGE

     The exchange should be viewed for federal income tax purposes as a "recapitalization" within the meaning of Section 368(a)(1)(E) of the Code, and thus tax-free except as noted below.

     The result of this exchange may be to increase the interest of the holders of the Series A Preferred Stock in our earnings and profits. However, no taxable income will result from this increase, except as discussed below under the heading, "Federal Income Tax Treatment of Accrued But Unpaid Dividends." See, Treasury Regulation Section 1.305-5(d) Example 2. This exchange should be regarded as an isolated transaction that is not part of a plan to increase periodically the proportionate interest of any stockholder in the assets or earnings and profits of the Company.

     Gain, loss and tax basis, determined as described below, must be calculated separately for each block of Series A Preferred Stock (i.e., Series A Preferred Stock acquired at the same time in a single transaction) held by a holder.

     In addition, corporate holders should also refer to the discussion below entitled "Corporate Stockholders" for special rules concerning the taxation of dividends received by corporations.

     If the exchange is not treated as a "recapitalization" for United States federal income tax purposes, then the distribution of the common stock and warrants to the holders of the Series A Preferred Stock would be governed by Sections 301 and 305 of the Code. Section 305(b)(4) will treat the distribution as a taxable stock dividend. Pursuant to Section 301, a holder (i) will not recognize any loss on the exchange, and (ii) will recognize dividend income (rather than capital gain) in an amount equal to the fair market value of the common stock, to the extent of the holder's proportionate share of our current or accumulated earnings and profits, and (iii) will recognize gain to the extent that such fair market value exceeds the dividend income and the holder's adjusted basis. The following discussion assumes that the exchange will be treated as a recapitalization for federal income tax purposes.

EXCHANGE OF SERIES A PREFERRED STOCK FOR COMMON STOCK AND WARRANTS

     The exchange of Series A Preferred Stock for shares of common stock and warrants will not be a taxable exchange for United States federal income tax purposes, but nonetheless may be taxable to the limited extent discussed below under the heading, "Federal Income Tax Treatment of Accrued But Unpaid Dividends." The exchanging holder's tax basis in the shares of common stock and warrants received (except for shares in lieu of accrued dividends) in the exchange will equal such holder's basis in the Series A Preferred Stock surrendered and the holding period for such common stock and warrants will be the same as for the surrendered Series A Preferred Stock. The basis for shares received in lieu of accrued dividends will be the fair market value of the shares on the date of distribution.

     Though the gain from additional property, including securities received pursuant to an exchange offer must be recognized by a holder for tax purposes, rights to acquire securities, such as the warrants in this exchange offer, are treated as securities with no principal amount and therefore no gain must be recognized for federal income tax purposes upon receipt of the warrants.

FEDERAL INCOME TAX TREATMENT OF ACCRUED BUT UNPAID DIVIDENDS

     We intend to give holders that exchange shares of Series A Preferred Stock having accrued and unpaid dividends additional shares of common stock in full satisfaction of the accrued and unpaid dividends. Each holder receiving such shares of common stock will recognize dividend income in an amount equal to the amount of dividends in arrears with respect to the shares of Series A Preferred Stock tendered in the exchange offer. (Depending on the fair market value of the shares of the common stock, a lesser amount may be taxable. See, Treasury Regulation Sections 1.305-7(c) and 1.368-2(e)(5)).

SALE OF COMMON STOCK

     A holder that sells shares of common stock received in the exchange offer will recognize gain or loss equal to the difference between its adjusted tax basis in the shares of common stock sold and the amount realized on such sale. Generally, such gain or loss will be capital gain or loss. Whether the capital gain or loss is long-term will be determined by the holding period for such shares of common stock. A holder's adjusted tax basis in such shares of common stock and the holding period for such shares of common stock will be determined, in part by reference to the holder's basis and holding period in the Series A Preferred Stock exchanged for such shares of common stock. The same rules apply to the warrants. See "--Exchange of Series A Preferred Stock for common stock and warrants" above, for a specific description of the determination of basis and holding periods for shares of common stock and warrants received in the exchange offer.

     Shares of common stock purchased through the exercise of any warrants received will be taxed similarly upon the sale of such shares of common stock, with the holding period determined from the date of the exercise of the warrants.

                              PLAN OF DISTRIBUTION

     We will receive no proceeds in connection with the exchange offer.

     The Series A Preferred Stock was issued to a limited number of sophisticated investors without the participation of any underwriter or broker. The exchange offer is also being undertaken by us without the participation on our behalf of any underwriter or broker. Shares and warrants received directly by investors who are not our affiliates may be freely resold, although we do not expect to any market to develop for the warrants due to the limited number outstanding and the small number of holders. Shares of common stock and warrants received by our affiliates may be resold in compliance with the requirements of SEC Rule 144.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Those reports, proxy statements and other information may be obtained:

     - At the Public Reference Room of the Securities and Exchange Commission, Room 1024 -- Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the public reference facilities at the Securities and Exchange Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     - By writing to the Securities and Exchange Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

     - From the Internet site maintained by the Securities and Exchange Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities Exchange Commission.

     Some locations may charge prescribed or modest fees for copies.

                                  LEGAL MATTERS

     Certain legal matters relating to the issuance of the common stock and common stock purchase warrants will be passed upon for Unity Bancorp, Inc. by Windels Marx Lane & Mittendorf, LLP, New Brunswick, New Jersey.

                                     EXPERTS

     The consolidated financial statements of Unity Bancorp, Inc. as of December 31, 2000 and 1999, and for the years then ended, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, Independent Certified Public Accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements as of and for the year ended December 31, 1998 included in this prospectus and elsewhere in this Registration Statement on Form S-4 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                   PAGE
UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

         Consolidated Statements of Financial Condition as of March 31, 2001,
         December 31, 2000 And March 31, 2000 ................................................................     F-1

         Consolidated Statements of Operations for the three months ended March,
         31, 2001, December 31, 2000 and March 31, 2000 ......................................................     F-2

         Consolidated Statements of Changes in Shareholders' Equity for the
         three months ended March 31, 2001 and 2000 ..........................................................     F-3

         Consolidated Statements of Cash Flows for the three months ended March
         31, 2001 and March 31, 2000 .........................................................................     F-4

         Notes to Unaudited Consolidated Condensed Financial Statements (unaudited) ..........................     F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

         Independent Auditor's Report ........................................................................     F-7

         Report of Independent Public Accountants ............................................................     F-8

         Consolidated Balance Sheets as of December 31, 2000 and 1999.........................................     F-9

         Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998 ..........     F-10

         Consolidated Statements of Changes in Shareholders' Equity for the years ended
         December 31, 2000, 1999 and 1998  ...................................................................     F-11

         Consolidated Statements of Cash Flows for the years ended
         December 31, 2000, 1999 and 1998  ...................................................................     F-12

         Notes to Consolidated Financial Statements ..........................................................     F-13


                               UNITY BANCORP, INC
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


   (in thousands, except share amounts)                                  (UNAUDITED)          (AUDITED)         (UNAUDITED)
                                                                           03/31/01           12/31/00           03/31/00
                                                                           --------           --------           --------
   ASSETS
   Cash                                                                   $  16,027          $  13,740          $  19,464
   Fed funds sold                                                            36,500             31,500              3,500
   Securities - available for sale                                           53,497             37,809             39,510
   Securities - held to maturity                                             25,666             33,028             34,016
                                                                          ---------          ---------          ---------
           Total securities                                                  79,163             70,837             73,526

   SBA loans held for sale                                                    7,337              6,741              3,839
   SBA loans                                                                 26,251             23,436             14,383
   Commercial loans                                                          85,971             88,375            104,210
   Mortgage loans                                                            76,026             76,924             75,909
   Consumer loans                                                            28,363             30,664             88,728
                                                                          ---------          ---------          ---------
           Total loans                                                      223,948            226,140            287,069
   Allowance for loan losses                                                  2,550              2,558              2,387
                                                                          ---------          ---------          ---------
           Net loans                                                        221,398            223,582            284,682
   Premises and equipment, net                                                9,174              9,380             11,906
   Accrued interest receivable                                                2,810              2,836              3,314
   Other assets                                                               1,972              4,128             13,323
                                                                          ---------          ---------          ---------
           Total assets                                                   $ 367,044          $ 356,003          $ 409,715
                                                                          =========          =========          =========

   LIABILITIES AND SHAREHOLDERS' EQUITY
   Liabilities:
   Deposits
     Non-interest bearing                                                 $  53,046          $  53,108          $  58,613
     Interest bearing                                                       107,039            106,263            115,716
     Savings deposits                                                        31,115             30,634             36,697
     Time deposits                                                           98,776             95,111             95,038
     Time, $100,000 and over                                                 41,112             35,202             71,275
                                                                          ---------          ---------          ---------
           Total deposits                                                   331,088            320,318            377,339
   Other debt                                                                12,915             12,899              3,876
   Accrued interest payable                                                     885                667              1,046
   Accrued expense and other liabilities                                        476                805              1,849
                                                                          ---------          ---------          ---------
           Total liabilities                                              $ 345,364          $ 334,689          $ 384,110
                                                                          =========          =========          =========

   Commitments and contingencies
   Shareholders' equity
     Preferred stock, class A, 10%, cumulative and convertible
        103,500 shares authorized, issued and outstanding                     4,929              4,929              4,929
     Common stock, no par value, 7,500,000 shares authorized                 26,234             26,234             26,224
     Treasury stock, at cost, 156,860 shares                                 (1,762)            (1,762)            (1,762)
     Retained deficit                                                        (7,665)            (7,793)            (2,897)
     Accumulated other comprehensive loss                                       (56)              (294)              (889)
                                                                          ---------          ---------          ---------
   Total Shareholders' Equity                                             $  21,680          $  21,314          $  25,605
                                                                          ---------          ---------          ---------
   Total Liabilities and Shareholders' Equity                             $ 367,044          $ 356,003          $ 409,715
                                                                          =========          =========          =========

   Issued common shares                                                   3,863,568          3,863,568          3,861,568
   Outstanding common shares                                              3,706,708          3,706,708          3,704,708



See accompanying notes to the consolidated financial statements.

                               UNITY BANCORP, INC
                      CONSOLIDATED STATEMENTS OF OPERATIONS



    FOR THE QUARTERS ENDED:                                              (unaudited)         (audited)         (unaudited)
    (in thousands, except share and share amounts)                         03/31/01           12/31/00          03/31/00
                                                                         ------------       ------------      -------------
    Interest income:
       Fed funds sold and interest on deposits                            $     454          $     899          $      10
       Securities - AFS                                                         657                677                650
       Securities - HTM                                                         473                492                513
                                                                          ---------          ---------          ---------
         Total securities interest income                                     1,130              1,169              1,163
       SBA loans                                                                851                793                442
       Commercial loans                                                       1,885              2,079              2,250
       Mortgage loans                                                         1,139              1,158              1,436
       Consumer loans                                                           557                793              1,800
                                                                          ---------          ---------          ---------
         Total loan interest income                                           4,432              4,823              5,928
                                                                          ---------          ---------          ---------
    Total interest income                                                     6,016              6,891              7,101
    Interest expense:
       Interest bearing demand deposits                                         973              1,291              1,140
       Savings deposits                                                         178                164                229
       Time deposits                                                          2,007              2,448              2,272
                                                                          ---------          ---------          ---------
         Total deposit interest expense                                       3,158              3,903              3,641
       Borrowings                                                               195                 34                584
                                                                          ---------          ---------          ---------
    Total interest expense                                                    3,353              3,937              4,225
    Net interest income                                                       2,663              2,954              2,876
                                                                          ---------          ---------          ---------
    Provision for loan losses                                                   150                290                246
                                                                          ---------          ---------          ---------
    Net interest income after provision for loan losses                       2,513              2,664              2,630
    Non-interest Income:
       Deposit service charges                                                  327                326                268
       Loan and servicing fees                                                  291                307                266
       Gain (loss) on loan sales                                                402                144               (133)
       Net security gains (losses)                                               34                 (2)                 1
       Other income                                                             107              3,356                142
                                                                          ---------          ---------          ---------
    Total non-interest income                                                 1,161              4,131                544
    Non-interest expense:
       Compensation and benefits                                              1,628              2,014              2,301
       Occupancy                                                                413                286                684
       Processing and communications                                            482                598                594
       Furniture and equipment                                                  263                554                 63
       Professional fees                                                        207                506                288
       Deposit insurance                                                        224                109                 47
       Loan servicing costs                                                      75                304                327
       Other expenses                                                           248              1,283                595
                                                                          ---------          ---------          ---------
    Total non-interest expense                                                3,540              5,654              4,899
                                                                          ---------          ---------          ---------
    Net income (loss) before provision (benefit) for income taxes         $     134          $   1,141          $  (1,725)
    Provision (benefit) for income taxes                                          6              2,478               (709)
                                                                          ---------          ---------          ---------
    Net income (loss)                                                     $     128          $  (1,337)         $  (1,016)
                                                                          =========          =========          =========
    Preferred stock dividends - paid and unpaid                                 129                125                 25
                                                                          ---------          ---------          ---------
    Net loss to common shareholders                                       $      (1)         $  (1,462)         $  (1,041)
                                                                          =========          =========          =========

    Net loss per common share - Basic and diluted                         $   (0.00)         $   (0.40)         $   (0.27)
    Weighted average shares outstanding - Basic and diluted               3,706,708          3,706,708          3,704,708



See accompanying notes to the consolidated financial statements.

                               UNITY BANCORP, INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

                                                ------------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                                                           Other           Total
                                                  Preferred    Common      Treasury        Retained    Comprehensive   Shareholders'
(In thousands except share amounts)                 Stock       Stock        Stock         Earnings       (Loss)          Equity
                                                ------------------------------------------------------------------------------------
Balance, December 31, 1999                         $   --      $26,224    $ (1,762)        $(1,856)       $  (814)       $  21,792
                                                ------------------------------------------------------------------------------------
Comprehensive loss:
Net Loss                                                                                    (1,016)                         (1,016)
Unrealized   holding   loss  on   securities
  arising during the period, net of tax $46                                                                   (75)             (75)
                                                                                                                       -------------
Total comprehensive loss                                                                                                    (1,091)
                                                                                                                       -------------
Preferred stock dividends paid                                                                 (25)                            (25)
Issuance of preferred stock                         4,929                                                                    4,929
                                                ------------------------------------------------------------------------------------
Balance, March 31, 2000                            $4,929       $26,224   $ (1,762)        $(2,897)       $  (889)       $  25,605
                                                ------------------------------------------------------------------------------------
Balance, December 31, 2000                         $4,929       $26,234   $ (1,762)        $(7,793)       $  (294)       $  21,314
Comprehensive income:
Net Income                                                                                     128                             128
Unrealized   holding   gain  on   securities
  arising during the period, net of tax $146                                                                  238              238
                                                                                                                       -------------
Total comprehensive income                                                                                                     366
                                                ------------------------------------------------------------------------------------
Balance, March 31, 2001                            $4,929      $ 26,234   $ (1,762)        $(7,665)       $   (56)       $  21,680
                                                ====================================================================================

See accompanying notes to the consolidated financial statements.

                               UNITY BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                   ----------------------------
                                                                                     For the three months ended
                                                                                              March 31,
                                                                                   ----------------------------
     (In thousands, except per share amounts)                                          2001              2000
                                                                                   ----------------------------
Operating activities:
   Net income (loss)                                                               $    128          $ (1,016)
   Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities
     Provision for loan losses                                                          150               246
     Depreciation and amortization                                                      240               314
     Net gain on sale of securities                                                     (34)               (1)
     (Gain) loss on sale of loans                                                      (402)              133
     (Gain) loss on sale of fixed assets                                                 (2)                8
     Gain on sale of OREO                                                                --               (42)
     Net change in other assets and liabilities                                       2,056              (224)
                                                                                   ----------------------------
          Net cash provided by (used in) operating activities                         2,136              (582)
                                                                                   ============================
Investing activities:
   Purchases of securities held to maturity                                          (1,012)               --
   Purchases of securities available for sale                                       (19,337)               (45)
   Maturities and principal payments on securities held to maturity                   8,374               234
   Maturities and principal payments on securities available for sale                 3,618               487
   Proceeds from sale of securities available for sale                                  302                28
   Proceeds from sale of loans, net                                                   7,526            40,607
   Net increase in loans                                                             (5,090)           (5,309)
   Net increase in Federal funds sold                                                (5,000)           (3,500)
   Increase in capital expenditures                                                      (4)              (89)
   Proceeds from sale of OREO property                                                   --               789
   Proceeds from sale of assets                                                         (12)               18
                                                                                   ----------------------------
          Net cash (used in)  provide by investing activities                       (10,635)            33,220
                                                                                   ============================
Financing activities:
   Increase in deposits                                                              10,770            19,801
   Increase (decrease) in borrowings                                                     16           (53,000)
   Proceeds from preferred stock offering, net                                           --             4,929
   Dividends on preferred stock                                                          --               (25)
                                                                                   ----------------------------
          Net cash provided by (used in) financing activities                        10,786           (28,295)
                                                                                   ----------------------------
Increase in cash                                                                      2,287             4,343
                                                                                   ----------------------------
Cash at beginning of year                                                            13,740            15,121
                                                                                   ----------------------------
Cash at end of period                                                               $16,027           $19,464
                                                                                   ----------------------------
   Supplemental disclosures:
   Cash:
          Interest paid                                                             $ 3,142           $ 4,378
   Non-Cash investing activities:
          Transfer of loan to Other Real Estate Owned                                   140                --
                                                                                   ============================


See accompanying notes to the consolidated financial statements.

                               UNITY BANCORP, INC.
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 MARCH 31, 2001

 NOTE 1. ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiary, Unity Bank (the "Bank", or when consolidated with the Parent Company, the "Company"), and reflect all adjustments and disclosures which are, in the opinion of management, necessary for a fair presentation of interim results. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior years' amounts to conform to the current year presentation. The financial information has been prepared in accordance with generally accepted accounting principles and has not been audited. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Estimates that are particularly susceptible to significant changes related to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market. The interim unaudited consolidated financial statements included herein have been prepared in accordance with instructions for Form 10-Q and the rules and regulations of the Securities and Exchange Commission ("SEC"). The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results, which may be expected for the entire year. As used in this Form 10-Q, "we" and "us" and "our" refer to Unity Bancorp Inc and its consolidated subsidiary, Unity Bank, depending on the context. Interim financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2000, included in the Company's annual report on Form 10-KSB.

NOTE 2. LITIGATION

     The Company may, in the ordinary course of business become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. The company does not believe that any existing legal claims or proceedings will have a material impact on the Company's financial position, although they could have a material impact on the Company's results of operations.

     During August, 2000, Mr. Robert J. Van Volkenburgh, our former Chairman of the Board and Chief Executive Officer, resigned from his positions with us. In February, 2001, Mr. Van Volkenburgh filed a complaint in the Superior Court of New Jersey alleging breach of certain employment agreements. We intend to vigorously defend ourselves from any claims for payment under these agreements. We believe we have strong defenses to the claims made by Mr. Van Volkenburgh and he is not likely to succeed in this regard. No discovery has taken place. Our position is based upon what we know as of the date of this prospectus, and we may change our opinion based on future developments.

NOTE 3. CAPITAL

     A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets, and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent. In addition to the risk-based guidelines, regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 4 percent. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

     The Company and the Bank entered into stipulations and agreements with each of their respective regulators on July 18, 2000 because of losses and failure to meet minimum federal risk-based capital requirements and the New Jersey Department of Banking and Insurance's required 6.0 percent leverage ratio, required in connection with the Bank's 1999 branch expansion.

     In accordance with the capital plan, in 2000, the Company raised a net $4.9 million of a newly created class of preferred stock, without Securities and Exchange Commission registration, and reduced its financial assets through sales of loan and deposit portfolios. The Company and the Bank have met the federal minimum risk-based capital requirements since the March 2000 preferred stock offering. The Bank has until December 2001 to achieve the 6.0 percent Tier 1 leverage ratio required by the New Jersey Department of Banking and Insurance. Both the Company and the Bank believe that they are in compliance with all other provisions of the agreements. As of March 31, 2001, the Company has $518 of dividends in arrears on its preferred stock.

NOTE 3. EARNINGS PER SHARE

     The following is a reconciliation of the calculation of basic and dilutive
(loss) earnings per share.

                                                                  ---------------------------------------
                                                                                  WEIGHTED         LOSS
          (In thousands, except share data amount)s                  NET           AVERAGE         PER
  For the quarter-ended March 31, 2000                               LOSS          SHARES         SHARE
                                                                  ---------------------------------------
     Basic loss per share -
          Loss to common shareholders                              $(1,016)       3,704,708       $(0.27)
     Effect of dilutive securities- stock options, and
       convertible preferred stock                                       --              --            --
     Diluted loss per share - Loss to common                      ---------------------------------------
       shareholders plus assumed conversions                       $(1,016)       3,704,708       $(0.27)
                                                                  =======================================
  For the quarter ended March 31, 2001
     Basic loss per share -
          Loss to common shareholders                                  $(1)       3,706,708       $(0.00)
     Effect of dilutive securities- stock options, and
       convertible preferred stock                                       --              --            --
     Diluted loss per share - Loss to common                      ---------------------------------------
       shareholders plus assumed conversions                       $    (1)       3,706,708       $(0.00)
                                                                  =======================================


NOTE 4. RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, and Amendment to FASB Statement No. 133". Statement No. 138 amends certain aspects of Statement No. 133 to simplify the accounting for derivatives and hedges under Statement No. 133. Statement No. 138 is effective upon the company's adoption of Statement. No. 133 (January 1, 2001). The adoption of Statements No. 133 and 138 did not have a material impact on the Company's financial statements.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of FASB Statement 125)." SFAS No. 140 supersedes and replaces the guidance in SFAS No. 125 and, accordingly, provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans and securities; factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations; and extinguishment of liabilities. The provisions of SFAS No. 140 are effective for transactions entered into after March 31, 2001, companies with calendar year fiscal year ends that hold beneficial interest from previous securizations were required to make additional disclosures in their December 31, 2000 financial statements. The adoption of SFAS No. 140 did not have a material impact on the Company's financial statements.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Unity Bancorp, Inc:

     We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiary as of December 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                  /s/ KPMG LLP

Short Hills, New Jersey
February 28, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Unity Bancorp, Inc.:

We have audited the accompanying consolidated statement of income, changes in shareholders' equity, and cash flows of Unity Bancorp, Inc. (a Delaware corporation) and subsidiary for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Unity Bancorp, Inc. and subsidiary for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                             /s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 22, 1999

                               UNITY BANCORP, INC.
                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                       --------------------------
DECEMBER 31,                                                             2000               1999
                                                                       --------------------------
ASSETS
Cash and due from banks                                                $ 13,740           $ 15,121
Federal funds sold                                                       31,500                  0
Securities:
   Available for sale                                                    37,809             40,099
   Held to maturity, (fair value of $32,153 and $32,270)                 33,028             34,250
                                                                       ---------------------------
           Total securities                                              70,837             74,349
                                                                       ---------------------------
Loans held for sale - SBA loans                                           6,741              3,745
Loans held for sale - ARM loans                                               0             36,362
Loans held to maturity                                                  219,399            282,425
                                                                       ---------------------------
           Total loans                                                  226,140            322,532
     Less: Allowance for loan losses                                      2,558              2,173
                                                                       ---------------------------
           Net loans                                                    223,582            320,359
                                                                       ---------------------------
Premises and equipment, net                                               9,380             12,370
Accrued interest receivable                                               2,836              2,862
Other assets                                                              4,128             13,908
                                                                       ---------------------------
           Total Assets                                                $356,003           $438,969
                                                                       ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY:
Liabilities:
   Deposits
     Non-interest bearing demand deposits                              $ 53,108           $ 65,079
     Interest bearing demand and saving deposits                        136,896            142,253
     Certificates of deposit, under $100,000                             95,112             79,104
      Certificates of deposit, $100,000 and over                         35,202             71,102
                                                                       ---------------------------
           Total Deposits                                               320,318            357,538
                                                                       ---------------------------
     Borrowed funds                                                      10,000             53,000
     Obligation under capital leases                                      2,899              4,096
     Accrued interest payable                                               667              1,199
     Accrued expenses and other liabilities                                 805              1,344
                                                                       ---------------------------
           Total liabilities                                            334,689            417,177
                                                                       ---------------------------
Commitments and contingencies
Shareholders' Equity:
   Preferred stock class A, 10% cumulative and convertible,
     103,500 shares issued and outstanding                                4,929                  0
   Common stock, no par value, 7,500,000 shares authorized,
     3,863,568 shares issued and 3,706,708 outstanding in 2000;
     3,861,568 shares issued and 3,704,708 outstanding in 1999           26,234             26,224
   Treasury stock, at cost, 156,860 shares                               (1,762)            (1,762)
   Retained deficit                                                      (7,793)            (1,856)
   Accumulated other comprehensive loss, net of tax benefit                (294)              (814)
                                                                       ---------------------------
           Total shareholders' equity                                    21,314             21,792
                                                                       ---------------------------
   Total Liabilities and Shareholders' Equity                          $356,003           $438,969
                                                                       ===========================



     The accompanying notes to consolidated financial statements are an integral part of these statements.

                               UNITY BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (in thousands, except share and share amounts)

                                                                    -----------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                         2000           1999           1998
                                                                    -----------------------------------------
Interest Income:
   Interest on loans                                                $    22,132    $    19,067    $    13,355
   Interest on securities                                                 4,630          4,107          3,487
   Interest on Federal funds sold                                         1,255            514            638
                                                                    -----------------------------------------
     Total interest income                                               28,017         23,688         17,480

Interest expense on deposits                                             15,586         11,497          7,142
Interest expense on borrowings                                              736          1,241             23
                                                                    -----------------------------------------
     Total interest expense                                              16,322         12,738          7,165
                                                                    -----------------------------------------
     Net interest income                                                 11,695         10,950         10,315

Provision for loan losses                                                   716          1,743            804
                                                                    -----------------------------------------
     Net interest income after provision for loan losses                 10,979          9,207          9,511

Non-interest income:
   Service charges on deposit accounts                                    1,174            778            901
   Gain on sale of loans, net                                             1,182          3,063          2,394
   Net gain on sale of securities                                             3            193            255
   Other income                                                           5,307          1,572            857
                                                                    -----------------------------------------
     Total non-interest income                                            7,666          5,606          4,407

Non-interest expense:
   Salaries and employee benefits                                         9,198          8,710          4,743
   Occupancy expense                                                      2,230          2,383          1,037
   Other operating expenses                                              12,290          9,485          4,719
                                                                    -----------------------------------------
     Total non-interest expense                                          23,718         20,578         10,499
                                                                    -----------------------------------------
     (Loss) Earnings before provision (benefit) for income taxes         (5,073)        (5,765)         3,419

Provision (benefit) for income taxes                                        839         (2,387)         1,282
                                                                    -----------------------------------------
     Net (loss) earnings                                            $    (5,912)   $    (3,378)   $     2,137
                                                                    =========================================
Preferred stock dividends - paid and unpaid                                 413              0              0
                                                                    -----------------------------------------
     Net (loss) earnings to common shareholders                     $    (6,325)   $    (3,378)   $     2,137
                                                                    =========================================

(Loss) Earnings per Share - Basic                                   $     (1.71)   $     (0.91)   $      0.67

(Loss) Earnings per Share - Diluted                                 $     (1.71)   $     (0.91)   $      0.64

Weighted Average Common Shares Outstanding - Basic                    3,706,047      3,723,448      3,198,813

Weighted Average Common Shares Outstanding -  Diluted                 3,706,047      3,723,448      3,358,844
                                                                    -----------------------------------------


     The accompanying notes to consolidated financial statements are an integral part of these statements.

                               UNITY BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    (in thousands, except per share amounts)


                                            ---------------------------------------------------------------------------------
                                                                                              ACCUMULATED
                                                                    RETAINED                     OTHER             TOTAL
                                            COMMON     PREFERRED    EARNINGS     TREASURY     COMPREHENSIVE     SHAREHOLDERS'
                                            ---------------------------------------------------------------------------------
Balance, December 31, 1997                  $17,127      $    0     $ 2,901       $   0           $ (38)          $19,990
                                            =======      ======     =======       ======          =====           =======
Comprehensive income:
Net Income                                                            2,137                                         2,137
Cumulative effect of implementation of
   FASB 133 on unrealized gain on
   securities  available  for sale,  net                                                             71                71
of taxes
Unrealized holding loss on
   securities arising during the
   period, net of tax of $101                                                                      (165)             (165)
                                                                                                                    -----
Total comprehensive income                                                                                          2,043
Common stock - cash dividends:                                                                                      -----
$0.20 per share                                                        (504)                                         (504)
Issuance of common stock
  Warrant conversion                          5,649                                                                 5,649
  Dividend reinvestment plan                    (10)                                 195                              185
  Grants and option, 17,701 shares              380                                  268                              648
Purchase of treasury stock, 97,700 shares                                         (1,665)                          (1,665)
                                            -----------------------------------------------------------------------------
Balance, December 31, 1998                  $23,146      $    0     $ 4,534      $(1,202)         $(132)          $26,346
                                            =============================================================================
Comprehensive loss:
Net Loss                                                             (3,378)                                       (3,378)
Unrealized holding loss on
   securities arising during the
   period, net of tax of $418                                                                      (682)             (682)
                                                                                                                    -----
Total comprehensive loss                                                                                           (4,060)
                                                                                                                    -----
Common stock - cash dividends:
$0.24 per share                                                        (854)                                         (854)
Common stock - stock dividend                 2,158                  (2,158)
Issuance of common stock
  CMA acquisition, 102,459 shares             1,100                                                                 1,100
  Warrants and Grants, 26,752 shares           (180)                                 423                              243
Purchase of treasury stock, 92,700 shares                                           (983)                            (983)
                                            -----------------------------------------------------------------------------
Balance, December 31, 1999                  $26,224      $    0     $(1,856)     $(1,762)         $(814)          $21,792
                                            =============================================================================
Comprehensive loss:
Net Loss                                                             (5,912)                                       (5,912)
Unrealized holding gain on
   securities arising during the
   Period, net of tax of $319                                                                        520              520
                                                                                                                    -----
Total comprehensive loss                                                                                           (5,392)
                                                                                                                    -----
Preferred stock dividends paid                                          (25)                                          (25)
Issuance of common stock:
  2,000 shares                                   10                                                                    10
Issuance of preferred stock                               4,929                                                     4,929
                                            -----------------------------------------------------------------------------
Balance, December 31, 2000                  $26,234      $4,929     $(7,793)     $(1,762)         $(294)          $21,314
                                            =============================================================================


     The accompanying notes to consolidated financial statements are an integral part of these statements.


                               UNITY BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                     ---------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                                        2000        1999        1998
----------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net (loss) earnings                                                               $ (5,912)   $ (3,378)     $ 2,137
   Adjustments  to  reconcile  net (loss)  earnings to net cash used in  operating activities
     Write-off of intangible                                                            3,208           0           0
     Provision for loan losses                                                            716       1,743         804
     Depreciation, amortization, and accretion, net                                     1,639       1,590         447
     Deferred tax provision (benefit)                                                     839         496        (262)
     Net gain on sale of securities                                                        (3)       (193)       (255)
     Gain on sale of loans                                                             (1,182)     (3,063)     (2,394)
     Gain on sale of deposits                                                          (3,477)          0           0
     Stock grants                                                                          10         286         268
     Loss on sale of furniture, fixtures & equipment                                      205           0           0
     Write-down and gain on sale of other real estate owned                               112           0           0
     Decrease (Increase) in accrued interest receivable and other assets                2,192      (5,451)     (1,672)
     (Decrease) increase in accrued interest payable,  accrued expenses, and other
       liabilities                                                                     (1,071)      1,441          28
----------------------------------------------------------------------------------------------------------------------
     Net cash used in operating activities                                             (2,724)     (6,529)       (899)
----------------------------------------------------------------------------------------------------------------------
Investing activities:
   Purchases of securities held to maturity                                                 0     (17,494)    (14,064)
   Purchases of securities available for sale                                            (145)    (39,596)    (86,763)
   Maturities and principal payments on securities held to maturity                     1,222       2,683      18,523
   Maturities and principal payments on securities available for sale                   2,449       5,175      56,596
   Proceeds from sale of securities available for sale                                    509      14,899      26,243
   Purchases of loans                                                                       0     (56,070)          0
   Proceeds from sale of loans                                                        112,944      27,343      20,626
   Net increase in loans                                                              (15,701)   (126,523)    (51,149)
   Redemption (purchase) of bank owned life insurance                                   2,203       3,895      (6,000)
   Capital expenditures                                                                  (825)     (5,291)     (1,733)
   CMA acquisition                                                                          0      (1,700)          0
   Proceeds from sale of ORE property                                                   1,251           0           0
   Proceeds from sale of FF&E                                                             775           0           0
----------------------------------------------------------------------------------------------------------------------
     Net cash provided (used) in investing activities                                 104,682    (192,679)    (37,721)
----------------------------------------------------------------------------------------------------------------------
Financing activities:
   Increase in deposits                                                                10,821     130,678      34,446
   Sale of deposits                                                                   (44,564)          0           0
   (Decrease) increase in borrowings                                                  (43,000)     53,000           0
   Proceeds from issuance of preferred stock, net                                       4,929           0           0
   Proceeds from issuance of common stock, net                                              0           0       6,019
   Treasury stock purchases                                                                 0        (983)     (1,665)
   Treasury stock DRIP dividends                                                            0           0         195
   Cash dividends on preferred stock                                                      (25)          0           0
   Cash dividends on common stock                                                           0        (854)       (504)
----------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities                              (71,839)    181,841      38,491
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                       30,119     (17,367)       (129)
Cash and cash equivalents at beginning of year                                         15,121      32,488      32,617
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                           $ 45,240    $ 15,121    $ 32,488
----------------------------------------------------------------------------------------------------------------------
Supplemental disclosures:
   Cash paid:
      Interest paid                                                                  $ 16,854    $ 11,947     $ 7,250
      Income taxes (received) paid                                                       (143)        775       1,476
  Non-cash investing activities:
    Transfer to other real estate owned from loans                                        299         759           0
----------------------------------------------------------------------------------------------------------------------


   The accompanying notes to consolidated financial statements are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OVERVIEW

     The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiary, Unity Bank (the "Bank", or when consolidated with the Parent Company, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     The Parent Company is a bank holding company incorporated in Delaware under the Bank Holding Company Act of 1956, as amended. The Bank was granted a charter by the New Jersey Department of Banking and Insurance and commenced operations on September 13, 1991. The Bank provides a full range of commercial and retail banking services through 12 branch offices located in Hunterdon, Somerset, Middlesex, and Union counties in New Jersey. These services include the acceptance of demand, savings, and time deposits; extension of consumer, real estate, Small Business Administration and other commercial credits, as well as personal investment advisory services through the Bank's wholly-owned subsidiary, Unity Financial Services, Inc. Unity Investment Services, Inc. is also a wholly-owned subsidiary of the Bank, used to hold part of the Bank's investment portfolio. In the fourth quarter of 2000, the Bank discontinued the operations of Certified Mortgage Associates, Inc ("CMA"), which it had acquired in the first quarter of 1999 and accounted for under the purchase method of accounting.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax assets, the carrying of loans held for sale and other real estate owned, and the fair value disclosures of financial instruments. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold.

SECURITIES

     The Company classifies its securities into two categories, held to maturity and available for sale. Securities are classified as securities held to maturity based on management's intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts using a method that approximates a level yield. Securities not classified as securities held to maturity are classified as securities available for sale and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, or for asset/liability management purposes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of operations on the date of sale.

LOANS HELD TO MATURITY AND LOANS HELD FOR SALE

     Loans held to maturity are stated at the unpaid principal balance, net of unearned discounts and net deferred loan origination fees and costs. Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment of the loan yield.

     Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, interest accruals are discontinued and all past due interest previously recognized as income is reversed and charged against current period earnings. Loans are returned to an accrual status when collectibility is reasonably assured and when the loan is brought current as to principal and interest.

     The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company has defined impaired loans to be all non-accrual loans. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

     Loans held for sale are SBA loans, and for 1999, certain ARM loans, and are reflected at the lower of aggregate cost or market value.

     The Company originates loans to customers under a SBA program that generally provides for SBA guarantees of 75% to 85% of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the servicing. The non-guaranteed portion is generally held in the portfolio.

     Serviced loans sold to others are not included in the accompanying consolidated balance sheets. Income and fees collected for loan servicing are credited to non-interest income when earned.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date. The allowance is increased by provisions charged to expense and is reduced by net charge-offs. The level of the allowance is based on management's evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company's market area.

     Credit reviews of the loan portfolio, designed to identify potential charges to the allowance are made during the year by management. A risk rating system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses. These agencies may require the Company to make additional provisions based on their judgments about information available to them at the time of their examination.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, ranging from one to twenty years. Capitalized leases on certain branches are included in premises and equipment and are amortized over the lease life.

OTHER REAL ESTATE OWNED

     Other real estate owned is recorded at the fair value less estimated selling costs (net realizable value "NRV") at the date of acquisition, with a charge to the allowance for loan losses for any excess over NRV. Subsequently, other real estate owned is carried at the lower of cost or NRV, as determined by current appraisals. Certain costs incurred in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

AMORTIZATION OF INTANGIBLE ASSETS

     The Company recorded $3.9 million of intangible assets, associated with the 1999 acquisition of Certified Mortgage Associates, Inc., (CMA). In 2000, CMA's operations were discontinued and as a result, the intangible asset, net of accumulated amortization, was written-off. As of December 31,2000, the Company has no intangible assets.

INCOME TAXES

     The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Valuation reserves are established against certain deferred tax assets when the collectibility of the deferred tax assets cannot be reasonably assured. Increases or decreases in the valuation reserve are charged or credited to income tax provision (benefit).

(LOSS) EARNINGS PER COMMON SHARE

     Basic (loss) earnings per common share is computed by dividing the net
(loss) earnings to common shareholders for the period by the weighted average number of common shares outstanding for the period. Diluted (loss) earnings per common share is computed by dividing net (loss) earnings to common shareholders for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, under the treasury stock method. In periods where there is a net loss, diluted loss per common share equals basic loss per common share as inclusion of options and warrants outstanding would cause an anti-dilutive effect.

     The conversion of the 10% cumulative preferred stock into common stock will be considered dilutive and included in the calculation of diluted earnings per share under the treasury stock when the Company's quarterly basic earnings per share are in excess of $0.18.

COMPREHENSIVE (LOSS) EARNINGS

     Comprehensive (loss) earnings consists of net (loss) earnings for the current period and the change in unrealized (loss) gain on securities available for sale, net of tax that was reported as a component of shareholders' equity.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". The interpretation clarifies certain issues with respect to the application of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB Opinion No. 25). The interpretation results in a number of changes in the application of APB Opinion No. 25 including the accounting for modifications to equity awards as well as extending APB Opinion No. 25 accounting treatment to options granted to outside directors for their services as directors. The provisions of the interpretation were effective July 1, 2000 and apply prospectively, except for certain modifications to equity awards made after December 15, 1998. The initial adoption of the interpretation did not have a significant impact on the Company's financial statements.

     In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to FASB Statement No. 133". Statement No. 138 amends certain aspects of Statement No. 133 to simplify the accounting for derivatives and hedges under Statement No. 133. Statement No 138 is effective upon the company's adoption of Statement No. 133 (January 1, 2001). The initial adoption of Statements No. 133 and 138 did not have a material impact on the Company's financial statements.

     In September 2000, the FASB issued SFAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of FASB Statement 125)." SFAS No. 140 supersedes and replaces the guidance in SFAS No. 125 and, accordingly, provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans and securities; factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations; and extinguishment of liabilities. While most of the provisions of SFAS No.140 are effective for transactions entered into after March 31, 2001, companies with fiscal year ends that hold beneficial interest from previous securizations will be required to make additional disclosures in their December 31, 2000 financial statements. The initial adoption of SFAS No. 140 is not expected to have a material impact on the Company's financial statements.

2. SECURITIES

     Information on the Company's securities portfolio at December 31, 2000 and 1999 is as follows:

                                    --------------------------------------------------------------------------------------------
                                                      2000                                     1999
   (In thousands)                                 Gross       Gross    Estimated                 Gross        Gross    Estimated
                                    Amortized  Unrealized  Unrealized    Fair      Amortized   Unrealized   Unrealized   Fair
                                      Cost        Gains      Losses      Value       Cost        Gains       Losses      Value
   AVAILABLE FOR SALE:              --------------------------------------------------------------------------------------------

   US Treasury                        $ 7,097       $ 0      $ (22)     $ 7,075     $ 6,988         $0     $   (91)    $ 6,897
   US Government Agencies               9,067        24        (39)       9,052       9,742          0        (260)      9,482
   Mortgage-backed                     17,912         5       (275)      17,642      19,808          0        (718)     19,090
   States & political                       0         0          0            0         655          2           0         657
   Federal Home Loan Bank stock         2,720         0          0        2,720       2,675          0           0       2,675
   Corporate debt                         964         0        (56)         908         964          0         (42)        922
   Equity                                 523         0       (111)         412         580          0        (204)        376
                                    --------------------------------------------------------------------------------------------
       Total securities available
          for sale                    $38,283       $29      $(503)     $37,809     $41,412         $2     $(1,315)    $40,099

   HELD TO MATURITY:
   US Government Agencies             $20,246       $ 0      $(620)     $19,626     $20,245         $0     $(1,128)    $19,117
   Mortgage-backed                     12,782         0       (255)      12,527      14,005          0        (852)     13,153
                                    --------------------------------------------------------------------------------------------
       Total securities held to
          maturity                    $33,028       $ 0      $(875)     $32,153     $34,250         $0     $(1,980)    $32,270
                                    ============================================================================================

     The table below provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2000, is primarily distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls. The total weighted average yield excludes equity securities.


                                  -----------------------------------------------------------------------------------------
                                      Within       After one year     After five years      After              Total
                                     one year    through five years  through ten years     ten years          Carrying
                                  -----------------------------------------------------------------------------------------
(In thousands)                    Amount   Yield   Amount   Yield    Amount      Yield   Amount    Yield    Value    Yield
---------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE AT FAIR
VALUE:
US Government and Federal          $9,151  5.35%   $   998  6.75%   $4,845        6.48%   $ 1,133   7.37%  $16,127   5.92%
agencies
Other Securities
    Mortgage-backed                     0    --          0    --       937        5.80%    16,705   6.54%   17,642   6.50%
    Other Debt                          0    --          0    --         0          --        908   7.59%      908   7.59%
    Equities, net                     412    --      2,720    --         0          --          0     --     3,132     --
                                  -----------------------------------------------------------------------------------------
    Total Other                       412    --      2,720    --       937        5.80%    17,613   6.60%   21,682   6.56%
                                  -----------------------------------------------------------------------------------------
                                   $9,563  5.35%   $ 3,718  6.75%   $5,782        6.37%   $18,746   6.64%  $37,809   6.26%
                                  =========================================================================================
HELD TO MATURITY AT COST:
US Government and Federal          $2,000  5.51%   $12,500  5.70%   $4,246        5.07%   $ 1,500   7.39%  $20,246   5.68%
agencies
    Mortgage-backed                     0    --          0    --       352        5.99%    12,430   6.41%   12,782   6.40%
                                  -----------------------------------------------------------------------------------------
                                   $2,000  5.51%   $12,500  5.70%   $4,598        5.14%   $13,930   6.51%  $33,028   5.96%
                                  =========================================================================================


     For 2000, gross security gains and losses were $4,600 and ($2,100) respectively and for 1999, gross security gains and losses were $287,000 and ($94,000), respectively. For 1998, securities gains and losses were $320,000 and ($65,000), respectively. In 2000, securities with carrying values aggregating $30,737,000 were pledged to secure public deposits. In 1999, securities with carrying values aggregating $18,668,000 were pledged to secure public deposits and $49,794,000 was pledged to secure borrowings. In 1998, securities with carrying values aggregating $10,117,000 were pledged to secure public deposits.

3. LOANS

     Loans outstanding by classification as of December 31, 2000 and 1999 are as follows:
                                               ----------------------------
     (In thousands)                                2000               1999
                                               ----------------------------
     Commercial & industrial                    $ 61,427           $ 43,523
     Loans secured by real estate:
         Non-residential properties               48,770             52,359
         Residential properties                   91,371            178,963
         Construction                              5,784             17,837
     Loans to individuals                         18,788             29,850
                                               ----------------------------
     Total loans                                $226,140           $322,532
                                               ============================

     SBA loans held for sale, totaling $6.7 million and $3.7 million at December 31, 2000 and 1999, respectively, are included in the commercial and industrial totals. ARM loans held for sale, totaling $36.4 million at December 31, 1999 are included in residential properties. There were no ARM loans held for sale at December 31, 2000.

     SBA loans sold to others and serviced by Unity are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $86,544,000 and $65,712,000 at December 31, 2000 and 1999, respectively.

     As of December 31, 2000 and 1999, the Bank's recorded investment in impaired loans, defined as nonaccrual loans, was $2,903,000 and $1,412,000, respectively, and the related valuation allowance was $417,000 and $219,000, respectively. This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets. Interest income that would have been recorded had these impaired loans performed under the original contract terms was $313,000 in 2000, $206,000 in 1999 and $227,000 in 1998. Average impaired loans for 2000 and 1999 were $2,326,000 and $1,472,000 respectively. At December 31, 2000, $1,272,000 of loans was past due greater than 90 days but still accruing interest as compared to $166,000 at December 31, 1999. Management has evaluated these loans and determined that they are both well collateralized and in the process of collection.

     The majority of the Company's loans are secured by real estate, a portion of which are located outside of New Jersey.

     In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

        (In thousands)
        Loans to officers, directors or their associates at December 31, 1999   $ 3,893
        New loans                                                                 1,441
        Reductions through resignations                                            (743)
        Repayments                                                               (2,590)
                                                                                ---------
        Loans to officers, directors or their associates at December 31, 2000   $ 2,001
                                                                                =========


4. ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

     An analysis of the change in the allowance for loan losses during 2000, 1999, and 1998 is as follows:


        (IN THOUSANDS)                                          2000         1999         1998
                                                               ------       ------       ------
        Balance at beginning of year                           $2,173       $1,825       $1,322
        Provision charged to expense                              716        1,743          804
        Loans charged-off                                        (372)      (1,433)        (329)
        Recoveries on loans previously charged-off                 41           38           28
                                                               ------       ------       ------
        Balance at end of year                                 $2,558       $2,173       $1,825
                                                               ======       ======       ======

5. PREMISES AND EQUIPMENT

     The detail of premises and equipment as of December 31, 2000 and 1999 is as follows:

                                                                     -------------------------
        (In thousands)                                                 2000              1999
                                                                     -------------------------
        Land and buildings                                            $2,793           $ 2,780
        Capital leases                                                 2,714             3,971
        Furniture, fixtures and equipment                              5,079             6,036
        Leasehold improvements                                         2,119             2,321
                                                                     -------------------------
              Gross premises and equipment                            12,705            15,108
        Less: Accumulated depreciation and amortization               (3,325)           (2,738)
                                                                     -------------------------
              Net premises and equipment                              $9,380           $12,370
                                                                     =========================

     The Company has four capital lease locations that are sublet or assigned to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. Depreciation of premises and equipment totaled $1,251,000, $956,000, and $427,000 in 2000, 1999, and 1998,
respectively.

6. OTHER ASSETS

     The detail of other assets as of December 31, 2000 and 1999 are as follows:

                                                                     -------------------------
        (In thousands)                                                  2000             1999
                                                                     -------------------------
        Intangibles                                                $       0           $ 3,595
        Income taxes receivable                                        2,591             2,489
        Net deferred tax asset                                           276             1,431
        Prepaid Expenses                                                 589               704
        Cash surrender value of life insurance                             0             2,203
        Other real estate owned                                          142             1,505
        Other Assets                                                     530             1,981
                                                                   ---------------------------
        Total Other Assets                                         $5,948.00           $13,908
                                                                   ===========================



     On December 30, 1998, the Company purchased life insurance policies on its key directors and executive officers. In 1999, all policies, except one, were canceled. This policy was canceled in 2000.

     In 2000, the Company wrote off approximately $3.2 million of goodwill intangible recognized in the 1999 acquisition of CMA.

7. DEPOSITS

     The maturity distribution of time deposits for December 31, 2000 is as follows:


                                      -----------------------------------------------------------------
                                      WITHIN 1    ONE TO TWO    TWO TO THREE  THREE TO FOUR   OVER FOUR
              (IN THOUSANDS)            YEAR         YEARS          YEARS         YEARS         YEARS
   ----------------------------------------------------------------------------------------------------
   At December 31, 2000
   $100,000 or more                   $32,387       $1,127         $1,482         $  206         $  0
   Less than $100,000                 $77,227       $5,490         $5,485         $6,506         $404
                                      -----------------------------------------------------------------

8. BORROWINGS

     The following table is the period-end and average balance of FHLB borrowings for the last two years with resultant rates:

                                           ----------------------------------------------
      (amounts in thousands)                       2000                      1999
                                           ----------------------------------------------
     FHLB Borrowings                        Amount        Rate        Amount        Rate
-----------------------------------------------------------------------------------------
     At December 31,                       $10,000        4.92%      $53,000        5.66%
     Year-to-date average                  $ 8,289        6.16%      $16,971        5.59%
                                           ----------------------------------------------

     The ten year borrowings at December 31, 2000 are callable after November 2001.

9. COMMITMENTS AND CONTINGENCIES

FACILITY LEASE OBLIGATIONS

     The Company operates twelve branches, five branches under operating leases, including its headquarters, four branches under capital leases and three branches are owned. In addition, the Company has long term leases on four other locations, which are sublet to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. The leases contractual expiration range between the years 2006 and 2014. The following schedule summarizes the contractual rent payments for the future years.


------------------------------------------------------------------------------------------------------------------------
       (In thousands)
           YEAR           OPERATING LEASE RENTAL    CAPITAL LEASE RENTAL       RENT FROM SUBLET
           ----                  PAYMENTS                 PAYMENTS                LOCATIONS            NET RENT EXPENSE
------------------------------------------------------------------------------------------------------------------------
           2001                    $632                   $  739                    $ 347                  $1,024
           2002                     645                      758                      358                   1,045
           2003                     626                      775                      368                   1,033
           2004                     584                      802                      379                   1,007
           2005                     560                      821                      390                     991
        Thereafter                   87                    2,371                    1,244                   1,214
                          ----------------------------------------------------------------------------------------------

     Total rent expense, including the payments made under capital leases, totaled $915,000, $1,290,000, and $619,000 for 2000, 1999 and 1998,
respectively.

LITIGATION

     We may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of our business. Other than as set forth below, we do not believe that any existing legal claims or proceedings will have a material impact on our financial position, or materially impact our results of operations.

     August 14, 2000, Robert J. Van Volkenburgh, our former Chairman and Chief Executive Officer, resigned from his positions with us. In February 2001, Mr. Van Volkenburgh filed a complaint in the Superior Court of New Jersey alleging a breach of certain employment agreements. We intend to vigorously defend ourselves from any claims for payment under these agreements. We believe we have strong defenses to the claims made by Mr. Van Volkenburgh and he is not likely to succeed in this regard. No discovery has taken place. Our position is based upon what we know as of the date of this prospectus, and we may change our opinion based on future developments.

COMMITMENTS TO BORROWERS

     Commitments to extend credit are legally binding loan commitments with set expiration dates. They are to be disbursed, subject to certain conditions, upon request of the borrower. The Company was committed to advance approximately $42,193,000 to its borrowers as of December 31, 2000, as compared to $65,013,000 at December 31, 1999. At December 31, 2000, $13,580,000 of these commitments expires after one year, as compared to $8,213,000 a year earlier.

10. SHAREHOLDERS' EQUITY

     In April 1998, the Company declared a 3 for 2 stock split and a 5% stock dividend was declared on November 23, 1998, for shareholders of record on December 21, 1998 payable January 8, 1999. All share and per share information for all periods presented in these financial statements has been adjusted to give effect to the stock dividends and the stock splits.

     On March 13, 2000, the Company completed an offering of shares of a newly created class of preferred stock. The offering was undertaken without registration with the Securities and Exchange Commission to a limited number of sophisticated investors. The preferred stock bears a cumulative dividend rate of 10%, and is convertible into shares of the Company's common stock at an assumed value of $7.25 per common share. The Company also has rights to force conversion of its preferred stock into common stock starting in March 2002 at an assumed common stock price of $7.25 per share. The Company obtained $5.2 million in proceeds from this offering. The Company issued 103,500 shares of the preferred stock, which are convertible into 713,793 shares of the Company's common stock at a conversion rate of 6.8966 common. The accounting, legal and consulting costs to issue the preferred stock totaled $0.3 million and were applied against the proceeds.

     The Company is prohibited under regulatory order, from paying dividends to its shareholders, and the Bank is prohibited from paying a dividend to the Company. At December 31, 2000, there were $388 thousand of preferred stock dividends in arrears that have not been declared.

11. OTHER INCOME

     The other income components for the years ended December 31, 2000, 1999, and 1998 are as follows:

                                                            ----------------------------------
  (IN THOUSANDS)                                              2000          1999         1998
                                                            ----------------------------------
   SBA Fees                                                 $  785        $  671         $635
   Loan Fees                                                   355           394           70
   Income from cash surrender value of life insurance          108           248           --
   Non-deposit account transaction charges                     225           144           32
   Gain on sale of deposits                                  3,477            --           --
   Other income                                                357           115          120
                                                            ----------------------------------
   Total other income                                       $5,307        $1,572         $857
                                                            ==================================

12. OTHER OPERATING EXPENSES

     The other operating expense components for the years ended December 31, 2000, 1999, and 1998 are as follows:

                                                            ----------------------------------
   (IN THOUSANDS)                                            2000           1999         1998
                                                            ----------------------------------
   Professional services                                   $ 1,471        $1,386       $  887
   Office expenses                                           1,885         1,986        1,042
   Advertising expenses                                        815           881          370
   Communication expenses                                      877           767          240
   Bank services                                             1,052           802          491
   FDIC insurance                                              311           192          116
   Director fees                                                98           236          298
   Operational losses                                           43           848 (1)      370 (2)
   Loan expense                                              1,280         1,265          430
   Amortization of intangibles                                 387           393           13
   Write-off of CMA intangibles                              3,208            --           --
   Other expenses                                              863           729          462
                                                           -----------------------------------
   Total other expense                                     $12,290        $9,485       $4,719
                                                           ===================================

(1) Includes a $786 thousand write-down of uncollected assets associated with the check-kiting scheme.

(2) Includes a $300 thousand write-down of uncollected assets associated with the check-kiting scheme.

13. INCOME TAXES

     The components of the provision (benefit) for income taxes are as follows:

                                                           -----------------------------------
    (IN THOUSANDS)                                           2000          1999         1998
                                                           -----------------------------------
    Federal--Current (benefit) provision                    $  (24)      $(2,239)      $1,274
    --Deferred (benefit) provision                            (936)          496         (262)
                                                           -----------------------------------
    Total Federal (benefit) provision                       $ (960)      $(1,743)      $1,012
                                                           -----------------------------------
    State--Current (benefit) provision                          25          (644)         270
    --Deferred (benefit) provision                            (316)            0            0
                                                           -----------------------------------
    Total State (benefit) provision                         $ (291)       $ (644)      $  270
                                                           -----------------------------------
    Valuation allowance                                      2,090             0            0
                                                           -----------------------------------
    Total (benefit) provision for income taxes              $  839       $(2,387)      $1,282
                                                           ===================================

    A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

                                                           -----------------------------------
    (IN THOUSANDS)                                           2000           1999         1998
                                                           -----------------------------------
    Federal income taxes at statutory rate                 $(1,725)      $(1,960)      $1,162
    State income taxes, net of Federal income tax effect        95          (425)         178
                                                           -----------------------------------
    Other                                                      379           (25)        (58)
                                                           -----------------------------------
    Valuation allowance                                      2,090              0           0
                                                           -----------------------------------
    Provision (benefit) for income taxes                   $   839       $(2,387)      $1,282
                                                           ===================================

     Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 2000 and 1999 are as follows:

                                                         ----------------------
    (In thousands)                                          2000          1999
                                                         ----------------------
    Federal alternative minimum tax credit                $    70        $    0
    Allowance for loan losses                                 818           550
    Unrealized loss on securities available for sale          180           499
    Deferred loan costs                                      (370)         (591)
    State net operating loss carry-forward                  1,606           576
    Mark to market valuation - loans held for sale              0           461
    Other, net                                                 62           (64)
                                                         ----------------------
    Net deferred tax asset                                $ 2,366        $1,431
    Less: valuation allowance                              (2,090)            0
                                                         ----------------------
    Net deferred tax asset                                $   276        $1,431
                                                         ======================


     The Company computes deferred income taxes under the asset and liability method. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions subject to reduction of the asset by a valuation allowance.

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets may not be realized. The Company has provided a valuation allowance of $2.1 million which reduced the deferred tax asset to $276,000.

     At December 31, 2000, the Company has available for federal and state tax purposes, pre-tax net operating loss carryforwards of approximately $2.5 million and $13.0 million, respectfully. Utilization of such net operating losses may be significantly curtailed if a significant change of ownership occurs.


14. NET INCOME (LOSS) PER COMMON SHARE

     The following is a reconciliation of the calculation of basic and dilutive net income (loss) per common share. All share amounts have been restated to include the effect of a 5% stock dividend paid on January 8, 1999.

                                                        ---------------------------------------------
    (IN THOUSANDS, EXCEPT SHARE DATA)                       2000              1999             1998
                                                        ---------------------------------------------
     Net income (loss)                                     $(5,912)          $(3,378)           2,137
     Less: Paid and unpaid preferred stock dividends           413                 0                0
                                                        ---------------------------------------------
     Net income (loss) to common shareholders              $(6,325)          $(3,378)           2,137
                                                        ---------------------------------------------
     Weighted average common shares outstanding          3,706,047         3,723,448        3,198,813
     Plus: Common stock equivalents                              0                 0          160,031
                                                        ---------------------------------------------
     Diluted average common shares outstanding           3,706,047         3,723,448        3,358,844
                                                        ---------------------------------------------
     Net income (loss) per common share - basic            $ (1.71)          $ (0.91)           $0.67
     Net income (loss) per common share - diluted          $ (1.71)          $ (0.91)           $0.64
                                                        =============================================


15. REGULATORY MATTERS

     A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0% and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0%.

     In addition to the risk-based guidelines, regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 4%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

     In connection with the Bank's branch expansion the New Jersey Department of Banking and Insurance imposed a tier leverage ratio of 6% for the Bank. Due to losses incurred during 1999, the Company and the Bank failed to meet the total risk-based capital requirement of 8% at both September 30, 1999 and December 31, 1999. Because the Bank failed to satisfy the minimum capital requirements, it was deemed to be "undercapitalized" under the Prompt Corrective Action provisions of the Federal Deposit Insurance Act and the regulations of the FDIC.

     Because the Company and the Bank failed to maintain minimum levels of required capital the Bank and the Company were required to raise additional capital. As a result of the capital deficiency, in the first quarter of 2000, the Bank and the Company entered into Memoranda of Understanding with their primary regulatory agencies. However, due to continued losses through the first two quarters of 2000, and among other reasons, the Bank and Company entered into stipulations and agreements with each of their respective regulators on July 18, 2000. Under these agreements, the Bank and the Company were each required to take a number of affirmative steps including; hiring an outside consulting firm to review the management structures, adopt strategic and capital plans which will increase the Bank's leverage ratio to 6% or above, review and adopt various policies and procedures, adopting programs with regard to the resolution of certain criticized assets, and providing ongoing reporting to the various regulatory agencies with regard to the Bank's and Company's progress in meeting the requirements of the agreements. The agreements require the Bank and Company to establish a compliance committee to oversee the efforts in meeting all requirements of the agreements, and prohibited the Bank from paying a dividend to the Company and the Company from paying dividends on its common or preferred stock, without regulatory approval.

     In accordance with the capital plan submitted to the regulators, during the first quarter of 2000, the Company undertook an offering of shares of a newly created class of preferred stock. The offering was undertaken without registration with the Securities and Exchange Commission to a limited number of sophisticated investors. The preferred stock bears a dividend rate of 10%, and is convertible into shares of the Company's common stock at an assumed value of $7.25 per common share. The Company obtained $5.2 million in gross proceeds from this offering. The accounting, legal and consulting costs to issue the preferred stock totaled $.3 million and were applied against the proceeds. The Holding Company contributed $5.1 million of capital to the Bank in 2000.

     In addition to the issuance of preferred stock, the Company under the capital restoration plan agreed to improve capital by reducing its financial assets. Pursuant to the plan, the Bank sold $36.4 million in adjustable rate one-to-four family mortgages (ARM's) on March 7, 2000. In the third quarter, the Bank entered into agreements to sell the deposits of five of its branches. The transaction closed in December 2000, and the Bank realized a $3.5 million gain on the sale of deposits, including the write-off of certain equipment in the branches. In order to fund the sale of the branches, $44.8 million of home equity loans were sold.

     As a result of the preferred stock offering and the reduction of assets through both loan sales and the sale of deposits and branches, both the Company and the Bank meet the minimum federal capital adequacy requirements at December 31, 2000. The Bank has until December 2001 to achieve the 6% Tier 1 leverage ratio required by the New Jersey Department of Banking and Insurance.

     The Company's actual capital amounts and ratios are presented in the following table.


                                      ------------------------------------------------------------------------------------
                                                                                                 To Be Well Capitalized
                                                                          For Capital            Under Prompt Corrective
                                              Actual                    Adequacy Purposes            Action Provisions
                                      ------------------------------------------------------------------------------------
        (In thousands)                 Amount        Ratio            Amount        Ratio           Amount        Ratio
                                      ------------------------------------------------------------------------------------
     AS OF DECEMBER 31, 2000-
      Leverage ratio                   $21,539       5.50%       =>  $15,670       4.00%       =>  $19,588        5.00%
      Tier I risk-based ratio          $21,539       9.61%       =>  $ 8,961       4.00%       =>  $13,442        6.00%
      Total risk-based capital         $24,097      10.76%       =>  $17,922       8.00%       =>  $22,403       10.00%
      ratio
     AS OF DECEMBER 31, 1999-
      Leverage ratio                   $18,883       4.35%       =>  $17,348       4.00%       <   $21,685        5.00%
      Tier I risk-based ratio          $18,883       6.17%       =>  $12,241       4.00%       =>  $18,361        6.00%
      Total risk-based capital         $21,056       6.88%       <   $24,481       8.00%       <   $30,602       10.00%
      ratio
                                      ------------------------------------------------------------------------------------



     The Bank's actual capital amounts and ratios are presented in the following table.
                                       -----------------------------------------------------------------------------------
                                                                                                To Be Well Capitalized
                                             Actual                     For Capital             Under Prompt Corrective
                                                                     Adequacy Purposes             Action Provisions
                                                                    --------------------        -----------------------
        (In thousands)                 Amount        Ratio          Amount         Ratio            Amount       Ratio
                                       -----------------------------------------------------------------------------------
                                                       (a)
     AS OF DECEMBER 31, 2000-
      Leverage ratio                   $20,394        5.24%      =>  $15,579       4.00%       =>  $19,474        5.00%
      Tier I risk-based ratio          $20,394        9.12%      =>  $ 8,946       4.00%       =>  $13,419        6.00%
      Total risk-based capital         $22,952       10.26%      =>  $17,892       8.00%       =>  $22,365       10.00%
        ratio
     AS OF DECEMBER 31, 1999-
                                                       (a)
      Leverage ratio                   $17,215        4.01%      =>  $17,181       4.00%        <  $21,476        5.00%
      Tier I risk-based ratio          $17,215        5.62%      =>  $12,260       4.00%        <  $18,390        6.00%
      Total risk-based capital         $19,388        6.33%       <  $24,520       8.00%        <  $30,651       10.00%
        ratio
                                       -----------------------------------------------------------------------------------


16. EMPLOYEE BENEFIT PLANS

     The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 15% of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed $42,000 and $39,000 to the Plan in 2000 and 1999, respectively.

     The Bank does not currently provide any post retirement or post employment benefits to its employees other than the 401(k) plan.

     The Company has five stock option Plans. These Plans allow the Board of Directors to grant options to officers, employees and members of the Board. Option prices are determined by the Board, provided however, that the option price may not be less than 85% of the fair market value of the shares at the date of the grant. The period during which the option is vested varies, but no option may be exercised after 10 years from the date of the grant. As of December 31, 2000, 811,876 shares have been reserved for issuance under the Plans, 363,655 shares have been issued, leaving 448,221 shares available.

     Transactions under these five stock option plans are summarized as follows:


                                              ----------------------------------------------
                                                                 EXERCISE           WEIGHTED
                                              NUMBER OF          PRICE PER          AVERAGE
                                               SHARES              SHARE            EXERCISE
                                                                                     PRICE
                                              ----------------------------------------------
      Outstanding, December 31, 1997            125,824      $ 6.17 - $ 8.84        $ 7.41
                                               --------
      Options granted                           363,322       10.59 -  15.24         11.14
      Options exercised                         (46,560)       6.17 -  11.21          7.90
      Options expired                           (20,476)      11.19 -  11.21         11.20
                                               --------
      Outstanding, December 31, 1998            422,110      $ 6.17 - $15.24        $10.38
                                               ========
      Options granted                           143,100        9.88 -  13.50         11.21
      Options exercised                            0
      Options expired                           (36,990)       9.88 -  15.24         10.95
                                               --------
      Outstanding, December 31, 1999            528,220      $ 6.17 - $13.69        $10.57
                                               ========
      Options granted                            88,500        2.81 -   8.00          6.31
      Options exercised                            0
      Options expired                          (315,864)       5.88 -  13.50         10.44
                                               --------
      Outstanding, December 31, 2000            300,856      $ 2.81 - $13.69        $ 9.45
                                               ---------------------------------------------

     The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans. Under APB Opinion 25, compensation costs for the stock option is not recognized. The Company's net loss and loss per common share would have been reduced to the pro forma amounts indicated in the following schedule had there been compensation costs for the Company's stock option plans, based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123. The estimated fair value of each award option was $4.59, $6.19, and $2.29 in 2000, 1999 and 1998, respectively.

                          SFAS 123 Proforma Restatement

   (In thousands, except per share amounts)           2000         1999         1998
                                                    ----------------------------------
    Net income (loss)-
        As reported                                 $(6,325)      $(3,378)      $2,137
        Pro forma                                   $(6,569)      $(3,909)      $1,638
    Net income (loss) per share-
        Basic as reported                           $ (1.71)      $ (0.91)      $ 0.67
        Diluted as reported                         $ (1.71)      $ (0.91)      $ 0.64
        Basic - Pro forma                           $ (1.77)      $ (1.05)      $ 0.51
        Diluted - Pro forma                         $ (1.77)      $ (1.05)      $ 0.49


     The fair value of each option grant under the Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998; dividend yields of 0.0%, 0.0%, and 2.0% respectively, expected volatility of 90.0%, 90.0%, and 33.8% respectively, risk-free interest rates of 5.55%, 5.75%, and 5.48% respectively, and expected lives of 3.4, 3.8, and 2.6 respectively.

     The following table summarizes information about stock options outstanding at December 31, 2000:

            --------------------------------------------------------------------------------------------------------
                                                 SHARES                                                 SHARES
                    EXERCISE                 OUTSTANDING AT                REMAINING                EXERCISABLE AT
                      PRICE                DECEMBER 31, 2000           CONTRACTUAL LIFE            DECEMBER 31, 2000
            --------------------------------------------------------------------------------------------------------
                     <   $3.99                   15,000                    9.7 years                          0
               $4.00 -   $5.99                   13,500                    9.5 years                        200
               $6.00 -   $7.99                   38,192                    5.3 years                     31,892
               $8.00 -   $9.99                   33,750                    5.0 years                     19,350
              $10.00 -  $11.99                  197,789                    2.2 years                    157,469
                     >  $12.00                    2,625                    2.5 years                      2,625
                                          -------------------                                     ------------------
                        $ 9.45 *                300,856                                                 211,536
                                          ===================                                     ==================
           * Weighted average exercise price
           ---------------------------------------------------------------------------------------------------------

     Select key employees and Board members are eligible to participate in the Company's two Stock Bonus Plans. Under the Plans, the Company may award stock grants to those employees and Board members at its discretion. The Company records an expense equal to the number of shares granted multiplied by the fair market value of the stock at the date of grant. The Company granted 26,894 shares to employees and Board members in 1999, resulting in approximately $289,000 in expense, compared to 24,573 shares in 1998, resulting in approximately $320,000 in expense. No shares were granted in 2000. As of December 31, 2000, the Company has 47,646 shares reserved for issuance under the Stock Bonus Plans.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value estimates for financial instruments are made at a discrete point in time based upon relevant market information and information about the underlying instruments.

     Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgment regarding a number of factors. These estimates are subjective in nature and involve some uncertainties. Changes in assumptions and methodologies may have a material effect on these estimated fair values. In addition, reasonable comparability between financial institutions may not be likely due to a wide range of permitted valuation techniques and numerous estimates which must be made. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CASH AND FEDERAL FUNDS SOLD

     For those short-term instruments, the carrying value is a reasonable estimate of fair value.

SECURITIES

     For the held to maturity and available for sale portfolios, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS

     The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the credit, collateral, and interest rate risk inherent in the loan.

DEPOSIT LIABILITIES

     The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

BORROWINGS

     The fair value of the borrowings are estimated by discounting the projected future cash flows using current market rates.

UNRECOGNIZED FINANCIAL INSTRUMENTS

     At December 31, 2000, the Bank had standby letters of credit outstanding of $282,000, as compared to $299,000 at December 31, 1999. The fair value of these commitments is nominal.

     The Bank does not generally charge a fee on loan commitments and, consequently, there is no basis to calculate a fair value.

     Below is the Company's estimated financial instruments fair value as of December 31, 2000 and 1999:

                                                       --------------------------------------------------------------
                                                                    2000                            1999
                                                       --------------------------------------------------------------
                                                        Carrying           Fair           Carrying          Fair
       (In thousands)                                    Amount            Value           Amount           Value
                                                       --------------------------------------------------------------
  Financial assets-
  Cash and Federal funds sold                           $ 45,240         $ 45,240         $ 15,121        $ 15,121
  Securities held to maturity                           $ 33,028         $ 32,153         $ 34,250        $ 32,270
  Securities available for sale                         $ 37,809         $ 37,809         $ 40,099        $ 40,099
  Loans, net of allowance for possible loan losses      $223,582         $221,124         $320,359        $316,374
  Financial liabilities- Total deposits                 $320,318         $320,579         $357,538        $356,843
  Financial liabilities- Borrowings                     $ 10,000         $ 10,040         $ 53,000        $ 53,000
                                                       --------------------------------------------------------------


18. CONDENSED FINANCIAL STATEMENTS OF UNITY BANCORP, INC. (PARENT COMPANY ONLY)
                                                                            -------------------------
                                       Balance Sheets                              DECEMBER 31
                                       --------------                       -------------------------
                                       (in thousands)                          2000             1999
  ASSETS:                                                                   -------------------------
  Cash                                                                        $   721        $   606
  Securities available for sale                                                   412            376
  Investment in Bank subsidiary                                                20,169         20,122
  Other assets                                                                    117            756
                                                                            -------------------------
      Total assets                                                            $21,419        $21,860
                                                                            =========================
  LIABILITIES AND SHAREHOLDERS' EQUITY:
  Other liabilities                                                           $   105        $    68
  Shareholders' equity                                                         21,314         21,792
                                                                            -------------------------
      Total liabilities and shareholders' equity                              $21,419        $21,860
                                                                            =========================

                                                                               ---------------------------------------
                                  Statements of Operations                                   DECEMBER 31
                                  ------------------------                     ---------------------------------------
                                       (in thousands)                             2000           1999            1998
                                                                               ---------------------------------------
  Interest income                                                               $    97        $   187          $  229
  Interest expense                                                                   15              0               0
                                                                               ---------------------------------------
  Net interest income                                                                82            187             229
  Gain on sale of available for sale securities                                       4            205             212
  Dividends from Bank subsidiary                                                      0              0             505
                                                                               ---------------------------------------
       Total income                                                                  86            392             946
  Compensation                                                                       79            431             227
  Other expenses                                                                    594            618             438
                                                                               ---------------------------------------
  (Loss) income before income tax benefit and equity in undistributed loss of
     subsidiary                                                                    (587)          (657)            281
  Income tax benefit                                                               (199)          (223)            (76)
                                                                               ---------------------------------------
  (Loss) income before equity in undistributed loss of subsidiary                  (388)          (434)            357
  Equity in undistributed (loss) income of subsidiary                            (5,524)        (2,944)          1,780
                                                                               ---------------------------------------
        Net income (loss)                                                       $(5,912)       $(3,378)         $2,137
                                                                               ---------------------------------------



                                                                         ----------------------------------------
                                  Statements of Cash Flows
                                  ------------------------                              DECEMBER 31
                                       (in thousands)                    ----------------------------------------
                                                                            2000            1999           1998
                                                                         ----------------------------------------
  Operating Activities:
  ---------------------
  Net income (loss) earnings                                              $(5,912)       $(3,378)         $2,137
  Adjustments to reconcile net income (loss)
  to net cash (used in)  provided by operating activities:
       Equity in undistributed (loss) income of subsidiary                  5,524          2,944          (1,780)
       Depreciation and amortization                                            0             13              13
       Stock grants                                                            10              0               0
       Gain on sale of securities available for sale                           (4)          (205)           (212)
       Decrease (increase) in other assets                                    605           (454)             41
       (Decrease) increase in other liabilities                                35             (5)            (64)
                                                                         ----------------------------------------
  Net cash used in (provided by) operating activities                         258         (1,085)            135
                                                                         ----------------------------------------
  Investing Activities:
  ---------------------
       Sales and maturities on securities available for sale                   62          2,834           5,741
       Purchases of securities available for sale                               0         (2,803)         (3,449)
       Additional equity investment in bank subsidiary                     (5,109)        (3,640)              0
       Cash payment - CMA acquisition                                           0         (1,700)              0
                                                                         ----------------------------------------
  Net cash used in by investing activities                                 (5,047)        (5,309)          2,292
                                                                         ----------------------------------------
  Financing Activities:
  --------------------
       Proceeds from issuance of preferred stock, net                       4,929              0               0
       Proceeds from issuance of common stock, net                              0              0           6,019
       Payment to repurchase common stock, net                                  0           (983)         (1,202)
       Cash dividends and fractional shares paid                              (25)          (854)           (504)
                                                                         ----------------------------------------
  Net cash provided (used in) by financing activities                     $ 4,904        $(1,837)         $4,313
                                                                         ----------------------------------------
  Net increase (decrease) in cash and cash equivalents                        115         (8,231)          6,740
    Cash beginning of year                                                    606          8,837           2,097
                                                                         ----------------------------------------
    Cash end of year                                                      $   721        $   606           8,837
                                                                         ----------------------------------------
       Supplemental disclosures:  Interest paid                           $    15        $     0          $    0
                                                                         ----------------------------------------

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following quarterly financial information for the years ended December 31, 2000 and 1999 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.



 (In thousands, except per share data)
                                                            ------------------------------------------------------------
          2000                                                March 31         June 30     September 30      December 31
          ----                                              ------------------------------------------------------------
    Total interest income                                     $ 7,101          $6,968         $ 7,057           $ 6,891
    Total interest expense                                      4,225           4,046           4,114             3,937
                                                            ------------------------------------------------------------
        Net interest income                                     2,876           2,922           2,943             2,954
    Provision for loan losses                                     246              90              90               290
                                                            ------------------------------------------------------------
    Net interest income after provision for loan losses         2,630           2,832           2,853             2,664
    Total non-interest income                                     544           2,437             554             4,131
    Total non-interest expense                                  4,899           5,681           7,484             5,654
                                                            ------------------------------------------------------------
    Net loss before tax                                        (1,725)           (412)         (4,077)            1,141
                                                            ------------------------------------------------------------
    Income tax (benefit) provision                               (709)           (173)           (757)            2,478
                                                            ------------------------------------------------------------
        Net loss from operations                              $(1,016)         $ (239)        $(3,320)          $(1,337)
                                                            ------------------------------------------------------------
        Paid and unpaid preferred stock dividends                  25             131             132               125
                                                            ------------------------------------------------------------
        Net loss to common shareholders                       $(1,041)         $ (370)        $(3,452)          $(1,462)
                                                            ------------------------------------------------------------
        Basic and diluted loss per common share               $ (0.27)         $(0.11)        $ (0.93)          $ (0.40)
                                                            ------------------------------------------------------------

          1999                                                March 31         June 30    September 30       December 31
          ----                                              ------------------------------------------------------------
    Total interest income                                     $  4,589         $ 5,361        $  6,759          $  6,979
    Total interest expense                                       1,992           2,951           3,714             4,081
                                                            ------------------------------------------------------------
        Net interest income                                      2,597           2,410           3,045             2,898
    Provision for loan losses                                       61             600             867               215
                                                            ------------------------------------------------------------
    Net interest income after provision for loan losses          2,536           1,810           2,178             2,683
    Total non-interest income                                    1,690           2,840           1,098               (22)
    Total non-interest expense                                   3,432           5,334           6,075             5,737
                                                            ------------------------------------------------------------
    Net income (loss) before tax                                   794            (684)         (2,799)           (3,076)
                                                            ------------------------------------------------------------
    Income tax (benefit) provision                                 293            (309)         (1,118)           (1,253)
                                                            ------------------------------------------------------------
        Net income (loss) from operations                     $    501         $  (375)       $ (1,681)         $ (1,823)
                                                            ------------------------------------------------------------
        Basic and diluted earnings (loss) per common share    $   0.13         $ (0.10)       $  (0.45)         $  (0.49)
                                                            ------------------------------------------------------------

                               UNITY BANCORP, INC.

                               Unity Bancorp, Inc.
                               Exchange Offer for
                            SERIES A PREFERRED STOCK

                          ----------------------------
                                   PROSPECTUS

                                 June 28, 2001


                          ----------------------------

                                 EXCHANGE AGENT:
                               UNITY BANCORP, INC.
                                64 OLD HIGHWAY 22
                            CLINTON, NEW JERSEY 08809

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As permitted by Section 145 of the Delaware General Corporation Law, Unity Bancorp, Inc.'s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to Unity Bancorp, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of Unity Bancorp, Inc. provide that the Registrant shall indemnify its directors and officers under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and Unity Bancorp, Inc. is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

ITEM 21.  EXHIBITS




EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
-------                           -----------------------
3 (i)             Certificate of Incorporation of the Company, as amended (2)
3 (ii)            By-laws of the Company (1)
4 (i)             Form of Stock Certificate (2)
4 (ii)            Form of Warrant Certificate (6)
5 (i)             Opinion of Windels Marx Lane & Mittendorf, LLP
5 (ii)            Opinion of Windels Marx Lane & Mittendorf, LLP as to certain tax matters
10 (i)            1994 Stock Option Plan for Non-Employee Directors (1)
10 (ii)           Stock Bonus Plan (2)
10 (iii)          1997 Stock Option Plan (3)
10 (iv)           1997 Stock Bonus Plan (3)
10 (v)            1998 Stock Option Plan (4)
10 (vi)           Employment Agreement with Anthony J. Feraro (5)
21                Subsidiaries of the Registrant (6)
23 (i)            Consent of KPMG LLP
23 (ii)           Consent of Arthur Andersen LLP
24                Power of Attorney (6)
99 (i)            Letter to Shareholders, dated May 24, 2001 (6)
99 (ii)           Letter of Transmittal (6)
99 (iii)          Notice of Guaranteed Delivery (6)
99 (iv)           Letter to Shareholders, dated June 28, 2001
99 (v)            Revised Letter of Transmittal


(1) Incorporated by reference from Exhibits 2(a) to 99(b) from the Registrant's Registration Statement on Form S-4, Registration No. 33-76392.

(2) Incorporated by reference from Exhibits 3(i) to 27 from the Registrant's Registration Statement on Form SB-2, Registration No. 333-12565.

(3) Incorporated by reference from Exhibits B and C from the Company's Definitive Proxy Statement for its 1997 Annual Meeting of Shareholders.

(4) Incorporated by reference form Exhibit A from the Company's definitive Proxy Statement for its 1998 Annual Meeting of Shareholders.

(5) Incorporated by reference from Exhibit 10 (vi) of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999.


(6) Previously filed.


ITEM 22. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

              (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1933, this Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clinton, State of New Jersey, on the 27 day of June, 2001


                                        UNITY BANCORP, INC.

                                        By:  /s/ Anthony J. Feraro
                                         ------------------------------------
                                             Anthony J. Feraro
                                             President & Chief Executive Officer


                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
-------                           -----------------------
3 (i)             Certificate of Incorporation of the Company, as amended (2)
3 (ii)            By-laws of the Company (1)
4 (i)             Form of Stock Certificate (2)
4 (ii)            Form of Warrant Certificate
5 (i)             Opinion of Windels Marx Lane & Mittendorf, LLP
5 (ii)            Opinion of Windels Marx Lane & Mittendorf, LLP as to certain tax matters
10 (i)            1994 Stock Option Plan for Non-Employee Directors (1)
10 (ii)           Stock Bonus Plan (2)
10 (iii)          1997 Stock Option Plan (3)
10 (iv)           1997 Stock Bonus Plan (3)
10 (v)            1998 Stock Option Plan (4)
10 (vi)           Employment Agreement with Anthony J. Feraro (5)
21                Subsidiaries of the Registrant (6)
23 (i)            Consent of KPMG LLP
23 (ii)           Consent of Arthur Andersen LLP
24                Power of Attorney (6)
99 (i)            Letter to Shareholders, dated May 24, 2001 (6)
99 (ii)           Letter of Transmittal (6)
99 (iii)          Notice of Guaranteed Delivery (6)
99 (iv)           Letter to Shareholders, dated June 28, 2001
99 (v)            Revised Letter of Transmittal



(1) Incorporated by reference from Exhibits 2(a) to 99(b) from the Registrant's Registration Statement on Form S-4, Registration No. 33-76392.

(2) Incorporated by reference from Exhibits 3(i) to 27 from the Registrant's Registration Statement on Form SB-2, Registration No. 333-12565.

(3) Incorporated by reference from Exhibits B and C from the Company's Definitive Proxy Statement for its 1997 Annual Meeting of Shareholders.

(4) Incorporated by reference form Exhibit A from the Company's definitive Proxy Statement for its 1998 Annual Meeting of Shareholders.

(5) Incorporated by reference from Exhibit 10 (vi) of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999.


(6) Previously filed.